Exhibit 2.1

Execution Copy

EQUITY PURCHASE AGREEMENT

by and among

XEROX CORPORATION,

LEXMARK INTERNATIONAL II, LLC,

AND

NINESTAR GROUP COMPANY LIMITED

DATED AS OF DECEMBER 22, 2024

i

Table of Contents

(continued)

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Table of Contents

(continued)

iii

APPENDICES AND EXHIBITS

APPENDICES
Appendix A	–	Definitions

EXHIBITS
Exhibit A	–	Accounting Principles
Exhibit B	–	Non-Terminating Intercompany Agreement Terms
Exhibit C	–	Closing Debt to be Discharged
Exhibit D	–	R&W Insurance Policy

v

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT, dated as of December 22, 2024 (this “Agreement”), is entered into by and among (a) Ninestar Group Company Limited, an exempted limited liability company organized under the Laws of the Cayman Islands (“Seller”); (b) Xerox Corporation, a corporation organized under the Laws of New York (“Buyer”); and (c) Lexmark International II, LLC, a limited liability company organized under the Laws of Delaware (the “Company”). Except as otherwise indicated herein, capitalized terms used herein are defined in Appendix A hereof.

W I T N E S S E T H:

WHEREAS, Seller owns one hundred percent (100%) of the outstanding equity interests of the Company (the “Company Interests”);

WHEREAS, the Company Entities are in the business of manufacturing, distributing, selling and reselling printers and related hardware products, supplies (including toner and ink cartridges and toner and ink cartridge chips), related services (including managed print and customer financing) and Software (the “Business”);

WHEREAS, on the terms and subject to the conditions set forth herein, the Parties desire for Buyer to purchase from Seller, and for Seller to sell or cause to be sold to Buyer, all of the Company Interests (the “Equity Purchase”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, in connection with the transactions contemplated hereby and as an inducement to the willingness of Buyer to enter into this Agreement, each of Wang Dongying and Zhuhai Seine Technology Co., Ltd. and Buyer have entered into that certain Voting Agreement, dated as of the date hereof (the “Voting Agreement”), pursuant to which each Obligor (as defined in the Voting Agreement) has agreed, among other things, to vote all of its equity interests in Ninestar in favor of approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such Voting Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1. Definitions Generally. Defined terms in this Agreement and in the Appendices and Schedules to this Agreement have the meanings assigned to them in Appendix A to this Agreement.

Section 1.2. Interpretation Generally. This Agreement was prepared jointly by the Parties hereto and no rule that it be construed against the drafter will have any application in its construction or interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c) references herein to a specific Article, Section, Subsection or Schedule shall refer, respectively, to Articles, Sections, Subsections or Schedules of this Agreement;

(d) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation;”

(e) references herein to any gender includes each other gender;

(f) the word “or” shall be inclusive and not exclusive (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”), unless used in conjunction with “either” or the like;

(g) the word “within” with respect to a particular day or date shall mean a period ending at the end of such day or date.

(h) when calculating the period of time before which, within which or after which any act is to be done or step taken pursuant to this Agreement, (A) the date that is the reference date in calculating such period shall be excluded; and (B) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. All references in this Agreement to a number of days are to such number of calendar days unless Business Days are specified and all references to time, unless otherwise specified herein, shall refer to New York City time;

(i) each reference to any Contract, document or agreement (including this Agreement) shall be to such Contract, document or agreement as amended, supplemented, waived or otherwise modified from time to time and shall include and incorporate all exhibits, Schedules and other attachments thereto;

(j) each reference to a Law, statute, regulation or other government rule is to it as amended or supplemented from time to time and, as applicable, is to corresponding provisions of successor Laws, statutes, regulations or other government rules;

(k) each reference to “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”;

(l) all references to “Dollars,” “dollars” or “$” means the lawful currency of the United States of America;

(m) references in this Agreement to Dollar amount thresholds shall not be deemed to be evidence of a Material Adverse Effect or materiality; and

(n) References to documents or other materials “provided” or “made available” to Buyer or similar phrases herein shall mean that such documents or other materials were delivered to Buyer or its Representatives or were present in the SmartRoom virtual data site labeled “Project Belmont” (the “Data Room”) maintained by Seller for purposes of the transactions contemplated by this Agreement at least one (1) day prior to the date hereof. Any documents or other materials “provided” or “made available” to Representatives of Buyer shall be deemed to be “provided” or “made available” to Buyer for purposes of this Agreement.

ARTICLE II

EQUITY PURCHASE

Section 2.1. Equity Purchase. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer and deliver to Buyer, and Buyer shall purchase from Seller, the Company Interests, free and clear of all Liens, other than the Permitted Liens and restrictions on transfer imposed under applicable securities Laws.

Section 2.2. Closing. The closing of the Equity Purchase (the “Closing”) shall take place at the offices of Dechert LLP, Three Bryant Park, 1095 Avenue of the Americas, New York, New York 10036 (or remotely by electronic exchange of documents), at 10:00 am local time on the fifth (5th) Business Day immediately following the day on which the last of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) to be satisfied or waived is so satisfied or waived, or at such other place, time and date as Buyer and Seller may agree in writing (the actual date of the Closing, the “Closing Date”); provided, that, notwithstanding anything to the contrary in this Agreement, unless otherwise agreed in writing by Buyer, the Closing shall not occur prior to the earlier of (i) any Business Day during the Marketing Period specified by Buyer on no less than three (3) Business Days’ notice to the Seller and (ii) the third (3rd) Business Day immediately following the end of the Marketing Period, in each case, subject to the satisfaction or waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing).

Section 2.3. Closing Estimates; Closing Date Purchase Price; Payments at Closing.

(a) Closing Estimates. On or prior to the third (3rd) Business Day prior to the Closing Date, Seller shall, or shall cause the Company to, deliver to Buyer a statement, signed by a duly authorized officer of the Company (on behalf and in the name of the Company) setting forth an unaudited consolidated balance sheet of the Company Entities as of immediately prior to the Closing, together with the Company’s good faith estimate of (i) the Net Working Capital as of immediately prior to the Closing (the “Estimated Net Working Capital”), (ii) based on the Estimated Net Working Capital, the Net Working Capital Adjustment (the “Estimated Net Working Capital Adjustment”), (iii) the Funded Indebtedness as of immediately prior to the Closing (the “Estimated Funded Indebtedness”), (iv) the Closing Date Cash (the “Estimated

Closing Date Cash”), (v) the Transaction Related Expenses (the “Estimated Transaction Related Expenses”), (vi) the aggregate amount of any Interim Period Obligations (the “Estimated Interim Period Obligation Amount”) and, on the basis of the foregoing, (vii) the Estimated Purchase Price (as defined below) and the components and calculations thereof, which for the avoidance of doubt, shall be calculated in accordance with this Agreement, including the Accounting Principles.

(b) Estimated Purchase Price. The amount payable by Buyer to Seller at the Closing for the Company Interests shall be an amount (the “Estimated Purchase Price”) equal to (i) One Billion, Five Hundred Million Dollars ($1,500,000,000) (the “Base Amount”), plus (ii) the Estimated Net Working Capital Adjustment (which may be a negative number), minus (iii) the Estimated Funded Indebtedness, plus (iv) the Estimated Closing Date Cash, minus (v) the Estimated Transaction Related Expenses, which Estimated Purchase Price shall be payable by wire transfer of immediately available funds, and subject to adjustment pursuant to Section 2.7.

(c) Payments at the Closing. At the Closing, Buyer shall pay (or cause to be paid through the Company) the following:

(i) an amount equal to the Closing Debt to be Discharged, by wire transfer of immediately available funds, to one or more accounts of the holders of the Closing Debt to be Discharged (or the agents or other representatives thereof, as applicable) as specified in the Payoff Letters delivered to Buyer;

(ii) an amount equal to the Estimated Transaction Related Expenses to one or more accounts (of the applicable Persons to whom such payments are required to be made) as specified in writing by Seller to Buyer at least two (2) Business Days prior to the Closing Date;

(iii) the Adjustment Escrow Amount (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, the “Adjustment Escrow Fund”) to an account (the “Adjustment Escrow Account”) designated by the Escrow Agent to Buyer (which account will be designated no later than two (2) Business Days prior to the Closing Date) by wire transfer of immediately available funds. The Adjustment Escrow Amount will be held by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement. The Adjustment Escrow Fund will be disbursed as set forth in Section 2.7(d);

(iv) the Estimated Interim Period Obligation Amount, if any (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, the “Interim Period Obligation Escrow Fund”), to an account (the “Interim Period Obligation Escrow Account”) designated by the Escrow Agent to Buyer (which account will be designated no later than two (2) Business Days prior to the Closing Date) by wire transfer of immediately available funds. The Estimated Interim Period Obligation Amount will be held by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement. The Interim Period Obligation Escrow Fund will be disbursed as set forth in Section 2.10;

(v) an amount equal to (x) the Estimated Purchase Price less (y) the amounts paid in accordance Section 2.3(c)(iii) – (iv), will be paid to Seller by wire transfer of immediately available funds to one or more accounts of Seller as specified in writing by Seller to Buyer at least two (2) Business Days prior to the Closing Date.

Section 2.4. Withholding Rights. Each of Buyer and any other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable to Seller pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Code, or any applicable provision of state, local or foreign Tax Law; provided, however, that, other than with respect to any compensatory payments or withholding due to the failure to provide a certificate as required under Section 2.5(b), (a) as soon as practicable and at least a commercially reasonable period of time before any such deduction or withholding is made, Buyer shall give Seller written notice of the intention to make such deduction or withholding, (b) Buyer shall cooperate with Seller to the extent reasonable in Seller’s efforts to obtain reduction of or relief from or to otherwise minimize any such deduction or withholding and (c) Buyer shall timely remit (or cause to be remitted) to the appropriate Taxing Authority any and all amounts so deducted or withheld by Buyer. To the extent that amounts are so deducted or withheld and paid over to applicable Taxing Authorities, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.5. Deliveries by Seller. At or prior to the Closing, Seller shall deliver or cause to be delivered to Buyer the following:

(a) the certificate to be delivered pursuant to Section 9.2(d);

(b) a certification, in a form reasonably compliant with Treasury Regulation Sections 1.1445-2(c) and 1.897-2(h), establishing that Lexmark International, Inc. is not a United States real property holding corporation;

(c) a copy of each pay-off letter with each holder of Closing Debt to be Discharged;

(d) resignations of the directors and officers of the Company Entities set forth on Section 2.5(d) of the Disclosure Schedules;

(e) written evidence of the termination of the Terminating Intercompany Agreements set forth on Section 2.5(e) of the Disclosure Schedules in accordance with Section 6.12;

(f) written resolutions of Seller and the Company approving the transactions contemplated by this Agreement and each of the Ancillary Agreements;

(g) such duly executed instruments of transfer as may be necessary to vest in Buyer all right, title and interest in and to the Company Interests;

(h) the Escrow Agreement, duly executed by Seller; and

(i) no less than one (1) Business Day prior to the Closing Date, a copy of each pay-off letter (each, a “Payoff Letter”) with each holder of Closing Debt to be Discharged (or the agents or other representatives thereof, as applicable), in form and substance reasonably satisfactory to Buyer.

Section 2.6. Deliveries by Buyer. At or prior to the Closing, Buyer shall deliver to Seller the following:

(a) the certificate to be delivered pursuant to Section 9.3(c);

(b) the Escrow Agreement, duly executed by Buyer and Escrow Agent; and

(c) the portion of Estimated Purchase Price owed to Seller in accordance with Section 2.3(c)(v).

Section 2.7. Post-Closing Purchase Price Adjustment.

(a) As soon as practicable, but no later than sixty (60) calendar days after the Closing Date, Buyer shall cause to be prepared and delivered to Seller a statement (the “Closing Statement”) consisting of an unaudited consolidated balance sheet of the Company Entities as of immediately prior to the Closing, together with Buyer’s good faith calculation of (i) the Net Working Capital, (ii) based on such Net Working Capital amount, the Net Working Capital Adjustment, (iii) the Funded Indebtedness, (iv) the Closing Date Cash, (v) the Transaction Related Expenses and (vi) the amount of any Interim Period Obligations, in each case, as of immediately prior to the Closing, and the components thereof in reasonable detail. Buyer’s calculation of the Net Working Capital, the Net Working Capital Adjustment, the Funded Indebtedness, the Closing Date Cash, the Transaction Related Expenses and the amount of any Interim Period Obligations set forth in the Closing Statement shall be prepared and calculated in good faith, and in the manner and on a basis consistent with the terms of this Agreement and the Accounting Principles (in the case of Net Working Capital) and the definitions thereof and Buyer’s calculation of Net Working Capital shall take into account only those general ledger accounts reflected on Part 2 of Exhibit A. Buyer’s calculations included in the Closing Statement shall (x) not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby, (y) be based on facts and circumstances as they exist on the Closing Date and (z) exclude the effect of any decision or event occurring after the Closing. If Buyer fails to deliver the Closing Statement by the sixtieth (60th) calendar day after the Closing Date, then (i) the Estimated Net Working Capital, the Estimated Net Working Capital Adjustment, the Estimated Funded Indebtedness, the Estimated Closing Date Cash, the Estimated Transaction Related Expenses and the Estimated Interim Period Obligation Amount will be deemed the Final Net Working Capital, Final Net Working Capital Adjustment, Final Funded Indebtedness, Final Closing Date Cash, Final Transaction Related Expenses and Final Interim Period Obligation Amount, respectively, or (ii) if Seller notifies Buyer of its election to provide its own calculations thereof no later than two (2) Business Days after the conclusion of such sixty (60) calendar day period, and provides to Buyer Seller’s calculations no later than ten (10) Business Days after the expiration of such sixty (60) calendar day period, then such calculations shall be deemed to be the “Closing Statement”, and Buyer shall have the right to review Seller’s calculations as if all references to Seller were references to Buyer in Section 2.7(b) (and in such case all references to Buyer in Section 2.7(b) shall be deemed to be references to Seller). In furtherance of the foregoing, Buyer and Seller acknowledge and agree that the Accounting Principles are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies.

(b) In the event that the Closing Statement is timely delivered in accordance with Section 2.7(a), Seller will have forty-five (45) calendar days to review the Closing Statement. Unless Seller delivers written notice (which notice shall include the items and amounts in dispute and supporting documentation related thereto (each such item, a “Disputed Item”)) to Buyer on or prior to the forty-fifth (45th) calendar day after Seller’s receipt of the Closing Statement, Seller will be deemed to have accepted and agreed to the Closing Statement and such statement (and the calculations contained therein) will be final, binding and conclusive on the Parties. If Seller notifies Buyer of Disputed Items within such forty-five (45) calendar day period, Buyer and Seller shall, during the thirty (30) calendar days following delivery of such notice by Seller to Buyer (or such longer period as they may mutually agree in writing) (the “Resolution Period”), cooperate in good faith to resolve their differences with respect to Disputed Items (and all such discussions (unless otherwise agreed by Buyer and Seller) will be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule), and all other items (and all calculations relating thereto) will be final, binding and conclusive. Any resolution by Buyer and Seller during the Resolution Period as to any Disputed Item shall be set forth in writing and will be final, binding and conclusive.

(c) If Buyer and Seller are unable to resolve all Disputed Items by the end of the Resolution Period (or such longer period as Buyer and Seller may mutually agree in writing), then all Disputed Items remaining in dispute will be submitted to the Neutral Firm. The Neutral Firm shall act as an expert and not an arbitrator to determine only those Disputed Items remaining in dispute, consistent with this Section 2.7(c), and shall request a statement from Buyer and Seller regarding such Disputed Items. The scope of the disputes to be arbitrated by the Neutral Firm is limited solely to the Disputed Items, and the Neutral Firm is not to make any other determination, including not making any determination as to whether any of the Closing Statement or Net Working Capital, the Net Working Capital Adjustment, if any, Funded Indebtedness, Closing Date Cash or Transaction Related Expenses was prepared in accordance with GAAP or whether the Target Net Working Capital is correct or appropriate. In resolving each Disputed Item, the Neutral Firm shall be bound by the principles set forth in this Section 2.7(c) and may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by Buyer or Seller or less than the smallest value for such Disputed Item claimed by Buyer or Seller. The Parties hereto further agree that the calculation shall be done in a manner consistent with the terms of this Agreement and the Accounting Principles (in the case of Net Working Capital) and the definitions thereof. All fees and expenses relating to the work, if any, to be performed by the Neutral Firm will be allocated between Buyer and Seller in the same proportion that the aggregate amount of the Disputed Items so submitted to the Neutral Firm that is unsuccessfully disputed by each such Party (as finally determined by the Neutral Firm) bears to the total amount of such Disputed Items so submitted. The Neutral Firm will deliver to Buyer and Seller a written determination (such determination to include a work sheet setting forth all material calculations and corresponding explanations used in arriving at such determination and to be based solely on information provided to the Neutral Firm by Seller and Buyer) of the Disputed Items submitted to the Neutral Firm within thirty (30) calendar days of receipt of such Disputed Items, which determination (absent manifest error) will be final, binding and conclusive. The Net Working Capital, the Net Working Capital Adjustment, the Funded Indebtedness, the Closing Date Cash, the Transaction Related Expenses and the amount of any Interim Period Obligations as of immediately prior to the Closing, as finally determined either by agreement by Buyer and Seller, or deemed agreement, in each case, by Buyer and Seller in accordance with this Section 2.7, or the written determination delivered by the Neutral Firm in accordance with this Section 2.7(c), will be deemed the Final Net Working Capital, Final Net Working Capital Adjustment, Final Funded Indebtedness, Final Closing Date Cash, Final Transaction Related Expenses and Final Interim Period Obligation Amount, respectively. If any Party fails to submit a statement regarding any Disputed Item submitted to the Neutral Firm within the time determined by the Neutral Firm or otherwise fails to give the Neutral Firm access as reasonably requested, then the Neutral Firm shall render a decision based solely on the evidence timely submitted and the access afforded to the Neutral Firm by the other Party.

(d) Within two (2) Business Days following the determination of the Final Purchase Price in accordance with this Section 2.7:

(i) If the Final Purchase Price is greater than the Estimated Purchase Price (the amount by which the Final Purchase Price exceeds the Estimated Purchase Price, a “Final Surplus”), then, (x) Seller and Buyer shall jointly instruct the Escrow Agent to disburse to Seller the entirety of the Adjustment Escrow Fund in accordance with the terms of the Escrow Agreement and (y) Buyer shall pay an amount equal to the lesser of (A) the Final Surplus and (B) $30,000,000 to Seller by wire transfer of immediately available funds to one or more accounts of Seller as specified in writing by Seller to Buyer no later than the date the Final Purchase Price is determined;

(ii) If the Estimated Purchase Price is greater than the Final Purchase Price (the amount by with the Estimated Purchase Price exceeds the Final Purchase Price, a “Final Deficit”), then, Seller and Buyer shall jointly instruct the Escrow Agent to disburse (x) to Buyer an amount equal to the Final Deficit and (y) the balance of the Adjustment Escrow Fund remaining following the disbursement pursuant to clause (x), if any, to Seller, in each case in accordance with the terms of the Escrow Agreement; and

(iii) If the Estimated Purchase Price is equal to the Final Purchase Price, then, Seller and Buyer shall jointly instruct the Escrow Agent to disburse to Seller the entirety of the Adjustment Escrow Fund in accordance with the terms of the Escrow Agreement.

(e) Any amount payable to any Party pursuant to this Section 2.7 shall be treated as an adjustment to the Estimated Purchase Price. Notwithstanding anything to the contrary herein, each party acknowledges that its sole and exclusive remedy to receive payments owed to it under this Section 2.7 shall be pursuant to this Section 2.7. In the event that (i) the funds in the Adjustment Escrow Account are insufficient to pay to Buyer any amounts owed to it pursuant to this Section 2.7, Buyer shall not be entitled to collect any remaining amounts not satisfied from the funds in the Adjustment Escrow Account or (ii) the amounts described in Section 2.7(d)(i) are insufficient to pay to Seller any amounts owed to it pursuant to this Section 2.7, Seller shall not be entitled to collect any remaining amounts not satisfied from by the amounts described in Section 2.7(d)(i), and, in each case, no other Person shall have any liability for any such deficiency.

(f) After the Closing and until the Final Net Working Capital, the Final Net Working Capital Adjustment, the Final Funded Indebtedness, the Final Closing Date Cash and the Final Transaction Related Expenses have been determined to be final in accordance with this Section 2.7, Buyer shall, and shall cause the Company Entities to, provide to Seller and its Representatives reasonable access to the Books and Records and to any other information (to the extent permitted by applicable Law), including work papers of their respective accountants (subject to the execution of customary access letters), and to any employees and premises during regular business hours on reasonable advanced notice, to the extent reasonably necessary for Seller to dispute or object to all or any part of the Closing Statement (or to determine the existence of any Disputed Items) and to prepare materials for presentation to the Neutral Firm in connection with this Section 2.7; provided, that Buyer shall not be obligated to provide Seller or its Representatives with access to any books or records (including personnel files) where such access (i) would or could reasonably be expected to (A) violate the terms of any Contract or Law to which Buyer or a Company Entity is a party or is subject, (B) in the good faith determination of Buyer, result in a loss of the ability to assert a claim of privilege (including the attorney-client and work product privileges), (C) result in the disclosure of any competitively sensitive information of Buyer, the Company Entities or their respective Affiliates; provided further, that in the case of each of the immediately foregoing clauses (A), (B) and (C), Buyer will inform Seller of the general nature of the document or information being withheld and reasonably cooperate with Seller to provide such documentation or information in a manner that would not result in violation of such Contract or Law, the loss or waiver of such privilege or the disclosure of such competitively sensitive information.

Section 2.8. Swiss Allocation Certificate. Within sixty (60) days after the Final Purchase Price shall have been deemed to be final pursuant to Section 2.7 above, Buyer and Seller shall cooperate in good faith to prepare a certificate that reasonably allocates the Final Purchase Price among the relevant Company Entities (the “Swiss Allocation Certificate”) for Swiss Tax purposes. Buyer and Seller shall negotiate in good faith and use their reasonable best efforts to resolve any disputes relating to the Swiss Allocation Certificate. If the Parties fail to agree within fifteen (15) days after the delivery in writing by either Party of an objections notice, then the disputed items shall be resolved by the Neutral Firm, whose determination shall be final and binding on the Parties. The Neutral Firm shall resolve the dispute within thirty (30) days after the item has been referred to it. The costs, fees and expenses of the Neutral Firm shall be borne equally by Seller and Buyer.

Section 2.9. Payments through Payroll. In order to ensure compliance with applicable Tax withholding requirements, Buyer shall ensure that any compensatory payments made hereunder to any individual (including, for the avoidance of doubt, compensatory payments of Transaction Related Expenses) shall be made through the payroll processing system of the applicable Company Entity.

Section 2.10. Interim Period Obligations. In the event that Buyer identifies any Interim Period Obligations in the Closing Statement in an amount in excess of the Estimated Interim Period Obligation Amount previously set forth in the statement delivered by the Company pursuant to Section 2.3(a), then Buyer shall be entitled, in lieu of payment of any amounts otherwise due to Seller pursuant to Section 2.7(d), to cause the Final Interim Obligation Amount (or any portion thereof not previously deposited in the Interim Period Escrow Account at the Closing) to be deposited into the Interim Period Obligation Escrow Account and held pursuant to the terms of the Escrow Agreement and this Section 2.10. Promptly (and in any event within five (5) Business Days) following the final resolution, satisfaction, extinguishment or expiration of any Interim Period Obligation, Buyer and Seller shall jointly instruct the Escrow Agent to release from the Interim Period Escrow Account to Buyer, an amount equal to the aggregate Losses incurred by Buyer or any of its Affiliates, including the Company Entities, in respect of such resolved Interim Period Obligation (for the avoidance of doubt, any such Losses shall exclude amounts due or payable solely among or between Buyer and any of its Affiliates, including the Company Entities). Promptly (and in any event within five (5) Business Days) following the one (1) year anniversary of the Closing Date, Buyer and Seller shall jointly instruct the Escrow Agent to release from the Interim Period Escrow Account all amounts then remaining in the Interim Period Escrow Account to Seller; provided however, that to the extent an officer of Buyer certifies in writing on the one (1) year anniversary of the Closing Date that Buyer (i) has acted in good faith to resolve an Interim Period Obligation and is actively seeking to resolve an Interim Period Obligation as of such date, and (ii) that it believes in good faith that such Interim Period Obligation is reasonably likely to be resolved within ninety (90) days following the one (1) year anniversary of the Closing Date, the amounts attributable to such Interim Period Obligation shall not be released upon the one (1) year anniversary of the Closing Date and the Parties shall continue to work in good faith to resolve such Interim Period Obligation and provide the Escrow Agent with joint release instructions with respect to such amount from the Interim Period Escrow Account if (x) such Interim Period Obligation is resolved prior to the expiration of the ninety (90) day extension period, to Buyer promptly (and in any event within five (5) Business Days) following the final resolution, satisfaction, extinguishment or expiration of such Interim Period Obligation, or (y) such Interim Period Obligation is not resolved prior to the expiration of the ninety (90) day extension period, to Seller promptly (and in any event within five (5) Business Days) following the expiration of the ninety (90) day extension period. To the extent any Interim Payment Obligations are set forth in the statement delivered to Buyer pursuant to Section 2.3(a) and solely to the extent such Interim Payment Obligations do not exceed an aggregate amount of $30,000,000, Buyer acknowledges and agrees that, (i) the disclosure of such Interim Payment Obligations and the taking of any actions or any omissions of the Company Entities or Seller in connection therewith shall not entitle Buyer to exercise any rights or remedies under this Agreement in respect of non-performance or breach of the covenants set forth in Section 6.5, including to refuse to consummate the Closing of the transactions contemplated by this Agreement due to failure of the satisfaction of any condition set forth in Article IX or to terminate this Agreement pursuant to Section 11.1 and (ii) Buyer’s sole recourse in respect of recovery for any Interim Period Obligations shall be to amounts deposited in the Interim Period Obligation Escrow Account pursuant to this Section 2.10 upon determination of the Final Interim Period Obligation Amount and in no event shall Seller or any other Person (including any Seller Non-Parties) be required to fund or bear any additional cost or amount in connection with the Interim Period Obligations. Buyer shall control the resolution of any Interim Period Obligations and shall keep Seller reasonably informed of the status of any such Interim Period Obligations upon Seller’s reasonable request. Buyer shall use commercially reasonable efforts to mitigate any Losses associated with any Interim Period Obligations and any such Losses shall be calculated net of (x) other sources of recovery of any such Losses actually received by

Buyer or its Affiliates, including the Company Entities, net of out-of-pocket costs of recovery and (y) any Tax benefits actually received in respect of the resolution of any Interim Period Obligations. Buyer acknowledges and agrees that if Buyer receives proceeds from a claim made under the R&W Insurance Policy arising out of or relating to an Interim Period Obligation following receipt of payment from the Interim Period Escrow Account for such Interim Period Obligation, Buyer shall and shall cause any applicable Buyer Parties to, promptly (and in any event within five (5) Business Days of receipt of proceeds under the R&W Insurance Policy) pay to Seller by wire transfer of immediately available funds to one or more account of Seller as specified in writing by Seller to Buyer, an amount equal to the amount previously received by the Buyer Parties from the Interim Period Escrow Account in respect of such Interim Period Obligation, net of the retention under the R&W Insurance Policy borne by Buyer, if applicable. For clarity, nothing in this Section 2.10 shall require Buyer to pursue a claim under the R&W Insurance Policy with respect to any Interim Period Obligation.

Section 2.11. Reserved Losses. If following the Closing and prior to the one year anniversary of the Closing Date, Buyer or any of its Affiliates (including the Company Entities) incurs any Argentinian Tax Liabilities or Peruvian Tax Liabilities and such liabilities were not taken into account in the final determination of Final Net Working Capital and Final Purchase Price pursuant to Section 2.7, Buyer shall be permitted to set off and deduct against any unpaid Seller Delayed Amounts the amount of Reserved Losses associated with such Argentinian Tax Liabilities and/or Peruvian Tax Liabilities, as applicable. Buyer shall control the resolution of any disputes with third parties, including any Governmental Entity, with respect to the Argentinian Tax Liabilities and Peruvian Tax Liabilities and shall keep Seller reasonably informed of the status of any such resolution upon Seller’s reasonable request. Buyer shall use commercially reasonable efforts to mitigate any Reserved Losses and any such Reserved Losses shall be calculated net of (x) other sources of recovery of any such Reserved Losses actually received by Buyer or its Affiliates, including the Company Entities, net of out-of-pocket costs of recovery and (y) any Tax benefits actually received in respect of the resolution of any Reserved Losses.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

On the terms and subject to the conditions and limitations set forth in this Agreement, the Company, solely and for its own account, hereby represents and warrants to Buyer as follows:

Section 3.1. Authorization; Binding Effect.

(a) The execution and delivery of this Agreement and each of the Ancillary Agreements to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite corporate action on the part of the Company. Other than as set forth on Section 3.1 of the Disclosure Schedules, no other shareholder approvals are required in connection with the sale by Seller of the Company Interests to Buyer pursuant to this Agreement. The Company has full power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which the Company is a party and to perform its obligations hereunder and thereunder.

(b) This Agreement and each of the Ancillary Agreements to which the Company is a party, when executed and delivered by the parties hereto and thereto (assuming the due authority, execution and delivery by the other parties thereto), constitutes (or will constitute) legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by the Bankruptcy and Equity Exclusion.

Section 3.2. Organization and Qualification.

(a) Each of the Company Entities is a legal entity duly organized, formed or incorporated (as applicable) and validly existing under the Laws of its jurisdiction of organization, formation or incorporation, and has all requisite limited liability company, limited partnership, corporate or similar power and authority to own or lease and operate its properties and assets and to carry on the Business as currently conducted. Each Company Entity is duly qualified or licensed to do business and is in good standing (where applicable) in each jurisdiction where the conduct of its business requires such qualification or license, except for such failure to be so qualified, licensed or in good standing, or to have such power or authority, that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) Organizational Documents. The Company has heretofore made available to Buyer true, correct and complete copies of all of the Organizational Documents of each Company Entity, each as amended to the date hereof and such Organizational Documents are in full force and effect.

Section 3.3. Regulatory Approvals. Except as set forth on Section 3.3 of the Disclosure Schedules (the “Company Regulatory Approvals”), no material Governmental Authorization or filing is required to be obtained by a Company Entity or Seller from, or to be given by a Company Entity or Seller or to, or made by a Company Entity or Seller with, any Governmental Entity or securities exchange, as a result of the execution, delivery or performance by the Company or Seller of this Agreement or the Ancillary Agreements to which it is a party, in each case except for such Governmental Authorization or filings that if failed to be obtained, given or made would not, individually or in the aggregate, reasonably be expected to materially adversely affect the Company Entities, taken as a whole, or the Company’s or Seller’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

Section 3.4. Non-Contravention. Except as set forth on Section 3.4 of the Disclosure Schedules, the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) result in a violation, default or breach of or conflict with any provision of the Organizational Documents of any Company Entity; (b) require the consent, notice or other action by any Person under, or result in the termination, cancellation or acceleration or require any notice under (whether after the filing of notice or the lapse of time or both), any Material Contract to which any Company Entity is a party or any Contract, or result in the creation or imposition of any Lien upon the capital stock of the Company Entities or any property or assets of the Company Entities; or (c) violate or result in a breach of or constitute a default under any Law or Governmental Authorization to which a Company Entity is subject, which in the case of each of the foregoing clauses (b) and (c), would reasonably be expected to be material to the Company Entities, taken as a whole.

Section 3.5. Assets; Capitalization; Subsidiaries.

(a) Assets. Except as set forth on Section 3.5(a) of the Disclosure Schedules, the Company Entities have good and valid title to or a valid leasehold interest in all tangible personal property and other assets reflected in the Interim Financial Statements or acquired after the Interim Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the Ordinary Course of Business since the Interim Balance Sheet Date, except to the extent such failure to maintain good and valid title or a valid leasehold interest would not reasonably be expected to be material to the Company Entities, taken as a whole. All material tangible properties and assets (including leasehold interests) of the Company Entities are free and clear of all Liens, other than Permitted Liens, and are adequate and sufficient to conduct the Business as currently conducted.

(b) Capitalization; Ownership of Equity Interests. Set forth on Section 3.5(b) of the Disclosure Schedules is: (i) the authorized limited liability company interests of the Company and the ownership of such limited liability company interests as of the date hereof and (ii) the authorized capital stock, membership interests, partnership interests or other equity securities of the Company’s Subsidiaries and the ownership of such capital stock, membership interests, partnership interests or other equity interests as of the date hereof. The issued and outstanding capital stock, membership interests, partnership interests or other equity interests set forth on Section 3.5(b) of the Disclosure Schedules constitute the only issued and outstanding shares of capital stock, membership interests, partnership interests or other equity interests of the Company Entities on the date hereof, and such shares or equity interests (i) have been all duly authorized and, to the extent the following concepts are applicable thereto, are validly issued fully paid, and are non-assessable, (ii) are held, directly or indirectly, by Seller, free and clear of all Liens, other than restrictions on transfer imposed under applicable securities Laws, and (iii) were not issued or acquired in violation of any Law or Contract.

(c) Subsidiaries. Except as set forth on Section 3.5(c) of the Disclosure Schedules, the Company does not currently own or control, directly or indirectly, any interest in any other Person.

(d) Agreements with Respect to Equity Interests. Except as set forth on Section 3.5(d) of the Disclosure Schedules, as of the date hereof, (i) there are no preemptive or other outstanding rights, options, warrants, calls, conversion rights, equity appreciation rights, redemption rights, repurchase rights, rights of exchange, subscription, stock appreciation rights, forfeiture obligations, agreements, arrangements, claims or commitments of any character with respect to the Company Interests or other equity interests of the Company Entities or under which the Company Entities are or may become obligated to issue or sell, or give any Person a right to subscribe for or acquire, or in any way dispose of or receive value measured by reference to, the Company Interests or other equity interests of the Company Entities or any securities or obligations exercisable or exchangeable for or convertible into any shares of capital stock or other equity interests, of the Company Entities, and no securities or obligations evidencing such rights are authorized, issued or outstanding; (ii) the outstanding stock, membership interests, partnership interests and other equity interests of the Company Entities are not subject to any voting trust agreement or other contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such stock or other equity interests; (iii) there are no distributions which have accrued or been authorized but are unpaid on the Company Interests or any other equity interests of the Company Entities; and (iv) there are no outstanding or authorized options, restricted stock or other restricted equity interests, profits interests, restricted equity units, equity appreciation, phantom equity, equity or equity-based plans or similar rights granted, issued or payable by any of the Company Entities.

Section 3.6. Financial Statements.

(a) Attached to Section 3.6 of the Disclosure Schedules are true, correct and complete copies of (i) the audited consolidated financial statements of the Company Entities consisting of the consolidated statements of financial position of the Company Entities as of December 31 (fiscal quarter and year end) for each of the fiscal years 2021, 2022 and 2023 and the related consolidated statements of earnings, comprehensive earnings, member’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (the “Audited Financial Statements”); and (ii) unaudited consolidated financial statements consisting of the consolidated statements of financial position of the Company Entities as of September 30, 2024 and the related consolidated statements of earnings, comprehensive earnings, member’s equity and cash flows for the nine-month period then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b) The Financial Statements have been prepared in accordance with GAAP, subject, in the case of the Interim Financial Statements, to normal and recurring quarter-end adjustments or items accounted for on a quarterly basis (none of which are material), normal and recurring year-end adjustments as required by the auditors of the Company Entities (none of which are material) and the absence of footnotes of the nature set forth in the Audited Financial Statements. The Financial Statements fairly present in all material respects the consolidated financial condition of the Company Entities as of the respective dates they were prepared and the consolidated results of the operations of the Company Entities for the periods indicated. The Financial Statements were prepared from the Books and Records of the Company Entities, which Books and Records are true, correct and complete in all material respects. The consolidated balance sheet of the Company Entities as of September 30, 2024 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”.

(c) The Company Entities have established and adhered to a system of internal accounting controls that are designed to provide reasonable assurances regarding the reliability of financial reporting. To the Knowledge of the Company, there has been no (i) significant deficiency or material weakness in the system of internal accounting controls used by the Company Entities, (ii) fraud by any employee of the Company Entities in relation to the preparation of the Financial Statements, (iii) material wrongdoing with respect to the preparation of the Financial Statements that involves any employee of the Company Entities who has or had a role in the preparation of the Financial Statements or the internal accounting controls used by the Company Entities, or (iv) written claim asserting any of the foregoing.

Section 3.7. No Undisclosed Liabilities. Except (a) as set forth in the Financial Statements; (b) for liabilities and obligations that have been incurred by the Company or any of its Subsidiaries in the Ordinary Course of Business since the Interim Balance Sheet Date (none of which is a liability or obligation for breach of warranty, tort, infringement or violation of Law); (c) for liabilities and obligations arising under any Contract of the Company Entities or to which any of them is a party (other than liabilities resulting from a breach by any of the Company Entities of any such Contract); or (d) for liabilities and obligations that are not material to the Company Entities, taken as a whole, none of the Company or any of its Subsidiaries has any liabilities or obligations that would be required to be reflected on a consolidated balance sheet of the Company Entities that is prepared in accordance with GAAP (applied consistently with the application of GAAP in the Audited Financial Statements).

Section 3.8. Absence of Certain Changes. From December 31, 2023 until the date of this Agreement, (a) the Business of the Company Entities has been conducted in all material respects in the Ordinary Course of Business; and (b) there has not been a Material Adverse Effect. Except as set forth on Section 3.8 of the Disclosure Schedules or otherwise in the Ordinary Course of Business, from the Interim Balance Sheet Date until the date of this Agreement, there has not been, with respect to the Company Entities, any:

(i) amendment of the Organizational Documents of any Company Entity;

(ii) split, combination or reclassification of any shares of the capital stock or other equity interests of any Company Entity;

(iii) issuance, sale or other disposition of the capital stock or any equity interest, or grant of any options, restricted equity or stock, profits interests, restricted equity or stock units, profits interests, phantom equity, equity appreciation rights, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any equity interest of any Company Entity or any payment the value of which is tied to any equity interest of any Company Entity, whether settled in cash or equity;

(iv) declaration or payment of any dividends or distributions on or in respect of any of the capital stock or other equity interests or redemption, purchase or acquisition of the capital stock or other equity interests of any Company Entity, other than intercompany dividends or distributions on or in respect of any of the capital stock or other equity interests of any Company Entity;

(v) change in any method of accounting or accounting practice of any Company Entity, except as required by GAAP or applicable Law or as disclosed in the notes to the Financial Statements;

(vi) (A) incurrence, assumption or guarantee by any Company Entity of any indebtedness for borrowed money, except unsecured current obligations and liabilities incurred in the Ordinary Course of Business or that is or will be Funded Indebtedness or (B) cancellation of any indebtedness for borrowed money owed to any Company Entity (other than inter-company indebtedness);

(vii) (A) transfer, assignment, sale, license, abandonment, lapse, encumbrance, or other disposal of any material Intellectual Property Rights, other than non-exclusive licenses in the Ordinary Course of Business in connection with the sale of goods or services or (B) disclosure of any material Trade Secret constituting Business IP or Company Intellectual Property Rights other than in the Ordinary Course of Business pursuant to written non-disclosure obligations;

(viii) establishment, adoption, termination or amendment of any Benefit Plan except as required by the terms of such Benefit Plan, to comply with applicable Law or, with respect to broad-based health and welfare plans, for amendments that have not or would not reasonably be expected to result in more than a 5% additional cost, in the aggregate, to the Company Entities;

(ix) action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former employee, officer, director, manager or individual independent contractor of any Company Entity, except as required by the terms of any Benefit Plan as in effect on the date hereof;

(x) (A) increase in the compensation of any employee, officer, director, manager or individual independent contractor, except any increases to annual base compensation (and any corresponding increase in annual bonus) in the Ordinary Course of Business with respect to any non-officer employees who do not earn annual base compensation equal to or in excess of $225,000 after giving effect to such increase; or (B) grant of or promise to grant any transaction-based payments, deferred compensation, severance, retention or equity or equity-based right or other similar compensatory payment or benefit to any current or former employee, officer, director, manager, or individual independent contractor;

(xi) modification, extension, entering into or termination of any CBA, or voluntary recognition of, any Union as the bargaining representative of any employees of any Company Entity with respect to their employment by such Company Entity, other than as required by applicable Law;

(xii) implementation or announcement of any employee layoffs, reductions in force, early retirement programs, or similar employment termination programs that would require advance written notice obligations on the part of a Company Entity under the WARN Act or which would require collective consultation under applicable Law;

(xiii) hiring, engagement, promotion or termination (other than for cause with respect to any non-executive employee) by any Company Entity of any employee or individual independent contractor with annual base compensation or fees equal to or in excess of $225,000, except the hiring and/or promotion of any non-executive employee or individual independent contractor in the Ordinary Course of Business to fill a vacancy, provided that (A) such individual’s total annual compensation or fees is substantially similar to the total annual compensation or fees of the predecessor holding such position and (B) such individual does not receive any award under the Lexmark International, Inc. Long-Term Incentive Plan, as amended from time to time and in effect, or any other long-term cash or equity-based incentive plan or arrangement or any severance or other termination entitlements (other than under the Company’s broad based severance policy);

(xiv) waiver or release of any noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement, or other restrictive covenant obligation of any current or former employee or individual independent contractor that would be material to the Company Entities, taken as a whole;

(xv) sale, transfer, license or other disposition of any of the tangible assets of any Company Entity having a value of $1,000,000 or more, except in the Ordinary Course of Business;

(xvi) acquisition by any Company Entity by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof that is material to the Company Entities, taken as a whole;

(xvii) adoption by any Company Entity of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy or receivership Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(xviii) capital investment in, or any loan (excluding, for the avoidance of doubt, advances to employees for business expenses in the Ordinary Course of Business) to, any Person (other than any Company Entity);

(xix) entry into, renewal, acceleration, termination of (other than for breach by the counterparty thereto) or material modification to any Material Contract to which any Company Entity is a party or by which it is bound (or any agreement that would be a Material Contract if in existence on the date hereof);

(xx) unbudgeted capital expenditures exceeding, individually $2,000,000;

(xxi) commencement or settlement of any Proceeding that would require material payments by any Company Entity following the Closing;

(xxii) damage, destruction or loss, regardless of whether covered by insurance, with respect to the property and assets of any Company Entity having a replacement cost of more than $3,500,000;

(xxiii) change in material Tax elections, change of any Tax accounting period or method, entry into any closing agreement, settlement or compromise of any material claim or assessment, consent to any extension or waiver of any limitation period with respect to any claim or assessment for Taxes, filing of any amended Tax Return, surrendering of any right to a Tax refund or preparation or filing of any Tax Return in a manner materially inconsistent with past practice except to the extent required by applicable Law;

(xxiv) purchase any real property, convey, transfer, or sell all or any portion of Owned Real Property or otherwise encumber or permit to be encumbered all or any portion of Owned Real Property with any Liens (other than Permitted Liens), assign or sublease any Leased Real Property (or enter into any agreement or signing any term sheet to do any of the foregoing), or enter into any new lease or sublease of real property; or

(xxv) any legally binding agreement to do any of the foregoing, or any action that would result in any of the foregoing.

Section 3.9. Litigation and Claims. Except as set forth on Section 3.9 of the Disclosure Schedules, there are no, and at no time since September 30, 2021 has there been any, material Proceedings pending or, to the Knowledge of the Company, threatened, against or by any Company Entity or any of their directors or officers (in each case in their capacity as such). Except as set forth on Section 3.9 of the Disclosure Schedules, there are no, and at no time since September 30, 2021, has there been any outstanding Order and no material judgements, penalties or awards by a Governmental Entity against a Company Entity.

Section 3.10. Compliance with Law; Regulatory Matters.

(a) Except as set forth on Section 3.10(a) of the Disclosure Schedules each Company Entity is, and has been since September 30, 2021, in compliance with all Laws applicable to it or the Business, except for any such violation that would not be material to the Company Entities taken as a whole. The Company has heretofore made available to Buyer copies of all written notices received by any Company Entity from any Governmental Entity alleging any violation under any applicable Law that the Company Entities have received since September 30, 2021, except for any notices relating to violations that would not be material to the Company Entities taken as a whole. There is no civil, criminal, or administrative Proceeding, pending or, to the Knowledge of the Company, threatened, in each case against any Company Entity that alleges a material violation of any such Laws.

(b) Section 3.10(b) of the Disclosure Schedules lists all material Governmental Authorizations owned or possessed by the Company Entities as of the date hereof. All Governmental Authorizations required for the Company Entities to conduct the Business in all material respects as currently conducted have been obtained by it and are valid and in full force and effect. Except as set forth on Section 3.10(b) of the Disclosure Schedules, since September 30, 2021, there has occurred no default or violation under any Governmental Authorization by the Company Entities and no Company Entity has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity revoking or adversely modifying or threatening to revoke or adversely modify any Governmental Authorization, except for any such default or violation or revocation or modification that would not be material to the Company Entities taken as a whole.

(c) Except as set forth on Section 3.10(c) of the Disclosure Schedules, there are no, and since September 30, 2021, there have not been, any internal or external investigations, audits, actions or other Proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Entity, with respect to an alleged violation by any Company Entity, any of their respective officers, directors or employees or, to the Knowledge of the Company, any agent or other Third-Party representative acting on behalf of a Company Entity of any U.S. or non-U.S.

Laws relating to the prevention of corruption, bribery or money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010 (“Anti-Corruption Laws”), Trade Control Laws or other applicable Laws that would reasonably be expected to result in administrative, criminal or civil liability, product withdrawal or prohibition of the marketing of the Company Entities’ products on any market in any material respect, and there are no facts or circumstances existing that would reasonably be expected to serve as a basis for such an investigation, audit, action or other Proceeding or disclosure. The Company Entities have maintained and enforced policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws and Trade Control Laws.

(d) No Company Entity or any of their respective officers, directors, managers or employees or, to the Knowledge of the Company, any agent or other Third-Party representative acting on behalf of a Company Entity, is currently, or has been since April 24, 2019: (i) any Person (“Sanctioned Person”) that is the subject or target of sanctions or restrictions under any U.S. or non-U.S. Laws relating to (A) economic or trade sanctions, including the Laws administered or enforced by the U.S. (including by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State), the United Nations Security Council, the United Kingdom or the European Union (“Sanctions Laws”) or (B) export, reexport, transfer or import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection or the EU Dual Use Regulation (“Ex-Im Laws”), including (1) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted or prohibited party list, including OFAC’s Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (2) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (1), or (3) any national of any country or region that is or has since April 24, 2019 been the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic (DNR) and Luhansk People’s Republic (LNR) regions of Ukraine) (“Sanctioned Country”); (ii) organized, resident or located in a Sanctioned Country; (iii) engaging or engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws; or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws or anti-boycott Laws (collectively, “Trade Control Laws”).

(e) No Company Entity or any of their respective officers, directors or employees or, to the Knowledge of the Company, any agent or other Third-Party Representative acting on behalf of a Company Entity has at any time made any unlawful payment or given, offered, promised, or authorized or agreed to give, or received, any money or thing of value, directly or indirectly, to or from any Governmental Official or other Person in violation of any Anti-Corruption Laws.

Section 3.11. Intellectual Property.

(a) Section 3.11(a) of the Disclosure Schedules contains a true, correct and complete list as of the date hereof of all (A) material active registrations of, and all pending applications to register all, Company Intellectual Property Rights, including (i) patents and patent applications, (ii) registered trademarks and trademark applications, (iii) registered copyrights and copyright applications, (iv) domain names, and (v) social media accounts and handles, in each case, including the applicable filing or registration number, the applicable filing or registration date, and the names of all registered owner(s) (all active registrations of, and all pending applications to register all, Company Intellectual Property Rights, collectively, the “Registered Intellectual Property Rights”) and (B) material proprietary Software owned or purported to be owned by any of the Company Entities. All registration, maintenance and renewal filings, disclosures, and fees necessary to maintain the material Registered Intellectual Property Rights have been timely filed with and paid to the relevant domain name registrars and Governmental Entities. The material Company Intellectual Property Rights are valid and subsisting, and to the knowledge of the Company, enforceable, and not subject to any pending or threatened in writing cancellation, interference, inter partes review, opposition, third-party pre-grant or other post-grant administrative review, reissue or reexamination proceeding.

(b) Except as set forth on Section 3.11(b) of the Disclosure Schedules or as otherwise contemplated by this Agreement, no Company Entity has (i) agreed to transfer ownership (joint or partial) of any Company Intellectual Property Right to any Person or (ii) granted or agreed to grant to any Person any exclusive license of or exclusive right to use any Company Intellectual Property Right, or any option to acquire any of the foregoing.

(c) The Company Intellectual Property Rights, together with the Intellectual Property Rights licensed under the Contracts listed on Section 3.14(a)(vii) of the Disclosure Schedules (collectively the “Business IP”), constitute all of the material Intellectual Property Rights used in or necessary to conduct the Business as presently conducted (other than Commercially Available Software). The Company Entities (i) exclusively own or possess all right, title and interest in and to, or otherwise has a valid and enforceable license to use, all material Intellectual Property Rights that are used in or necessary for their operations, and (ii) solely as to the Company Entities, will continue to have such rights immediately following the Closing to the same extent as prior to the Closing.

(d) A Company Entity owns the exclusive right, title and interest to all Company Intellectual Property Rights, free and clear of all Liens (other than Permitted Liens). There are no Liens or security interests on or with respect to any Company Intellectual Property Rights, including any Liens preventing their transfer or license, other than Permitted Liens and any Liens created or arising under the Contracts listed on Section 3.14(a)(vii) of the Disclosure Schedules.

(e) Except as set forth on Section 3.11(e) of the Disclosure Schedules, no Proceeding is threatened in writing or pending and no Company Entity has received any written communication in the past three (3) years (a) alleging that any Company Entity is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated any Intellectual Property Rights (including an assertion of an ownership interest in any Company Intellectual Property Rights, any invitation to license or request or demand to refrain from using any Intellectual Property Rights of any Person) of any Person in any respect; (b) challenging the use, validity, ownership or licensing of any Intellectual Property Rights by any of the Company Entities; or (c) alleging that there has been any material breach by a Company Entity of any license, sublicense or other Contract identified on Section 3.14(a)(vii) or Section 3.14(a)(ix) of the Disclosure Schedules. Except as would not reasonably be expected to be material to the Company

Entities, taken as a whole, the Company Entities, the conduct of their respective businesses, and the products and services of the Company Entities do not infringe, misappropriate or otherwise violate, and have not in the last three (3) years infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned by any Person. Except as set forth on Section 3.11(e) of the Disclosure Schedules, to the Knowledge of the Company, no Person is infringing upon, violating or misappropriating, in any material respect, nor has infringed upon, violated, or misappropriated in any material respect, any Company Intellectual Property Rights in the last three (3) years. Except as set forth on Section 3.11(e) of the Disclosure Schedules, in the last three (3) years no Company Entity has sent any written notice to or asserted or threatened any Proceeding or claim against any Person (including an assertion of an ownership interest in any Company Intellectual Property Rights, any invitation to license or request or demand to refrain from using any Company Intellectual Property Rights) involving or relating to any material Company Intellectual Property Rights (other than any such Proceeding or claim that has been resolved without any material obligations on any of the Company Entities). No Company Entity has entered into any agreement granting any Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the material Company Intellectual Property Rights.

(f) The Company Entities have used commercially reasonable efforts to maintain and protect all of the material Company Intellectual Property Rights and all Trade Secrets that are disclosed to or possessed by them. All Persons having access to such material Company Intellectual Property Rights and Trade Secrets have executed valid and enforceable written non-disclosure agreements that require such Persons to protect the confidentiality of such Trade Secrets. All Persons (including founders and current and former employees, consultants and contractors) who have contributed to the conception, authorship, or development of any material Intellectual Property Rights for or under the direction of any of the Company Entities or in connection with his, her or its employment by any of the Company Entities have executed and delivered to a Company Entity a written agreement (i) providing for the non-disclosure by such Person of all confidential information of the Company Entities and (ii) providing for the assignment (by way of a present tense grant of assignment) by such employee to a Company Entity where the Company Entities did not acquire ownership of such Intellectual Property Rights by operation of law. No such Person has made any claims with respect to, or has any right, license, claim or interest whatsoever in, any such Intellectual Property Rights. No Trade Secrets have been, or have been agreed to be, disclosed to any Person other than in the Ordinary Course of Business pursuant to a written non-disclosure agreement. To the Knowledge of the Company, no agreements referenced in this Section 3.11(f) have been breached in any material respect.

(g) Except as set forth on Section 3.11(g) of the Disclosure Schedules, the Company Entities are in possession of the source code and object code for all proprietary Software owned or purported to be owned by it. Except as would not reasonably be expected to be material to the Company Entities, taken as a whole, no source code for proprietary Software owned or purported to be owned by any of the Company Entities has been disclosed, licensed, escrowed, or made available to or for any third-party and no Person has been granted any current or contingent rights thereto under any circumstance. No Public Software is incorporated into or integrated with any material proprietary Software that is owned or purported to be owned by a Company Entity that (i) requires the licensing, disclosure or distribution of any source code of such Software (other than source code that is a part of such Public Software); (ii) prohibits or limits the receipt of consideration in connection with licensing or otherwise distributing such Software; (iii) except as specifically permitted by Law, allows any Person to decompile, disassemble or otherwise reverse-engineer such Software; or (iv) requires the licensing or other distribution of such Software (other than source code that is a part of such Public Software) to any other Person for the purpose of making derivative works.

(h) Except as set forth on Section 3.11(h) of the Disclosure Schedules, no product or service developed, sold, licensed, delivered or otherwise provided by the Company Entities, including proprietary Software owned or purported to be owned by any of the Company Entities, is sold, licensed, distributed or otherwise made available by a Company Entity as Public Software. All Public Software used, sold, licensed or distributed by a Company Entity is and has been used, sold, licensed and distributed in compliance in all material respects with the terms of the applicable open source license agreement.

(i) The proprietary Software owned or purported to be owned by each Company Entity and, to the Knowledge of the Company, any other proprietary Software that constitutes Business IP do not contain any disabling device, virus, worm, back door, cancel bot, remote control, “time bomb”, “lock”, “drop-dead device”, spyware, keyboard logger, Trojan horse or other material disruptive or Malicious Code that is intended to impair the intended performance of or otherwise permit unauthorized access to, hamper, delete or damage such product or service or any computer system, Software, network or data. The Company Entities have taken commercially reasonable actions to maintain, protect and police the integrity and security of the products and services developed, sold, licensed, delivered or otherwise provided by them, including the protection and policing against all unauthorized use of, access to, or “hacking” into such products or services or the Software, systems, networks, customer data files, databases and computers utilized in the operation of the Business.

(j) No Governmental Entity or third-party funding, facilities or resources was used in the development of any material Company Intellectual Property Rights or any Company Entity’s products or services in any way that would result in any Governmental Entity or any university, college or other educational institution or research center having any claim or right in or to any material Company Intellectual Property Rights or any products or services of any of the Company Entities. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of any of the Company Entities who was involved in, or who contributed to, the creation or development of any material element of the any material Company Intellectual Property Rights or products or services of the Company Entities, (i) has performed services for any government, university, college or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for any of the Company Entities; or (ii) performed services for the government, a university, college or other educational institution, or a research center and used or developed any Intellectual Property Rights that are included in any material Company Intellectual Property Rights or any of the Company Entity’s products or services.

(k) The Company Entities (i) lawfully own, license or lease all material IT Assets, and the IT Assets are adequate and sufficient in all material respects to meet the processing and other business requirements of the Company Entities as their businesses are currently conducted, and (ii) will continue to lawfully own, license or lease or such IT Assets immediately following the Closing to the same extent as prior to the Closing. The IT Assets owned and operated by the Company Entities, and to the knowledge of the Company the IT Assets licensed or leased to the Company Entities, (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company Entities’ businesses as currently conducted; (ii) have been properly maintained, performed adequately and not materially malfunctioned or failed at any time in the past three (3) years (excluding any temporary problems arising in the Ordinary Course of Business that did not materially disrupt the operations of the Company Entities and which have been corrected); and (iii) are free of any Malicious Code. The Company Entities are not in material breach of any of their Contracts relating to any IT Assets. In the last three (3) years, the Company Entities have not been subjected to an audit of any kind in connection with any Contract pursuant to which they use any material third-party IT Asset, nor received any notice of intent to conduct any such audit.

(l) The Company Entities, taken as a whole, maintain commercially reasonable disaster recovery and business continuity plans and procedures and acts in compliance therewith. The Company Entities, taken as a whole, test such plans and procedures on a regular basis, and such plans and procedures have been proven effective in all material respects upon such testing.

(m) All technical data, computer software and computer software documentation (as those terms are defined under the FAR and its supplemental regulations) developed, delivered, or used under or in connection with the Government Contracts have been properly and sufficiently marked and protected in all material respects so that no more than the minimum rights or licenses required under applicable regulations and Government Contract terms, if any, have been provided. All disclosures, elections, and notices required by applicable regulations and contract terms to protect ownership of inventions developed, conceived or first actually reduced to practice under Government Contracts have been made and provided in all material respects.

(n) Except as set forth on Section 3.11(n)of the Disclosure Schedules, no Company Entity is under any obligation to pay royalties or other payments in connection with any Company Intellectual Property Rights nor is any Company Entity restricted from assigning their rights respecting any Company Intellectual Property Rights.

(o) Except as set forth on Section 3.11(o) of the Disclosure Schedules, no Intellectual Property Right has been assigned or otherwise transferred from any Company Entity to Seller or any of its Affiliates (other than the Company Entities), and no Intellectual Property Rights owned by or licensed to Seller or any of its Affiliates (other than the Company Entities) is used or held for use by any Company Entity. Neither Seller nor any of its Affiliates (other than the Company Entities) has any direct or indirect right, title or interest in any Intellectual Property Right owned or used by any Company Entity or any license or other similar right to any Company Intellectual Property Right.

(p) In the past three (3) years, the Company Entities have been in material compliance with all Data Requirements. In the past three (3) years, there have been no material governmental or regulatory actions, nor any written demands, claims, notices, investigations or inquiries, in each case, pending or, to the knowledge of the Company Entities, threatened in writing by any Person or Governmental Entity against the Company Entities alleging a violation of any Data Requirements thereby or by any agent or subcontractor of the Company Entities.

(q) In the past three (3) years, the Company Entities have implemented appropriate technical and organizational measures to protect Sensitive Data and IT Assets stored by or on behalf of the Company Entities against unauthorized use, transfer, modification, disclosure or other misuse. The Company Entities have adopted and published complete and accurate privacy notices and policies, which have not contained any material omissions of such Company Entity’s privacy practices or practices concerning the Processing of Personal Data. All Personal Data has been obtained and otherwise Processed with appropriate consent or otherwise in compliance with applicable Data Requirements. None of the Company Entities have Processed Personal Data to develop machine learning or artificial intelligence system in any matter that has not been fully disclosed to data subjects and is otherwise consistent with Data Requirements.

(r) In the past three (3) years, the Company Entities have not experienced any known or reasonably suspected material Data Security Breaches and have not been required under any applicable Data Requirement to notify any Person of any Data Security Breaches.

(s) The Company Entities have required by Contract that all Material Suppliers who have access to, receive, or otherwise Process Personal Data, from or on behalf of the Company Entities, comply in all material respects with all applicable Data Requirements (and, to the Company Entities’ knowledge, no such vendor or service provider has violated any Data Requirements with respect to Personal Data Processed on behalf of the Company Entities).

Section 3.12. Employee Benefits.

(a) Section 3.12(a) of the Disclosure Schedules sets forth a complete and accurate list of each material Benefit Plan. For purposes of this Agreement, “Benefit Plan” means each (i)“employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) profit-sharing, bonus, cash incentive or commission, equity or equity-based incentive, pension, retirement, deferred compensation, employment or individual independent contractor, post-retirement health or welfare, transaction, retention, change in control, severance, vacation or paid time-off, cafeteria, health or welfare, employee loan, Tax gross-up, fringe benefit or other compensation or employee benefit plan, program, policy, agreement or arrangement, in any case, whether or not subject to ERISA, whether written or unwritten, whether funded or unfunded, (A) that is established, maintained, sponsored or contributed (or required to be contributed) to by any of the Company Entities or to which any of the Company Entities is a party for the benefit of any current or former employee, officer, director, manager, or individual independent contractor of any Company Entity or (B) with respect to which any Company Entity has any liability, contingent or otherwise, including through an ERISA Affiliate or other Affiliate.

(b) As applicable with respect to each material Benefit Plan, the Company has made available to Buyer current accurate and complete copies of (i) such Benefit Plan, including the rules and other agreements setting out the terms of the Benefit Plan, and all amendments thereto, (ii) all insurance policies, trust agreements or other funding arrangements, (iii) the current summary plan description and each summary of modifications thereto, (iv) the most recent annual report filed with the IRS or the U.S. Department of Labor (e.g., Form 5500) or other Governmental

Entity and the two (2) most recent actuarial reports, (v) the most recent IRS determination, advisory or opinion letter, (vi) material notices or other correspondence and material filings sent or received by any Company Entity in the past three (3) years prior to the date of this Agreement concerning audits or investigations by the IRS, the U.S. Department of Labor or any other Governmental Entity, and (vii) a schedule of each outstanding award of phantom stock units under the Lexmark International, Inc. Long-Term Incentive Plan, as amended from time to time or otherwise, and each outstanding Long-Term Incentive Award.

(c) Each Benefit Plan has been established, maintained, operated, funded, and administered in all material respects in accordance with its terms and in accordance with applicable Law. Except as set forth on Section 3.12(c) of the Disclosure Schedules, there are no Proceedings pending, or to the Knowledge of the Company, threatened, with respect to any Benefit Plan (other than claims for benefits in the Ordinary Course of Business) that, individually or in the aggregate, would result in material liability, contingent or otherwise, to any Company Entity, and, to the Knowledge of the Company, there are no facts or circumstances which could reasonably be expected to give rise to any such Proceeding. No Benefit Plan has received written notice from a Governmental Entity of a pending audit or examination or been the subject to an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction, or similar program, in each case, within the past six (6) years, which resulted in or would reasonably be expected to result in material liability to the Company Entities.

(d) Except as set forth on Section 3.12(d) of the Disclosure Schedules, no Benefit Plan is, and no Company Entity or any of their respective ERISA Affiliates sponsors, maintains or contributes (or is required to contribute) to, has or has had in the prior six (6) years any obligation to contribute to, or has any liability, contingent or otherwise, under (i) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (iii) any “defined benefit plan,” as defined in Section 3(35) of ERISA, whether or not subject to ERISA and whether or not Tax-qualified (excluding any plan or program maintained by a Governmental Entity), (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); or (v) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Company Entity nor any of their respective ERISA Affiliates (A) has withdrawn from any multiemployer plan under circumstances resulting (or reasonably expected to result) in any liability, contingent or otherwise, to such plan or to the Pension Benefit Guaranty Corporation, or (B) has engaged in any transaction which would give rise to any liability, contingent or otherwise, of any Company Entity under Section 4069 or Section 4212(c) of ERISA.

(e) Each Benefit Plan that is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) and that is intended to meet the qualification requirements of Section 401(a) of the Code has received a favorable determination letter upon which it can rely, or, in the case of a pre-approved plan, the underlying plan has received an opinion or advisory letter, from the IRS to the effect that such Benefit Plan is so qualified and that the plan and trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Knowledge of the Company, nothing has occurred as of the date of this Agreement that would reasonably be expected to result in the loss of such qualification or result in material liability to any Company Entity.

(f) Except as set forth on Section 3.12(f) of the Disclosure Schedules, neither the execution of, nor the consummation of the transactions contemplated by this Agreement will, either alone or in connection with any other event(s), (i) result in any payment or benefit becoming due to any current or former employee, officer, director, manager or individual independent contractor of any Company Entity; (ii) increase any payments or benefits otherwise due under any Benefit Plan; (iii) result in the acceleration of the time of payment, vesting, funding or delivery of any compensation or benefits from any Company Entity to any current or former employee, officer, director, manager or individual independent contractor, (iv) result in the forgiveness of indebtedness with respect to any current or former officer, director, employee or individual independent contractor of any Company Entity, or (v) result in any payments or benefits (whether in cash, property, the vesting of property, or otherwise) that would be nondeductible to the payor under Section 280G of the Code or that could, individually or in combination with any other such payment or benefit, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code.

(g) All benefits, contributions, distributions, and premiums required by and due under the terms of each Benefit Plan or applicable Law have been timely paid or properly accrued in accordance with the terms of such Benefit Plan and applicable Laws in all material respects.

(h) In the case of each Benefit Plan that is a “defined benefit plan” as defined in Section 3(35) of ERISA, other than a “multiemployer plan” as defined in Section 3(37) of ERISA (each, a “Pension Plan”), to the extent applicable: (i) no Pension Plan has failed to meet any “minimum funding standards” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived; (ii) no Pension Plan is, or is reasonably expected to be, considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA; (iii) no event or condition exists that would be reasonably expected to result in a distress termination of any Pension Plan; (iv) no notice of intent to terminate any Pension Plan has been given under Section 4041 of ERISA; (v) no proceeding has been instituted under Section 4042 of ERISA to terminate any Pension Plan; (iv) no lien in favor of any Pension Plan has arisen under Section 430(k) of the Code or Section 303(k) of ERISA; (vi) no Company Entity or any ERISA Affiliate has been required to provide security to any Pension Plan pursuant to Section 436 of the Code; (vii) no liability, contingent or otherwise, to the Pension Benefit Guaranty Corporation (other than liability for premiums, which premiums have been paid in full when due) has been incurred which has not been satisfied; (viii) there has not been any “reportable event” (as defined in Section 4043 of ERISA) as to which the notice requirement under Section 4043 of ERISA has not been waived with respect to any Pension Plan during the last three (3) years; and (ix) no Pension Plan that is a Foreign Benefit Plan has failed to meet any minimum contribution, funded status or similar requirements imposed by applicable Law or the terms of such Pension Plan or by any Governmental Entity.

(i) Except with respect to the Benefit Plans set forth on Section 3.12(i) of the Disclosure Schedules (each, a “Retiree Welfare Plan”) and other than continuation coverage as required under Section 4980B of the Code or other similar applicable Law, no Benefit Plan provides, and no Company Entity has any obligation to provide, any benefits or coverage in the nature of health or welfare, life or disability insurance following retirement or other termination of employment or service to any Person.

(j) No Company Entity is party to, or has any obligation under, any Benefit Plan or other arrangement to indemnify or gross-up any Person for any Tax, including under Section 4999 of the Code and Section 409A of the Code.

(k) No Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any employee or individual independent contractor of the Company Entities, and no acceleration of Taxes has occurred or would be reasonably expected to occur with respect to any employee or individual independent contractor of the Company Entities, in each case as a result of a failure to comply with Section 409A of the Code with respect to any Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code.

(l) Without limiting the generality of the other provisions of this Section 3.12, with respect to each Benefit Plan that is maintained by any Company Entity for current or former employees, officers, directors, managers or individual independent contractors outside of the U.S. (each a “Foreign Benefit Plan”): (i) each Foreign Benefit Plan that is required to be registered has been registered (and, where applicable, accepted for registration); (ii) each Foreign Benefit Plan has been established, maintained, operated, funded and administered in all material respects in accordance with its terms and in accordance with applicable Law; (iii) each Foreign Benefit Plan that is intended to be Tax exempt meets the requirements for such Tax exemption; and (iv) except as set forth on Section 3.12(a) of the Disclosure Schedules, no Foreign Benefit Plan is in the nature of a defined benefit plan or is required to be funded under applicable Laws. All contributions required to have been made by or on behalf of any Company Entity with respect to plans or arrangements maintained or sponsored by a Governmental Entity (including severance, termination, indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or properly accrued in all material respects.

Section 3.13. Labor and Employment.

(a) Except as set forth on Section 3.13(a) of the Disclosure Schedules, no Company Entity is party to or bound by a collective bargaining agreement or other Contract with any Union (such agreements, “CBAs”), and no CBAs are currently being negotiated. No employees of any Company Entity who are not covered by a CBA set forth on Section 3.13(a) of the Disclosure Schedules are represented by any Union with respect to such employment with a Company Entity.

(b) Except as set forth on Section 3.13(b) of the Disclosure Schedules, there is no material unfair labor practice charge or complaint against any Company Entity pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board or any similar Governmental Entity. There are no material grievances, labor arbitrations or similar Proceedings arising under any CBA pending or, to the Knowledge of the Company, threatened against any Company Entity. In the past three (3) years, no Union has filed a petition with the National Labor Relations Board or analogous Governmental Entity or, to the Knowledge of the Company, made a demand, to any Company Entity for recognition or certification as representative of any group of employees of any Company Entity with respect to such employment with a Company Entity, and, to the Knowledge of the Company, there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National

Labor Relations Board or any similar Governmental Entity against any Company Entity involving employees of any Company Entity. To the Knowledge of the Company, in the past three (3) years, there have been no material labor organizing or, decertification activities with respect to any employees of the Company or any of its Subsidiaries and their employment with a Company Entity.

(c) There is no labor strike, lockout or material slowdown, work stoppage, picketing, or other similar material labor dispute pending or, to the Knowledge of the Company, threatened against any Company Entity, and no such dispute has occurred within the past three (3) years.

(d) Except as set forth on Section 3.13(d) of the Disclosure Schedules, within the past twelve (12) months, no Company Entity has implemented any reduction in force, employee layoff, collective redundancy, early retirement program, or similar employment termination program, in each case which triggered advance written notice obligations under the WARN Act, and no such actions are currently contemplated, planned or announced, that would trigger advance written notice obligations under the WARN Act.

(e) As of December 16, 2024, to the extent permitted by applicable Law, the Company has provided Buyer with a true and complete employee list (anonymized to the extent required to comply with applicable Law) setting forth for each employee of each Company Entity his or her: (i) name or identification number; (ii) employing entity; (iii) job title; (iv) annual base salary or hourly base pay rate; (v) hire date; and (vi) work location.

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement requires the consent of, notice to, or consultation with any Union, any employees of any Company Entity or any Governmental Entity with respect to any such employees.

(g) Except as would not result in material Losses for the Company Entities, taken as a whole: (i) each Company Entity has paid all material wages, salaries, wage premiums, commissions, bonuses, and other compensation that has come due and payable to its current and former employees within the past three (3) years; (ii) each Company Entity has properly accrued, calculated and paid to its employees all material vacation pay or holiday pay, or sick pay, due and owing to its employees within the past three (3) years; and (iii) each Person who is performing or within the past three (3) years has performed services for a Company Entity and is or was classified and treated as an independent contractor, consultant, or similar non-employee service provider is and was properly classified as such for all applicable purposes.

(h) Within the past three (3) years, (i) none of the Company Entities has received any allegations of sexual harassment against any of their respective officers, directors or executives, or any of their respective employees earning annual base compensation equal to or in excess of $225,000, and (ii) there has been no, pending or to the Knowledge of the Company, threatened, Proceeding or settlement, in each case against any Company Entity relating to sexual harassment or misconduct allegedly committed by any such officer, director, executive, or other employee, in each case in relation to their work for the Company Entities.

(i) To the Knowledge of the Company, except as would not result in material Losses for the Company Entities, taken as a whole, the current employees of the Company Entities are legally authorized to work in the country where they primarily perform services for the Company Entities.

(j) To the Knowledge of the Company, no current officer of any Company Entity, or any other employee of any Company Entity earning annual base compensation equal to or in excess of $225,000, has given written notice to any Company Entity of termination of employment or otherwise disclosed plans to terminate employment with any Company Entity within the twelve (12) month period following the date hereof or (ii) is employed under a non-immigrant work visa or other work authorization that is limited in duration.

Section 3.14. Material Contracts.

(a) Section 3.14(a) of the Disclosure Schedules sets forth a true, correct and complete list, as of the date hereof, of the following material Contracts (other than any Benefit Plan (except for any CBA) or purchase order placed in the Ordinary Course of Business) to which a Company Entity is a party (collectively, the “Material Contracts”):

(i) each Contract of a Company Entity (A) involving annual aggregate consideration paid to or by a Company Entity in excess of $10,000,000 in the trailing twelve (12) month period ended as of the Interim Balance Sheet Date and (B) requiring performance by any party more than one (1) year from the date hereof;

(ii) all Contracts that relate to the sale of any of a Company Entity’s material assets with value in excess of $1,000,000, other than in the Ordinary Course of Business;

(iii) all Contracts that relate to the acquisition or disposition by a Company Entity of any material business, amount of stock or assets of any other Person or any real property (in each case, whether by merger, sale of stock, sale of assets or otherwise), at any time since September 30, 2021, or that contain any material rights or obligations surviving as of the date hereof;

(iv) except for agreements primarily relating to trade payables, all Contracts related to indebtedness for borrowed money owed by any Company Entity (including, without limitation, guarantees) of the Company Entities and all Contracts that are a mortgage, indenture, guaranty, loan or credit agreement or security agreement to which a Company Entity is a party creating or granting any Lien on any material assets or properties of the Company Entities, other than Permitted Liens;

(v) all CBAs (other than any industry-wide CBAs required by applicable Law);

(vi) settlement Contracts (i) with any Governmental Entity or (ii) pursuant to which any Company Entity is obligated after the date of this Agreement to pay consideration in excess of $5,000,000 or to satisfy any material non-monetary obligations;

(vii) any license, sublicense, or other Contract, including but not limited to Software licenses, granted by or to a Company Entity with respect to any Intellectual Property Rights (excluding Commercially Available Software and non-exclusive licenses granted by any Company Entity to any customers in the Ordinary Course of Business, including express and implied licenses granted by any Company Entity in connection with the commercial sale of products and/or services, and licenses granted solely from one Company Entity to another);

(viii) [Reserved]

(ix) all Contracts affecting a Company Entity’s ability to own, enforce, use, license or disclose any Company Intellectual Property Rights in any material respects (including any covenant not to use, escrow, co-existence, concurrent use, consent to use, or settlement agreements);

(x) all Contracts between or among a Company Entity, on the one hand, and any Related Party, on the other hand;

(xi) all material joint venture, strategic alliance or similar Contracts;

(xii) all Contracts containing a provision expressly prohibiting, limiting or restricting a Company Entity from (A) competing or owning or operating assets in any jurisdiction or (B) soliciting potential customers or suppliers that would be reasonably be expected to be material to the Company Entities, taken as a whole;

(xiii) all material Government Contracts;

(xiv) all Contracts under which a Company Entity has material continuing indemnification obligations to any Person, other than commercial Contracts entered into in the Ordinary Course of Business;

(xv) all Contracts providing for capital expenditures payable by any Company Entity involving future payments which exceed $5,000,000 in any twelve (12) month period as of the date hereof;

(xvi) all Contracts that are material to the Business that contain any (A) minimum volume requirement or most favored nation or (B) exclusivity provision, in each case, in favor of any Third-Party;

(xvii) all material Leases, the Lexington Real Property Agreements and the Cebu Real Property Agreements;

(xviii) all Contracts with a Material Counterparty; and

(xix) all Contracts under which a Company Entity is lessor of, or permits any Third-Party to hold or operate, any material personal property.

(b) Company has made available to Buyer, or Buyer’s applicable advisors, as the case may be, true, correct and complete copies of each written Material Contract as in effect on the date hereof. All Material Contracts are in full force and effect as of the date hereof against the applicable Company Entity party thereto and, to the Knowledge of the Company, each other party thereto, in each case in accordance with the express terms thereof, except as such enforceability may be limited by the Bankruptcy and Equity Exclusion. Except as set forth on Section 3.14(b) of the Disclosure Schedules, as of the date hereof, none of the Company Entities nor, to the Knowledge of the Company, any counterparty thereto, is in material breach of, or default under any Material Contract by the Company Entities, or to the Knowledge of the Company, any other party thereto. No party to any Material Contract has given written notice to the Company Entities of its intention to cancel, terminate or otherwise modify (to the extent materially adverse to the Company Entities) or accelerate the material obligations of the Company Entities under any such Material Contract. In the past twelve (12) months, there have not been any material disputes under any Material Contracts.

Section 3.15. Real Property.

(a) Section 3.15(a)(i) of the Disclosure Schedules sets forth a correct and complete list of all Real Property owned in fee by the Company Entities as of the date hereof, specifying the street address, tax parcel identification number, current owner, and current use of each parcel of Owned Real Property. The Company Entities have good and valid fee simple title to each parcel of Owned Real Property free and clear of all Liens other than Permitted Liens. Except as disclosed on Section 3.15(a)(ii) of the Disclosure Schedules, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein. Except as disclosed on Section 3.15(a)(iii) of the Disclosure Schedules, the Company Entities have not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof.

(b) Section 3.15(b) of the Disclosure Schedules sets forth a correct and complete list of all material Leases, specifying the street address of each parcel of Leased Real Property to which they relate as of the date hereof. The Company has, or has caused to be, made available to Buyer true, correct and complete copies of each of the material Leases set forth on Section 3.15(b) of the Disclosure Schedules, and to the Knowledge of the Company, (x) all unrecorded Lexington Real Property Agreements and (y) all unrecorded Cebu Real Property Agreements, if any. The applicable Company Entity has good and valid leasehold title to all of the Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(c) The Real Property Interests constitute all of the real property rights necessary for the ownership, operation and conduct of the Business as currently owned, operated and conducted by the Company Entities (including for access thereto). There are no other assets or properties that are used in or necessary for the use or maintenance of the Real Property Interests and the operation of the Business as currently operated. All of the Owned Real Property has access to a public road or right of way.

(d) To the Knowledge of the Company, the buildings and improvements on the Owned Real Property are located within the boundary lines of the described parcels of land, are not in violation in any material respect of applicable setback requirements, zoning laws, and ordinances, and do not materially encroach on any easement which may burden the land.

(e) Except as set forth on Section 3.15(e) of the Disclosure Schedules, to the Knowledge of the Company, none of the Real Property Interests are located within any flood plain or subject to any similar type restriction, and the ownership and use of the Real Property Interests as currently owned or used does not require any permits or licenses that are not already in effect.

(f) Except as set forth on Section 3.15(f) of the Disclosure Schedules, as of the date hereof, there are no material pending or, to the Knowledge of the Company, threatened, appropriation, condemnation, eminent domain or like proceedings relating to the Real Property.

Section 3.16. Taxes. Except as set forth on Section 3.16 of the Disclosure Schedules:

(a) Each Company Entity has timely filed all income and other material Tax Returns that are required to be filed by it with the appropriate Taxing Authority (taking into account any available valid extensions), all such Tax Returns were and are true, correct and complete in all material respects, and each Company Entity has timely paid in full all income and other material Taxes due and owing whether or not shown on such Tax Returns.

(b) Each Company Entity has duly and timely deducted and withheld in all material respects all Taxes required to be deducted or withheld and has timely paid to the appropriate Taxing Authorities all such deducted or withheld Taxes, and all associated reporting and recordkeeping requirements have been complied with in all material respects.

(c) There is no Lien for Taxes upon any of the assets of any Company Entity other than Permitted Liens described in clause (b) of the definition thereof.

(d) No written agreement or other document extending or waiving, or having the effect of extending or waiving, the period of assessment, deficiency or collection or statute of limitations with respect to any Taxes payable by any Company Entity is in effect, and no request for any such waiver or extension is pending, other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business. No Company Entity is the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Taxing Authority) within which to file any Tax Return not previously filed.

(e) No Company Entity has been a party to any “listed transaction” (as defined in Treasury Regulation Section 1.6011-4(b)(2)) or participated in any “tax shelter” (within the meaning of Code Section 6662).

(f) No Company Entity is under an obligation to pay any material compensation for loss of office or any material gratuitous payment not deductible in computing its income for the purposes of corporation tax.

(g) No Company Entity has paid a contribution to a pension scheme for which it would not obtain full relief from corporation tax on trading income or any similar tax applicable to it in relation to trading income.

(h) Section 3.16(h) of the Disclosure Schedules sets forth the jurisdiction of incorporation or organization, and the U.S. federal Income Tax classification (e.g., corporation, partnership, disregarded entity) of the Company Entities.

(i) Since September 30, 2021, no deficiencies for Taxes against any of the Company Entities have been claimed, proposed, threatened, or assessed, in each case, in writing, by any Taxing Authority, and there are no pending or ongoing U.S. federal, state or local or non-U.S. audits or examinations of any Taxes or Tax Returns of any Company Entity. There are no pending or ongoing actions, suits or other legal proceedings by any foreign, federal, state or local Taxing Authority against any Company Entity. Since January 1, 2020, none of the Company Entities have received from any foreign, federal, state or local Taxing Authority (including jurisdictions where no such entity has filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Taxing Authority against any Company Entity.

(j) No written claim has been made since September 30, 2021 by any Taxing Authority with respect to any Company Entity in a jurisdiction where any such entity does not file a Tax Return that such entity is or may be subject to Taxes or a Tax Return filing requirement by that jurisdiction.

(k) None of the Company Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (A) any change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) any closing agreement described in Section 7121 of the Code (or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (D) prepaid amount received or deferred revenue accrued on or prior to the Closing Date or (E) any installment sale or open sale transaction disposition made on or prior to the Closing Date.

(l) Since January 1, 2021, none of the Company Entities: (A) have been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which is a Company Entity) or (B) have any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (including Tax sharing or Tax indemnity agreement), or otherwise, other than commercial contracts entered into in the Ordinary Course of Business the principal purpose of which is not Taxes (such as loans and leases).

(m) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Taxing Authority with respect to any Company Entity that will or are expected to be binding on any Company Entity after the Closing.

(n) At no time during the past three (3) years was any Company Entity a “distributing corporation” or “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in any distribution intended to qualify under Section 355 or Section 361 of the Code.

(o) To the Knowledge of the Company, there are no material Tax holidays or other incentives granted by a Taxing Authority with respect to any of the Company Entities that would terminate or be reduced as a result of transactions contemplated by this Agreement.

(p) None of the Company Entities have had a permanent establishment (within the meaning of an applicable Tax treaty) in a country other than the country of its formation; or otherwise had operations, an office, branch or fixed place of business in any jurisdiction in which such Company Entity does not file Tax Returns or pay Taxes.

(q) All payments by, to or among the Company Entities comply in all material respects with all applicable transfer pricing requirements imposed by any Governmental Entity (including pursuant to Section 482 of the Code or any similar provision of non-U.S., state or local Law), and the Company Entities have complied in all material respects with all related recordkeeping requirements.

Section 3.17. Insurance. The Company has, or has caused to be made, available to Buyer all of the material insurance policies or binders for which any of the Company Entities is a policyholder or which covers the Business or assets of the Company Entities, in each case that are in effect as of the date of this Agreement (“Insurance Policies”), and Section 3.17 of the Disclosure Schedules sets forth a complete list of the Insurance Policies. All Insurance Policies are in full force and effect in accordance with their terms and all premiums with respect thereto covering all periods up to and including the Closing Date have been paid or will be paid when due, except as would not reasonably be expected to be material to the Company Entities, taken as a whole. Since September 30, 2021, no Company Entity has received any written notice of cancellation, disallowance or material change in reduction in coverage, material increase in premiums or denial of renewal in respect of any of the Insurance Policies. This Section 3.17 shall not apply to any employment matter, Benefit Plan or any other employee benefit plan or arrangement. Except as set forth on Section 3.17 of the Disclosure Schedules, none of the Company Entities have any self-insurance or co-insurance programs. Since September 30, 2021, no there has not been a failure by any of the Company or any of its Subsidiaries to give notice of any set of facts that would reasonably be expected to result in a material claim that would be insured under any Insurance Policy in a timely fashion or in a manner required by the applicable Insurance Policy.

Section 3.18. Finders’ Fees. Except for fees payable to the Persons listed on Section 3.18 of the Disclosure Schedules, which fees will be paid by the Company or will constitute Transaction Related Expenses at Closing, there is no fee or commission payable by any of the Company Entities to any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any of the Company Entities in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Company Entities or for which the Company Entities have an obligation or liability.

Section 3.19. Environmental Compliance. Except as set forth on Section 3.19 of the Disclosure Schedules:

(a) The Company Entities have obtained and possess all material Governmental Authorizations required pursuant to Environmental Laws for their operations as currently conducted, and the Company Entities are, and have been, in material compliance with all terms and conditions of such Governmental Authorizations and all Environmental Laws since September 30, 2021, and no Proceeding is pending or, to the Knowledge of the Company, threatened, the effect of which would reasonably be expected to suspend, materially modify, or terminate any such Governmental Authorization.

(b) The transactions contemplated by this Agreement and the Ancillary Agreements do not require Seller to obtain the consent of or make filings with any Governmental Entity with jurisdictions over the Company Entities with respect to environmental matters and Environmental Laws or to any Governmental Authorization related to Environmental Law.

(c) As of the date hereof, none of the Company Entities has received any potentially responsible party letter, any written request for information under Environmental Laws, any written notice alleging any material violation by any Company Entity of Environmental Laws, or any written notice alleging any material liability under Environmental Laws, and no Proceeding is pending or, to the Knowledge of the Company, threatened against any Company Entity, alleging a material violation of or material liability under Environmental Law that is pending and unresolved.

(d) As of the date hereof, to the Knowledge of the Company, none of the Company Entities has any material liability, contingent or otherwise, under Environmental Laws with respect to the presence or alleged presence of Hazardous Substances in any product sold by any of the Company Entities or at or upon any real property formerly or currently owned, operated or leased by any of the Company Entities.

(e) There has been no Release of Hazardous Substances (or, to the Knowledge of the Company, threatened Release of Hazardous Substances) by any of the Company Entities or, to the Knowledge of the Company, any other Person, in material violation of Environmental Laws with respect to the operation of the business or assets of the Company Entities or at, under, into, from or about any real property (including soils, groundwater, surface water, buildings and other structure located on any such real property) currently (or, to the Knowledge of the Company, formerly) owned, operated or leased by any Company Entities, so as would reasonably be expected to result in a material liability (contingent or otherwise) for, a material claim against, material investigatory or remediation obligations for, or a material violation of Environmental Laws or Governmental Authorizations by any Company Entities.

(f) As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened orders, writs, judgments, awards, injunctions or decrees of any Governmental Entity or Proceedings involving environmental matters or Environmental Laws against any of the Company Entities, and, to the Knowledge of the Company, the Company has not been subject to any material adverse regulatory inspection, investigation, penalty assessment, audit or other non-compliance or enforcement action that is pending and unresolved.

(g) None of the Company Entities has, either by operation of law or expressly by agreement, assumed or undertaken any material liability, or is subject to an indemnity with respect to any material liability of or for any other Person relating to Environmental Laws.

(h) To the Knowledge of the Company, there (i) are no present events, conditions, circumstances, activities, practices, incidents, or actions by any of the Company Entities and (ii) there have been no events, conditions, circumstances, activities, practices, incidents, or actions by any of the Company Entities since September 30, 2021, in either case, that would reasonably be expected to (x) materially interfere with or prevent continued compliance in any material respects or would constitute material non-compliance in any material respects by the Company Entities with any Environmental Laws or Governmental Authorizations; (y) form the basis of any material Proceedings against any of the Company Entities with respect to any Real Property presently or previously owned, operated or leased, by any of the Company Entities, or any off-site disposal or treatment of any Hazardous Substances by or on behalf of any of the Company Entities under any Environmental Laws or Governmental Authorizations; or (z) otherwise give rise to any material liability of any of the Company Entities under any Environmental Law or Governmental Authorization.

(i) The Company Entities have made available to Buyer in the Data Room or on-site any and all material environmental reports, studies, audits, records, sampling data, site assessments and other environmental documents materially bearing on liabilities arising under Environmental Laws with respect to the assets of the Company Entities, relating to the environmental condition of any formerly or currently owned, operated or Leased Real Property, or relating to the compliance status of the Company Entities with Environmental Law, in any case which are in the possession or reasonable control of the Company Entities.

(j) None of the Company Entities (1) has received written notice of any pending or threatened, unresolved claim or demand for indemnification, contribution or other remedy allegedly owed, pursuant to any agreement between the Company Entities and International Business Machines Corporation, including the Amended and Restated Master Acquisition Agreement, dated as of December 19, 1990, by and between International Business Machines Corporation and Lexmark International, Inc., in relation to Releases or violations of Environmental Law allegedly occurring at any real property currently or formerly owned, leased or operated by the Company Entities (and to the knowledge of the Company, no such claim or demand has been threatened), or (2) is currently seeking indemnification, contribution or any other remedy, pursuant to any agreement between the Company Entities and International Business Machines Corporation, including the Amended and Restated Master Acquisition Agreement, dated as of December 19, 1990, by and between International Business Machines Corporation and Lexmark International, Inc., in respect of any such Releases or violations.

Section 3.20. Related Party Transactions. Except (a) for this Agreement and the Ancillary Agreements and the transactions contemplated hereby or thereby, (b) as set forth on Section 3.20 of the Disclosure Schedules, or (c) for any Contracts or arrangements solely between or among the Company Entities, as of the date hereof, no Company Entity is a party to any material Contract or other material business arrangement with Seller, Ninestar, PAG Asia, Shanghai Shouda or any of their respective Affiliates (a “Related Party”). Except as set forth on Section 3.20 of the Disclosure Schedules, no Related Party (i) owes any amount to the Company Entities nor do the Company

Entities owe any amount to, or have the Company Entities committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Party; (ii) is party to any Contract with any Company Entities (other than employment Contracts); (iii) owns or has any interest in any material property or right, tangible or intangible, that is used by the Company Entities or (iv) to the Knowledge of the Company, has any claim or cause of action against any Company Entity.

Section 3.21. Material Counterparties. Seller has delivered to Buyer a true, correct and complete list of (a) the twenty-five (25) largest customers of the Company Entities (based on dollar volume of sales to such customers for the twelve (12) month period ended on September 30, 2024) (each, a “Material Customer”) and (b) the twenty-five (25) largest suppliers of the Company Entities (based on dollar volume of purchases from such suppliers for the twelve (12) month period ended September 30, 2024) (each, a “Material Supplier” and together with the Material Customers, the “Material Counterparties”) and, in each case, the applicable dollar amount of sales, purchases or distributions, as applicable, for each such Material Counterparty. Since December 31, 2022, no Material Counterparty has discontinued or adversely changed its relationship with the Company Entities in any material respect or notified a Company Entity in writing that it intends to, discontinue or adversely change its relationship with the Company Entities in any material respect, in each case, other than by fluctuations in purchase order volume that occur in the Ordinary Course of Business. Except as set forth in the document delivered to Buyer as contemplated by this Section 3.21, as of the date hereof, there are no suppliers, distributors or channel partners of the Company Entities that are material to the Business with respect to which practical alternative sources of supply are not generally available on comparable terms and conditions in the marketplace.

Section 3.22. Product Liability. Except as set forth on Section 3.22 of the Disclosure Schedules, no Company Entity has, in the past three (3) years, received any written notice of any material claim for personal injury or property damage with respect any of the products (or any part or component) designed, manufactured, serviced or sold, or services performed, by the Business, alleging any design or manufacturing defect. In the past three (3) years, there have been no recalls of the Company Entities’ products, and none are pending or, to the Knowledge of Company, threatened. In the past three (3) years, no report of safety concerns has been filed or, to the Knowledge of the Company, is required to have been filed by a Company Entity with respect to any products of the Company Entities under any applicable Law, rule, or regulation.

Section 3.23. Government Contracts and Bids.

(a) Section 3.23(a) of the Disclosure Schedules lists all: (i) Government Contracts that (x) involve annual aggregate consideration paid to a Company Entity in excess of $2,500,000 and (y) the period of performance of which has not yet expired or terminated or for which final payment has not yet been received (the “Current Government Contracts”); (ii) quotations, bids and proposals for awards of new Government Contracts involving annual aggregate consideration paid to a Company Entity in excess of $2,500,000 made by the Company Entities for which no award has been made and for which any of the Company Entities reasonably believes there is a reasonable prospect that such an award to any of the Company Entities may yet be made (the “Government Contract Bids”); and (iii) Government Contracts pursuant to which the Company is currently or is reasonably likely to experience material cost, schedule, technical or quality problems that could result in claims against Seller (or its successors in interest) by a Governmental Entity, a prime contractor or a higher-tier subcontractor that would reasonably be expected to be material to the Company Entities, taken as a whole. With respect to each Current Government Contract, Section 3.23(a)(i) of the Disclosure Schedules lists (A) the contract number, (B) the award date and (C) the contract end date.

(b) Protests. The Current Government Contracts (or, where applicable, prime Government Contracts under which any Current Government Contracts were awarded) are not currently the subject of bid or award protest proceedings, no such Current Government Contracts (or, where applicable, prime Government Contracts under which any Current Government Contracts were awarded) are, to the Knowledge of the Company, reasonably likely to become subject of bid or award protest proceedings, and no Person has notified in writing, any of the Company Entities that any Governmental Entity, prime contractor or higher-tier subcontractor under a Government Contract intends to seek any of the Company Entity’s agreement to lower rates under any of the Current Government Contracts or Government Contract Bids, including, without limitation, any task order under any Government Contract Bids.

(c) Compliance with Contracts. Except as set forth in Section 3.23(c) of the Disclosure Schedules, (i) the Company Entities have complied in all material respects with the terms and conditions of each Current Government Contract and Government Contract Bid to which any of the Company Entities is a party, and has performed in all material respects all obligations required to be performed by it thereunder; (ii) each Company Entity has complied in all material respects with all statutory and regulatory requirements, including, without limitation, the FAR, and any applicable agency-specific acquisition regulation and related cost principles, where and as applicable to each of the Current Government Contracts and the Government Contract Bids; and (iii) the representations, certifications and warranties made by each of the Company Entities with respect to the Current Government Contracts or Government Contract Bids were accurate as of their effective dates, and each of the Company Entities has complied in all material respects with such certifications.

(d) Notice of Non-Compliance. With respect to the Current Government Contracts, (i) none of the Company Entities has received any written show cause, cure, deficiency, default or similar notice relating to the Current Government Contracts; (ii) no termination for default, cure notice or show cause notice has been issued or, to the Knowledge of the Company, threatened and remains unresolved with respect to any Current Government Contract or Government Contract Bid, and, to the Knowledge of the Company, no event, condition or omission has occurred or exists that would reasonably be expected to constitute grounds for such action; (iii) all invoices and claims (including, without limitation, requests for progress payments and provisional costs payments) submitted under each Current Government Contract were current, accurate and complete in all material respects as of their submission date; and (iv) none of the execution, delivery or performance of this Agreement and the other documents contemplated hereby conflicts or would reasonably be expected to result in a material breach of or default under any Current Government Contract or cause a termination of any Current Government Contract. None of the Company Entities has received any written notice terminating any of the Current Government Contracts for convenience.

(e) False Claims, Defective Pricing and Requests for Pricing Reductions. None of the Company Entities has taken any action or is a party to any litigation that would reasonably be expected to give rise to (i) liability under the False Claims Act; (ii) a claim for price adjustment under the Cost or Pricing Data Act; or (iii) any other request for a reduction in the price of any Current Government Contracts, except in the case of clauses (ii) or (iii), for price reductions that would not reasonably be expected to be material to the Company Entities, taken as a whole. None of the Company Entities has conducted or initiated any internal investigation or made a disclosure to any Governmental Entity with respect to (x) liability under the False Claims Act; (y) a claim for price adjustment under the Cost or Pricing Data Act; or (z) any other request for a reduction in the price of any Current Government Contracts, including, without limitation, to claims based on actual or alleged defective pricing.

(f) Suspension and Debarment. None of the Company Entities or any of their managers, directors, officers or employees in connection with the performance of their duties for or on behalf of each such Company Entity has been debarred, suspended or proposed for suspension or debarment from bidding on any Current Government Contract, declared nonresponsible or ineligible or otherwise excluded from participation in the award of any Current Government Contract, or for any reason listed on the List of Parties Excluded from Federal Procurement and Non-procurement Programs. No debarment, suspension or exclusion proceeding has been initiated against any of the Company Entities, or any of their respective managers, directors, officers or employees in connection with the performance of their duties for or on behalf of each such Company Entity. To the Knowledge of the Company, no circumstances exist that would warrant the institution of suspension or debarment proceedings against any of the Company Entities, or any of their respective managers, directors, officers or employees in connection with the performance of their duties for or on behalf of any of the Company Entities.

(g) Audits, Investigations and Enforcement Actions. Except as set forth in Section 3.23(g) of the Disclosure Schedules, (i) since September 30, 2021, none of the Company Entities has undergone and is not currently undergoing any audit, review, inspection, investigation, survey or examination of records undertaken by any Governmental Entity relating to any Government Contracts; (ii) none of the Company Entities has received written notice of, and none of the Company Entities has undergone, any investigation or review undertaken by any Governmental Entity relating to any Government Contract; (iii) no such audit, review, inspection, investigation, survey or examination of records is threatened; and (iv) none of the Company Entities has received any written notice, or to the Knowledge of the Company, any oral notice, that it is or was being specifically audited or investigated by the Government Accountability Office, the Defense Contract Audit Agency of the United States Government (the “DCAA”), the U.S. Congress, any state or federal agency Inspector General, any state Attorney General, the contracting officer with respect to any Current Government Contract, or the Department of Justice (including any United States Attorney).

(h) Multiple Award Schedule Contracts and Pricing. With respect to the multiple award schedule Current Government Contracts identified on Section 3.23(h) of the Disclosure Schedules, none of the Company Entities: (1) has received any written notice, or to the Knowledge of the Company, any oral notice, that it is or was being specifically audited or investigated by the Government Accountability Office; (2) has complied in all material respects with the notice and pricing requirements of the Price Reductions clause (48 C.F.R. § 552.238-81) in each such multiple award schedule Current Government Contract and, there are no facts or circumstances that would reasonably be expected to result in a demand by the U.S. Government for a refund based upon any of the Company Entity’s failure to comply with the Price Reductions clause that would reasonably be expected to be material to the Company Entities, taken as a whole; (3) has complied in all material respects with all applicable Trade Agreement Act, Buy American Act, and other similar manufacturing acts set forth in any such multiple award schedule contracts; and (4) has complied in all material respects with all payment requirements of the Industrial Funding Fee (as set forth in 48 C.F.R. § 552.238-80) in each such multiple award schedule Current Government Contract and there are no facts or circumstances that would reasonably be expected to result in a demand by the U.S. Government for additional payment(s) based upon any of the Company Entity’s failure to comply with the Industrial Funding Fee payments that would be reasonably be expected to be material to the Company Entities, taken as a whole. With respect to all of the Company Entities Government Contracts, the Company Entities have complied in all material respects with all most favored nation and most favored customer pricing obligations.

(i) Warranties and Guaranties. No written claims, or claims threatened in writing, exist against any of the Company Entities with respect to express warranties and guarantees contained in Current Government Contracts on products or services provided by any of the Company Entities; and no such claims have been made in writing against any of the Company Entities. No amendment has been made to any written warranty or guarantee contained in any Current Government Contract that would reasonably be expected to result in a material adverse effect on the any of the Company Entities. None of the Company Entities has taken any action that would reasonably be expected to give any Person a right to make a claim under any written warranty or guarantee contained in any Current Government Contract.

(j) Facility Security Clearances. None of the Company Entities holds a facility security clearance.

(k) Ethics and Disclosure Obligations. All of the Company Entities (i) comply in all material respects with the FAR ethical rules and suspension/debarment regulations that went into effect on December 12, 2008 and implemented via FAR 52.203-13 (the “FAR Ethics Rules”); and have undertaken the appropriate level of review or investigation to determine whether any of the Company Entities is required to make any disclosures to any Current Governmental Entity under the FAR Ethics Rules. To the Knowledge of Company, there exist no facts or circumstances that, with the passage of time or the giving of notice or both, would constitute a violation of the FAR Ethics Rules.

(l) Gifts and Gratuities. None of the Company Entities nor any of their respective officers, directors, members, employees, agents or other Representatives has made any unlawful payment or given, offered, promised or authorized or agreed to give, any money or thing of value, directly or indirectly, to any government official or other Person in violation of any anti-corruption Laws, and each Company has maintained complete and accurate books and records in all material respects, including records of payments to any agents, consultants, representatives, third parties, and government officials.

(m) Supply Chain. All of the Company Entities have complied in all material respects with supply chain restrictions required by their Government Contracts, including, but not limited to, the prohibitions on the sale and use of covered telecommunications equipment and services set out in FAR 52.204-24, FAR 52.204-25 and FAR 52.204-26. Since September 30, 2021, none of the Company Entities have provided to the government in the performance of a Government Contract any (i) covered telecommunications equipment or services or (ii) equipment, system or service that uses covered telecommunications equipment or services as a substantial or essential component of any system, or as critical technology as part of any system. Since September 30, 2021, none of the Companies have used any equipment, system or service that uses covered telecommunications equipment or services. For purposes of this Section 3.23(m), the term “covered telecommunications equipment or services” shall have the meaning prescribed in FAR 52.204-25. All of the Company Entities have also complied in all material respects with (A) the TikTok prohibition imposed by FAR 52.204-27 since June 2023 and (B) the prohibitions on the supply of certain items from Communist Chinese Military Companies as set out in Department of Defense FAR Supplement (“DFARS”) 252.225-7007 in the past three (3) years, to the extent applicable.

(n) Cybersecurity. In the past six (6) years, (i) all of the Company Entities have complied and are in compliance in all material respects with all applicable requirements regarding the safeguarding of information related to Government Contracts and cybersecurity requirements, including, but not limited to, FAR 52.204-21, DFARS 252.204-7008, DFARS 252.204-7012, DFARS 252.204-7019 and DFARS 252.204-7020, and (ii) none of the Company Entities have experienced any cyber incident that would require reporting to the U.S. Department of Defense under DFARS 252.204-7012.

(o) Labor Hours. All labor hours charged or invoiced to any Government Contract were charged or invoiced, in all material respects, in the correct amounts and for personnel that met all contractual requirements, in all material respects, relating to their education, experience, and other qualifications (including, but not limited to, all such qualifications for the labor categories for which they were proposed and invoiced).

Section 3.24. Limitations on Representations and Warranties. Except as expressly set forth in Article III (with respect to representations made by the Company) or Article IV (with respect to representations made by Seller), or in the officer’s certificate of the Company delivered to Buyer pursuant to Section 9.2(d), neither Seller, the Company Entities nor any other Person has made or makes (and each of them expressly disclaims) any representation or warranty, express or implied, written or oral, at Law or in equity, with respect to Seller, the Company Entities or any of their respective Affiliates or Non-Parties, or any of their respective assets, liabilities, businesses, operations, future revenue, profitability or success, including in respect of the correctness, accuracy or completeness of any information made available, or to be furnished or made available (including by way of any documents, information or materials included or referred to in the Data Room, any confidential information memorandum or otherwise), or statement made, by Seller, the Company Entities or any of their Affiliates or Non-Parties or their respective Representatives in connection with the transactions contemplated herein, and any such other representations or warranties are hereby expressly disclaimed. The Company acknowledges and agrees that, except as expressly set forth in Article V of this Agreement, or in the officer’s certificate delivered to Seller pursuant to Section 9.3(c), neither Buyer nor any other Person has made any representation or warranty, express or implied, written or oral, at Law or in equity, with respect to Buyer or any of its Affiliates, or any of their respective assets, liabilities, businesses, operations, future revenue, profitability or success, including in respect of the correctness, accuracy or completeness of any information made available, or to be furnished or made available, or statement made, by Buyer or any of its Affiliates or their respective Representatives in connection with the transactions contemplated herein. Notwithstanding anything to the contrary herein, this Section 3.24 shall survive the Closing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Except as set forth in the Schedules attached hereto, Seller represents and warrants to Buyer as follows:

Section 4.1. Organization and Qualification. Seller is duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Seller (a) has all requisite power and authority to own and operate its properties and assets and to carry on its business as currently conducted and (b) is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership or operation of its properties and assets or the conduct of its business requires such qualification or license, except for such failure to be so qualified, licensed or in good standing, or to have such power or authority that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 4.2. Authorization; Binding Effect.

(a) Seller has full power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder. Except as set forth on Section 4.2 of the Disclosure Schedules, the execution, delivery and performance by Seller of this Agreement and each of the Ancillary Agreements to which it is a party has been duly and validly authorized by Seller and no additional limited liability company or equityholder authorization or consent by Seller is required in connection therewith.

(b) This Agreement and each of the Ancillary Agreements to which Seller is a party, when executed and delivered by the parties hereto and thereto (assuming the due authority, execution and delivery by the other parties thereto), constitutes (or will constitute) a valid and legally binding obligation of Seller, enforceable against Seller in accordance with their respective terms, except as enforceability may be limited by the Bankruptcy and Equity Exclusion.

Section 4.3. Title. Seller is the sole record and beneficial owner of all Company Interests, free and clear of all Liens, other than restrictions on transfer imposed under applicable securities Laws.

Section 4.4. Non-Contravention. The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the Organizational Documents of Seller; (b) assuming the receipt of all Regulatory Approvals, materially conflict with, or result in the material breach or violation of, or constitute a material default under, or result in the termination, cancellation, modification, or acceleration or require any notice under (whether after the filing of notice or the lapse of time or both) any material Contract to which Seller is a party or result in the creation of any Lien upon any assets of Seller; or (c) assuming the receipt of all Regulatory Approvals, materially violate or result in a material breach of or constitute a material default under any applicable Law or Governmental Authorization to which Seller or its Affiliates is subject, which in the case of each of the foregoing clauses (b) and (c), would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Seller to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party, or prevent or materially impede or delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.5. Litigation and Claims. As of the date hereof, there are no Proceedings pending or, to the knowledge of Seller, threatened against Seller, and Seller is not subject to any Order by a Governmental Entity or any arbitrator or arbitrators, except as would not reasonably be expected to have, in either case, individually or in the aggregate, a material adverse effect on Seller’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.6. Limitations on Representations and Warranties. Except as expressly set forth in Article III (with respect to representations made by the Company), Article IV (with respect to representations made by Seller) or in the officer’s certificate of the Company delivered to Buyer pursuant to Section 9.2(d), neither Seller, the Company Entities, nor any other Person has made or makes (and each of them expressly disclaims) any representation or warranty, express or implied, written or oral, at Law or in equity, with respect to Seller, the Company Entities or any of their respective Affiliates or Non-Parties, or any of their respective assets, liabilities, businesses, operations, future revenue, profitability or success, including in respect of the correctness, accuracy or completeness of any information made available, or to be furnished or made available (including by way of any documents, information or materials included or referred to in the Data Room, any confidential information memorandum or otherwise), or statement made, by Seller, the Company Entities or any of their respective Affiliates or Non-Parties or their respective Representatives in connection with the transactions contemplated herein, and any such other representations or warranties are hereby expressly disclaimed. Seller acknowledges and agrees that, except as expressly set forth in Article V of this Agreement or in the officer’s certificate delivered to Seller pursuant to Section 9.3(c), neither Buyer nor any other Person has made any representation or warranty, express or implied, written or oral, at Law or in equity, with respect to Buyer or any of its Affiliates, or any of their respective assets, liabilities, businesses, operations, future revenue, profitability or success, including in respect of the correctness, accuracy or completeness of any information made available, or to be furnished or made available, or statement made, by Buyer or any of its Affiliates or their respective Representatives in connection with the transactions contemplated herein. Notwithstanding anything to the contrary herein, this Section 4.6 shall survive the Closing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Schedules attached hereto, Buyer hereby represents and warrants to Seller and the Company as follows as:

Section 5.1. Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of New York. Buyer (a) has all requisite power and authority to own and operate its properties and assets and to carry on its business as currently conducted and (b) is duly qualified or licensed (if applicable) to do business and is in good standing in each jurisdiction where the ownership or operation of its properties and assets or the conduct of its business requires such qualification or license, except for such failure to be so qualified, licensed or in good standing, or to have such power or authority that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 5.2. Authorization. Buyer has full power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Agreements to which it is a party has been duly and validly authorized by Buyer and no additional corporate (or similar entity) or equity-holder authorization or consent by Buyer is required in connection therewith.

Section 5.3. Binding Effect. The execution and delivery by Buyer of this Agreement and the Ancillary Agreements, in each case to which an Buyer is a party (and to the extent applicable), the performance by Buyer of its obligations hereunder and thereunder, in each case, to the extent applicable, and the consummation by Buyer of the transactions contemplated hereby and thereby, in each case, to the extent applicable, have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exclusion.

Section 5.4. Regulatory Approvals. Except as set forth on Section 5.4 of the Disclosure Schedules (the “Buyer Regulatory Approvals” and, together with the Company Regulatory Approvals, the “Regulatory Approvals”), no Governmental Authorization or filing is required to be obtained by Buyer from, or to be given by Buyer to, or made by Buyer with, any Governmental Entity or securities exchange, as a result of the execution, delivery or performance by Buyer of this Agreement or the Ancillary Agreements to which it is a party, in each case except for such Governmental Authorization or filings that if failed to be obtained, given or made would not, individually or in the aggregate, reasonably be expected to materially adversely affect Buyer’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

Section 5.5. Non-Contravention. The execution, delivery and performance (and to the extent applicable) by Buyer of this Agreement and each of the Ancillary Agreements to which they are a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the Organizational Documents of Buyer; (b) materially violate or result in a material breach of or constitute a material default under any applicable Law or Governmental Authorization to which Buyer is subject or (c) except as set forth in Section 5.5 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer is a party, except in the case of each of the foregoing clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice, obtain consent or take other action would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.6. Finders’ Fees. Except for fees payable to the Persons listed on Section 5.6 of the Disclosure Schedules, there is no fee or commission payable by Buyer or its Affiliates to any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates in connection with the transactions contemplated hereby.

Section 5.7. Litigation and Claims. As of the date hereof, there are no Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer, and Buyer is not subject to any Order by a Governmental Entity or any arbitrator or arbitrators, except as would not reasonably be expected to have, in either case, individually or in the aggregate, a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.8. Financial Capability. As of the date of this Agreement, Buyer has delivered to the Seller true and correct copies of (a) one or more fully executed debt commitment letters from the agents, arrangers, lenders and other entities acting in similar roles identified therein (together with any Persons that become a party thereto after the date hereof in accordance with the terms thereof or which become party to any definitive documentation relating to the Debt Financing, the “Debt Financing Sources”), dated as of the date hereof, addressed to Buyer (including all exhibits, schedules, annexes, supplements, amendments, restatements and modifications thereto, collectively, the “Debt Commitment Letter”; and the debt financing contemplated thereby (including any debt securities contemplated to be issued in lieu of any bridge or other commitments thereunder), the “Debt Financing”) and (b) the fully executed related fee letters entered into in connection with any Debt Commitment Letter, with economic, financial, dollar and ratio terms (including related dates), “flex” terms and securities demand provisions, in each case, none of which would adversely affect the conditionality, aggregate principal amount or termination of the Debt Financing, redacted (including all exhibits, schedules, annexes, supplements, amendments, restatements and modifications thereto, the “Fee Letter” and, together with the Debt Commitment Letter, the “Debt Commitment Letters”), pursuant to which the Debt Financing Sources have committed, on the terms and subject solely to the conditions set forth therein, to lend Buyer the amounts set forth therein for, among other things, the purpose of funding the transactions contemplated by this Agreement. The aggregate amount of funding contemplated to be provided by the Debt Commitment Letters (after giving effect to the maximum amount of “flex” (including any original issue discount flex) provided for under the applicable Fee Letter), together with cash on hand at Buyer or Affiliates available for use by Buyer on the Closing Date for such purpose is sufficient for Buyer to consummate the transactions contemplated by this Agreement, including payment of all amounts required to be paid by Buyer on the Closing Date hereunder and all related fees and expenses in connection with the transactions contemplated hereunder (the “Required Amount”). As of the date hereof, the Debt Commitment Letters in the forms delivered to the Seller are in full force and effect and have not been withdrawn, terminated, rescinded or otherwise amended, modified, restated or supplemented in any respect, none of the provisions of the Debt Commitment Letters has been waived, and the commitments contained therein have not been withdrawn, terminated, rescinded, amended, modified, restated or supplemented in any respect (and no such waiver, withdrawal, termination, rescission, amendment, modification, restatement or supplement is contemplated as of the date hereof by Buyer or, to the Knowledge of Buyer, the other parties thereto, except with respect to any “flex” terms contained in any Fee Letter and potential amendments to add Debt Financing Sources thereto and to amend titles, allocations and fee sharing arrangements in connection therewith). Each Debt Commitment Letter, in the form so delivered, is a legal and binding obligation of Buyer and, to the Knowledge of Buyer, the other parties thereto, enforceable against Buyer and, to the Knowledge of Buyer, the other parties thereto, in each case, in accordance with their respective terms, except as may be limited by the Bankruptcy and Equity Exclusion. There are no other agreements, arrangements or side letters relating to the Debt Financing that impose conditions to, affect the enforceability of, or expand the conditions to the funding of, the Debt Financing or would reasonably be expected to adversely affect (x) the ability of Buyer to satisfy any of the conditions to the Debt Financing or (y) the availability or amount of the Debt Financing; provided, that Buyer has or may enter into customary engagement letters with respect to debt securities to be issued in lieu of any bridge or other financing contemplated by any Debt Commitment Letter. As of the date hereof, assuming satisfaction of the conditions set forth in Sections 9.1 and 9.2 and compliance by the Company Entities with Section 6.11, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Buyer, or, to the Knowledge of Buyer, on the part of the other parties thereto, under any term or condition of any Debt Commitment Letter. There are no conditions precedent related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letters. Buyer has fully paid any and all commitment fees or other fees required by the Debt Commitment Letters to be paid by it on or prior to the date of this Agreement. As of the date hereof, Buyer has no reason to believe that any of the conditions to funding to be satisfied by it contained in any Debt Commitment Letter would not be satisfied in full as required therein on a timely basis and, in any event, not later than the Closing or that the full amount of the Debt Financing would not be available to Buyer at Closing. Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that the obligations of Buyer to consummate the transactions contemplated by this Agreement or any of their other obligations under this Agreement is not conditioned upon or otherwise subject to Buyer’s or any of its Affiliates’ obtaining of any financing for the transactions contemplated by this Agreement.

Section 5.9. Solvency. Assuming (a) that the representation and warranties set forth in Article III are true and correct in all material respects and (b) the Seller and the Company Entities have complied with their obligations under this Agreement, immediately after giving effect to the Closing (and any transactions related thereto or incurred in connection therewith), Buyer and its subsidiaries (including the Company Entities), taken as a whole, (i) shall be able to pay their respective debts as they become due, (ii) own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (iii) have adequate capital to carry on their respective businesses. Buyer is not contemplating either the filing of a petition under any state or federal bankruptcy or insolvency law or liquidating all or a material portion of its property, and to the Knowledge of Buyer, no Person is contemplating the filing of any such petition against it, or any of its assets. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer or any of the Company Entities.

Section 5.10. Limitations on Representations and Warranties. Except as expressly set forth in this Agreement or in the officer’s certificate delivered to Seller pursuant to Section 9.3(c), Buyer does not make any representation or warranty, express or implied, at Law or in equity, with respect to itself or any of its Affiliates, or any of their respective assets, liabilities, businesses, operations, future revenue, profitability or success, including in respect of the correctness, accuracy or completeness of any information made available, or to be furnished or made available, or statement made, by Buyer or any of its Affiliates or their respective Representatives in connection with the transactions contemplated herein, and any such other representations or warranties are hereby expressly disclaimed. Buyer acknowledges and agrees that, except as expressly set forth in Article IV (with respect to representations made by Seller) or in the officer’s certificate of the Company delivered to Buyer pursuant to Section 9.2(d), none of Seller, the Company Entities nor any other Person has made any representation or warranty, express or implied, written or oral, at Law or in equity, with respect to Seller, the Company Entities or any of their respective Affiliates or Non-Parties, or any of their respective assets, liabilities, businesses, operations, future revenue, profitability or success, including in respect of the correctness, accuracy or completeness of any information made available, or to be furnished or made available (including by way of any documents, information or materials included or referred to in the Data Room, any confidential information memorandum or otherwise), or statement made, by Seller, the Company Entities or any of their respective Affiliates or Non-Parties or their respective Representatives in connection with the transactions contemplated herein. Buyer does not have any knowledge of any inaccuracy or failure to be true of any of the representations or warranties set forth in Article III and/or Article IV of this Agreement. Buyer and its Representatives have had access to and the opportunity to review all of the documents in the Data Room. Notwithstanding anything to the contrary herein, this Section 5.10 shall survive the Closing.

ARTICLE VI

COVENANTS

Section 6.1. Access and Reports.

(a) Subject to applicable Law, upon reasonable advance written notice from Buyer to Seller, Seller shall, and shall cause the Company Entities to, afford Buyer and its Representatives reasonable access to the properties, Books and Records, Contracts of the Company Entities during normal business hours throughout the period from the date hereof until the earlier to occur of the Closing Date and the termination of this Agreement in accordance with Article XI and, during such period, Seller shall, and shall cause the Company Entities to, (i) make available to Buyer all information concerning the operations, properties and personnel of the Company Entities as Buyer may reasonably request, (ii) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Company Entities as Buyer or any of its Representatives may reasonably request; provided, that neither Seller nor any Company Entity shall be required to create or otherwise prepare any Books and Records that are not pre-existing Books and Records of the Company Entities solely for purposes of responding to requests from Buyer or its Representatives; (iii) instruct the Representatives of Seller and the Company Entities to cooperate with Buyer in its investigation of the Company Entities; (iv) permit Buyer and its Representatives to conduct real estate due diligence of the Real Property including permitting surveyors to conduct surveys and prepare surveys as Buyer shall reasonably request;

(v) cooperate with Buyer in connection with the renewal of any Governmental Authorizations that expire within ninety (90) days before or after the Closing Date; and (vi) permit Buyer and its Representatives to conduct environmental due diligence of the Company and the Real Property, provided, however, such due diligence shall not include the collection or analysis of samples of indoor or outdoor air, surface water, groundwater, surface or subsurface land, soil vapor, or the interior of any building or building components on, at, in, under or from the Company, its Subsidiaries and the Real Property, except with the prior written consent of Seller. All requests for information made pursuant to this Section 6.1 shall be directed to the general counsel of the Company, and all such information shall be governed by the terms of Section 6.6 and the Confidentiality Agreement. This Section 6.1 shall not apply to access to any Tax Return, Tax information or other Tax matter, which shall be governed exclusively by Article VIII. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement.

(b) From and after the Closing, subject to applicable Law, upon reasonable advanced notice from Seller to Buyer, Buyer shall afford Seller and Seller’s Representatives, during normal business hours, reasonable access to the properties, Books and Records and Contracts of the Company Entities with respect to periods or occurrences prior to the Closing, and shall make available, and cause the Company Entities to make available promptly to such Person all information concerning the operations, properties and personnel of the Company Entities as Seller may reasonably request, in each case, solely in connection with complying with any applicable Tax, financial reporting or regulatory requirements or enabling Seller and its Affiliates to comply with their respective obligations under this Agreement and the Ancillary Agreements. Buyer shall retain the Books and Records of the Company Entities with respect to any period prior to the Closing Date in accordance with applicable Law.

(c) Notwithstanding anything to the contrary herein, neither Buyer nor Seller shall be obligated to provide the other Party with access to any books or records (including personnel files) or other information or data pursuant to Section 2.4, this Section 6.1 or otherwise where such access (i) would or could reasonably be expected to (A) violate the terms of any Contract or Law to which a Party is a party or is subject, (B) in the good faith determination of such Party, result in a loss of the ability to assert a claim of privilege (including the attorney-client and work product privileges), (C) result in the disclosure of any competitively sensitive information of such Party or any of its Affiliates or Non-Parties; (D) disclose information, that in the reasonable judgment of such Party would result in the disclosure of any Trade Secrets, (E) take any action that would cause material disruption to the business of such Party (including, in the case of Seller, the Company Entities or any of their respective Affiliates) or (F) in the good faith determination of Seller, would cause competitive harm to such Party (including, in the case of Seller, the Company Entities and their respective Affiliates or Non-Parties); provided, that in the case of each of the immediately foregoing clauses (A), (B), (C) and (E), such Party will inform the requesting Party of the general nature of the document or information being withheld and reasonably cooperate with such Party to provide such documentation or information in a manner that would not result in violation of such Contract or Law, the loss or waiver of such privilege or the disclosure of such competitively sensitive information; (ii) is sought in connection with a dispute between the Parties pursuant to this Agreement or otherwise, such that the Parties are in conflict with one another; or (iii) in the case of Seller, provide access to any information to the extent related to the sale process conducted by Seller, the Company or any of its Affiliates or Non-Parties; provided further, that the applicable rules of discovery shall apply to any claim between Buyer, on the one hand, and Seller, on the other hand, with respect to any of the transactions contemplated by this Agreement.

Section 6.2. No Solicitation of Other Bids.

(a) From the date hereof until the earlier of the Closing Date or termination of this Agreement in accordance with Article XI, Seller shall not, and shall not authorize or permit any of its Affiliates (including the Company Entities) or any of its or their Representatives to, directly or indirectly, (i) knowingly encourage, solicit, initiate or knowingly facilitate inquiries (including any continuing inquiries) regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates (including the Company Entities) and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Buyer or any of its Affiliates) relating to any transaction or series of related transactions that, if consummated, would result in: (A) a merger, consolidation, recapitalization, share exchange or other business combination transaction involving the Company Entities, the business of which constitutes 20% or more of the net revenues, net income or fair market value of the assets of the Company Entities, taken as a whole; (B) a merger, consolidation, recapitalization, share exchange or other similar business combination transaction involving the Company Entities, pursuant to which the shareholders of Seller immediately preceding such transaction hold (directly or indirectly) less than 80% of the equity interests in the surviving or resulting entity of such transaction; (C) the issuance or acquisition of shares of capital stock or other equity securities of Seller or the Company representing 20% or more of the votes associated with the outstanding equity securities of Seller or the Company; (D) any liquidation or dissolution involving the Company Entities, the business of which constitutes 20% or more of the net revenues, net income or fair market value of the assets of the Company Entities, taken as a whole or (E) the sale, lease, exchange or other disposition (in each case, directly or indirectly) of the Company Entities’ properties or assets which constitutes 20% or more of the fair market value of the assets of the Company Entities, taken as a whole.

(b) In addition to the other obligations under this Section 6.2, Seller shall promptly (and, in any event, within the earlier of (i) one (1) Business Day and (ii) forty-eight (48) hours after receipt thereof by Seller or its Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c) Seller agrees that the rights and remedies for noncompliance with this Section 6.2 shall include seeking to have such provision specifically enforced by any court of competent jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to Buyer and that money damages may not provide an adequate remedy to Buyer.

Section 6.3. Efforts to Consummate; Certain Governmental Matters.

(a) Seller and the Company, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to obtain and to cooperate in obtaining any Regulatory Approvals required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement and as required to consummate the transactions contemplated hereby. All filing fees required to be paid pursuant to filings under the HSR Act or the other Competition/Investment Laws shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller. All other fees and expenses incurred by Buyer, on the one hand, or Seller or the Company Entities, on the other hand, with regard to Competition/Investment Law approvals shall be borne by the Party incurring such fees or expenses. Each Party hereto agrees to: (i) make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within twenty (20) Business Days after the date hereof and (ii) make all other filings or notifications (in final form or, where applicable, draft form) that are required under any other Competition/Investment Law (including those set forth on Section 5.4 of the Disclosure Schedules) as soon as reasonably practicable after the date hereof, unless, in the case of the foregoing clause (i), a later date is mutually agreed to by the Parties hereto. Each Party hereto shall use its reasonable best efforts to cooperate with the other Parties hereto in such other Parties’ efforts to obtain any Regulatory Approvals as are required in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and agrees that it shall not, and shall cause its Affiliates not to, willfully take any action or enter into any transaction (including acquiring or agreeing to acquire any assets or businesses) that will have the effect of materially delaying, impairing, impeding or preventing the obtaining of any such Regulatory Approvals.

(b) Buyer shall, and Seller shall, and shall cause the Company Entities to, respond as promptly as practicable to any inquiries received from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), the Federal Trade Commission or any other Governmental Entity for additional information or documentation and to all inquiries and requests received from any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(c) In using its “reasonable best efforts” to obtain all Regulatory Approvals necessary to consummate the transactions contemplated by this Agreement, Buyer shall, and shall cause its Affiliates to, take any steps necessary, proper or advisable to avoid or eliminate each and every impediment and any proceeding instituted or threatened by a Governmental Entity or private party under the HSR Act or any other Competition/Investment Law that is asserted with respect to the transactions contemplated by this Agreement or any Ancillary Agreement (a “Regulatory Action”) so as to enable the consummation of such transactions to occur as expeditiously as possible and, in any event, by the Closing Date, including opposing vigorously and fully any such proceeding, promptly appealing any adverse decision or order by a Governmental Entity and litigating any such proceeding to a final non-appealable order, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise any of the following actions: (i) the sale, divestiture or disposition of any assets, businesses, services, products, product lines, relationships or contractual rights of the Company Entities (or any of their respective Subsidiaries or Affiliates); (ii) amendments to current or proposed contracts, termination of contracts, entering into new contracts, behavioral limitations, conduct restrictions or commitments with respect to any such assets, businesses, services, products, product lines, relationships or contractual rights of the Company Entities (or any of their respective Subsidiaries or Affiliates); or (iii) any other action that limits the freedom of action of the Company Entities (or their respective Subsidiaries or Affiliates) with respect to, or their respective ability to retain, any assets, businesses, services, products, product lines, relationships or contractual rights as may be required or advisable in order to obtain any clearance under the HSR Act or any other Competition/Investment Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Proceeding, which would otherwise have the effect of preventing or delaying the transactions contemplated by this Agreement or any Ancillary Agreement; provided, that (x), notwithstanding the foregoing or anything in this Agreement to the contrary, nothing shall obligate (1) Buyer (and its Subsidiaries and Affiliates) or permit Seller or any Company Entities, to offer, propose, take, negotiate, commit to, effect or agree to take (or refrain or cause to refrain from taking any action) or agree to, any actions contemplated by this Section 6.3(c) if such action, individually or in the aggregate with all other such actions taken together, would reasonably be expected to materially impact the benefits Buyer expects to realize from the transactions contemplated by this Agreement, and (2) obligate Buyer or permit Seller or any Company Entities to offer, propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets, businesses, services, products, product lines, relationships or contractual rights of Buyer (or its Subsidiaries or Affiliates) and (y) for the avoidance of doubt, neither the Company nor Seller shall be obligated to take any such action, unless the taking of such action is expressly conditioned upon the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement.

(d) On the terms and subject to the conditions set forth in this Agreement, the Parties hereto shall use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, or reasonably advisable on its part under this Agreement and the Ancillary Agreements and applicable Law to satisfy the conditions to Closing, and to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as soon as practicable. For the avoidance of doubt, nothing in this Section 6.3(d) will require any Party to waive any condition to such Party’s obligation to consummate the transactions contemplated by this Agreement set forth in Article IX.

(e) Each of the Parties hereto shall, upon request by the other Parties to this Agreement and subject to appropriate confidentiality restrictions, furnish the other with all documentation concerning the Company Entities and such other matters as may be necessary or reasonably advisable in connection with any notices, reports, statements, applications or other filings made by or on behalf of Buyer, the Company or any of their respective Affiliates to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; provided that any such documentation furnished by the Parties hereto to one another may be redacted to protect competitively sensitive information or provided on an “outside counsel only” basis.

(f) Subject to applicable Law, each of the Parties hereto shall keep the others apprised of the status of matters relating to consummation of the transactions contemplated hereby, including (i) promptly notifying the other of any facts, circumstances or other reason that would delay or prevent the receipt of any Regulatory Approvals for the timely consummation of transactions contemplated by this Agreement and the Ancillary Agreements and (ii) promptly furnishing the other with copies of notices or other communications received by such Party from any third party or any Governmental Entity with respect to the transactions contemplated by this Agreement and the Ancillary Agreements; provided that any such notices furnished by the Parties hereto to one another may be redacted to protect competitively sensitive information or provided on an “outside counsel only” basis. The Parties hereto will jointly consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with proceedings under or relating to the HSR Act or any other Competition/Investment Law. None of the Parties hereto shall make any written submissions without first (i) providing the other Parties the opportunity to review in advance any such written submissions and (ii) taking into account, in good faith, the comments or suggestions from the other Parties. None of the Parties hereto shall permit any of its officers or any other Representatives or agents to participate in any meeting with any Governmental Entity with respect to any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties hereto the opportunity to attend and participate thereat. Notwithstanding the foregoing or anything in this Agreement to the contrary, but subject to the Parties’ obligations to consult and cooperate with one another in accordance with this Section 6.3(f), Buyer shall control and lead all communications and strategy concerning the obtainment of any Regulatory Approvals; provided, for the avoidance of doubt, Buyer shall have no oversight or control over the process, strategy or communications regarding the Ninestar Shareholder Meeting, the Ninestar Shareholder Approval or any matters relating thereto.

(g) From and after the date hereof, Buyer shall, and from and after the Closing Date, Buyer shall cause the Company Entities to, prepare and file all notices, reports, statements, applications and other filings as required by applicable Law in connection with or as a result of the transactions contemplated hereby and their consummation on the Closing Date; provided, however, that prior to filing all such notices, reports, statements, applications and other filings, Buyer shall provide drafts thereof to Seller and shall file such notices, reports, statements, applications and other filings only after receiving Seller’s approval of such notices, reports, statements, applications and other filings.

(h) With the exception of one pull and refile of the notification and report form under the HSR Act, none of Parties hereto shall (i) agree to extend any waiting period under the HSR Act without the prior written consent of the other Parties hereto (such consent not to be unreasonably withheld, conditioned or delayed), (ii) enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement or any Ancillary Agreement without the prior written consent of the other Parties hereto (such consent not to be unreasonably withheld, conditioned of delayed) or (iii) take any other action that would be reasonably likely to prevent or materially delay the receipt of any Regulatory Approvals, in each case, to the extent necessary for the timely consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(i) The Parties hereto agree that neither the Company Entities, Seller nor any of their respective Affiliates or Non-Parties shall have any liability whatsoever to Buyer arising out of or relating to the failure to obtain any such Regulatory Approvals (except to the extent that such Parties fail to comply with its express obligations under this Section 6.3 or the failure to achieve the Regulatory Approvals is due to a breach of a representation, warranty or covenant of Seller or a Company Entity) that may be required in connection with the transactions contemplated by this Agreement or the Ancillary Agreements or because of the termination of any Contract or Governmental Authorization solely as a result thereof. Buyer further agrees that no representation, warranty or covenant of the Company or Seller contained herein shall be breached or deemed breached as a result of (i) the failure to obtain any such Regulatory Approvals, (ii) any such termination or (iii) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Regulatory Approvals or any such termination, in each case, solely to the extent that such failure to obtain such Regulatory Approvals was not due to a breach of a representation, warranty or covenant hereunder by the Company or Seller.

(j) Notwithstanding anything to the contrary herein, in connection with the exercise of any efforts standard of conduct pursuant to this Agreement, prior to the Closing, neither Buyer or its Affiliates, on the one hand, or Seller, the Company or their respective Affiliates or Non-Parties, on the other hand shall be required, in respect of any provision of this Agreement, to pay any fees, expenses or other amounts to any Governmental Entity or any party to any Contract (excluding, for the avoidance of doubt, ordinary course fees and expenses of their respective attorneys and advisors, filing fees and expenses in connection with the Regulatory Approvals and/or amounts otherwise required pursuant to Section 6.2(c)(ii)).

Section 6.4. CFIUS. Prior to Closing, Seller and the Company Entities will engage with the CFIUS Monitoring Agencies pursuant to Section 15 of the National Security Agreement in respect of the transactions contemplated by this Agreement and seek termination of the National Security Agreement. In connection with such engagement, Buyer shall reasonably cooperate with Seller and Company Entities as may be required, including by promptly providing Seller and the Company Entities accurate and complete information in response to requests from the CFIUS Monitoring Agencies.

Section 6.5. Interim Operating Covenants. From the date hereof until the earlier of the Closing Date or termination of this Agreement in accordance with Article XI, except (i) as required by applicable Law or any Governmental Entity, (ii) as otherwise provided in this Agreement or an Ancillary Agreement, (iii) for repayments, redemptions, refinancings or repurchases of loans or other obligations under the Funded Indebtedness, (iv) as set forth on Section 6.5 of the Disclosure Schedules or (v) consented to in writing by Buyer, which consent may not unreasonably be withheld, conditioned or delayed, Seller shall, and shall cause the Company Entities to (a) conduct the Business in the Ordinary Course of Business in all material respects; and (b) use commercially reasonable efforts to maintain the Business and to preserve the rights, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company Entities. In addition to and without limiting the foregoing, from the date hereof until the earlier of the Closing and termination of this Agreement in accordance with Article XI, except (i) as required by applicable Law or any Governmental Entity, (ii) as otherwise provided in this Agreement or an Ancillary Agreement, (iii) as set forth on Section 6.5 of the Disclosure Schedules or (iv) consented to in writing by Buyer, which consent may not unreasonably be withheld, conditioned or delayed, Seller shall not, and shall cause the Company Entities not to, take any action (or omit to take any action) that would be required to be set forth on Section 3.8 of the Disclosure Schedules if such action had been taken prior to the date hereof.

Section 6.6. Public Disclosure; Confidentiality.

(a) Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no Party to this Agreement shall, and each Party shall cause its Affiliates not to, make any public announcements in respect of this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby or otherwise communicate with any news media without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), and the Parties shall cooperate as to the timing and contents of any such announcement; provided, that this Section 6.6 shall not restrict the direct or indirect equityholders of Seller from making any required filings or notifications with Governmental Entities, self-regulatory authorities or national or international securities exchanges in connection with the transactions contemplated hereunder; provided, further, that Seller shall provide Buyer with a reasonable opportunity to review such filings or notifications, if permitted by Law and to the extent practicable, and Seller shall consider in good faith Buyer’s comments thereto. Nothing in this Section 6.6 shall restrict or prohibit Buyer or any of its Affiliates from making any (i) customary announcement or other communication in connection with the arrangement of the Debt Financing (including, for the avoidance of doubt, such announcement or communications that Buyer reasonably determines in good faith are required to ensure that any document concerning the Debt Financing does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading in light of the circumstances in which they are made), or (ii) any disclosures regarding the Company Entities in connection with the Debt Financing to the extent such disclosure is of the type and nature previously disclosed by the Company Entities to investors in its debt.

(b) Buyer agrees and acknowledges that the Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the Closing, and the terms and existence of this Agreement and the Ancillary Agreements and the negotiations relating thereto and all documents and information obtained by a Party from another Party in connection with the transactions contemplated hereby shall be on the terms and subject to the conditions of the Confidentiality Agreement.

(c) If this Agreement is, for any reason, terminated prior to the Closing, Buyer agrees and acknowledges that this Section 6.6 and the Confidentiality Agreement shall survive the termination of this Agreement and continue in full force and effect in accordance with the terms hereof and thereof for a period of twelve (12) months from the date of such termination of this Agreement. The terms of this Section 6.6 shall survive the consummation of the Closing.

(d) From and after the Closing, Seller shall, and shall cause its controlled Affiliates to hold in confidence and not use, and shall use its reasonable best efforts to cause its non-controlled Affiliates or their respective Representatives to, hold in confidence and not use any and all information, whether written or oral, concerning the Company Entities, except to the extent that such information (a) is generally available to and known by the public through no fault of

Seller, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or their respective Representatives from and after the Closing from sources which, to the knowledge of Seller, any of its Affiliates or their respective Representatives (as applicable) are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, unless prohibited by Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed; provided, that Seller shall use reasonable efforts to obtain reasonable assurance that confidential treatment will be accorded such information. The Parties acknowledge and agree that the provisions of this Section 6.6 supersede the terms and conditions of the Confidentiality Agreement and, effective as of the Closing, the Confidentiality Agreement shall terminate and be of no further force or effect. Notwithstanding the foregoing, (i) nothing contained in this Section 6.5 limits, restricts or in any other way affects Seller’s (or any of its Representatives’) communicating with any Governmental Entity, or communicating with any official or staff person of a Governmental Entity, concerning matters relevant to such Governmental Entity (or requires Seller to furnish notice to Buyer of the same) and (ii) Seller (and each Representative of Seller) will not be held criminally or civilly liable under any federal or state Trade Secret Law for disclosing a Trade Secret (x) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of Law, or (y) in a complaint or other document filed under seal in a lawsuit or other proceeding; provided, however, that notwithstanding this immunity from liability, Seller (or such Representative of Seller) may be held liable if Seller (or Representative) unlawfully accesses Trade Secrets by unauthorized means.

Section 6.7. Directors’ and Officers’ Exculpation; Indemnification; Releases.

(a) Buyer agrees that all rights to indemnification for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors, officers or managers (or persons holding similar positions) of any Company Entity currently indemnified by any Company Entity (collectively, the “Covered Persons”) as provided in their respective Organizational Documents, indemnity or indemnification agreements or as provided pursuant to a resolution of the board of directors (or similar governing body) of any Company Entity, as applicable, shall survive the transactions contemplated by this Agreement or the Ancillary Agreements and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing, and that, to the fullest extent permitted by applicable Law, Buyer shall, and shall cause each of the Company Entities to, honor such indemnification obligations (including any obligations to advance funds or expenses). Without limiting the foregoing, for a period of not less than six (6) years from the Closing, Buyer shall not, and shall not permit any Company Entity to, adversely amend, modify or terminate any such Organizational Document, Contract or resolution regarding or related to such indemnification matters.

(b) Buyer, on behalf of itself and its Affiliates (determined after the Closing) and their respective successors, assigns, heirs, legatees and personal representatives (collectively, the “Buyer Releasors”), covenants that, effective as of the Closing, none of such Persons shall institute any Litigation against any of the Seller Releasees (as defined below) with respect to any losses or other liabilities, actions or causes of action, judgments, claims and demands of any nature or description (consequential, compensatory, punitive or otherwise) arising from or relating to actions occurring prior to the Closing, whether or not such Person would be entitled to indemnification by the Company Entities under this Section 6.7 and, effective as of the Closing, each Buyer Releasor, to the fullest extent permitted by applicable Law, hereby releases and forever discharges the current and former directors, officers, managers (and Persons holding similar positions), employees, equityholders, Affiliates, agents and Representatives of Seller, the Company Entities and their respective successors and assigns (individually, a “Seller Releasee” and collectively, “Seller Releasees”) from any and all claims, controversies, actions, causes of action, cross-claims, counter-claims, demands, debts, damages, compensatory damages, liquidated damages, punitive or exemplary damages, damages arising from or related to fraud or fraudulent conduct, other damages, claims for costs and attorney’s fees or liabilities of any nature whatsoever (“Claims”) in law, in equity, by contract, tort or otherwise, or by reason of, relating to or arising from any fact, and which the Buyer Releasors now has, has ever had or may hereafter have against the respective Seller Releasees arising prior to or at the time of the Closing whether or not relating to claims pending at, or asserted after, the Closing, and whether arising under any federal, state or local civil or human rights law, or under any other local, state or federal law, regulation or ordinance, or under any public policy, contract or tort or under common law or any claim for breach of contract, tort, infliction of emotional distress or defamation, or any claim for costs, fees or other expenses, including attorneys’ fees incurred in these matters; provided, however, that nothing contained herein shall operate to restrict the Buyer Releasors from instituting any Litigation or release any Claims, in each case on account of, arising out of or relating to (i) Fraud or (ii) Buyer’s rights under this Agreement or the Ancillary Agreements. Buyer acknowledges that the Laws of many states provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER, MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” Buyer acknowledges that such provisions are designed to protect a Person from waiving claims which it does not know exist or may exist. Nonetheless, Buyer agrees that, effective as of the Closing Date, Buyer (on behalf of the Buyer Releasors) shall be deemed to waive any such provision. Further, it is understood and agreed that the facts in respect of which this release is given may turn out to be other than or different from the facts in that respect now known or believed by Buyer or the other Buyer Releasors to be true; and with such understanding and agreement, Buyer, for itself and the other Buyer Releasors, expressly accepts and assumes the risk of facts being other than or different from the assumptions and perceptions as of any date prior to and including the Closing Date, and agrees that this release shall be in all respects effective and shall not be subject to termination or rescission by reason of any such difference in facts. Notwithstanding the foregoing, nothing in this Section 6.7(b) shall be deemed to constitute a release of any rights or obligations (A) under this Agreement or any Ancillary Agreements or any right or claim that shall arise from any event following the Closing, (B) with respect to any Claims against any current or former employee, officer, director, manager or individual independent contractor of the Company Entities with respect to matters relating to such individual’s employment, service as an officer or engagement as an individual independent contractor, or (C) with respect to any Claims that cannot be released as a matter of Law.

(c) Seller, on behalf of itself and its Affiliates (determined after the Closing) and their respective successors, assigns, heirs, legatees and personal representatives (collectively, the “Seller Releasors”), covenants that, effective as of the Closing, none of such Persons shall institute any Litigation against any of the Buyer Releasees (as defined below) with respect to any losses or other liabilities, actions or causes of action, judgments, claims and demands of any nature or description (consequential, compensatory, punitive or otherwise) arising from or relating to actions occurring prior to the Closing, whether or not such Person would be entitled to indemnification by the Company Entities under this Section 6.7 and, effective as of the Closing, each Seller Releasor, to the fullest extent permitted by applicable Law, hereby releases and forever discharges the current and former directors, officers, managers (and Persons holding similar positions), employees, equityholders, Affiliates, agents and Representatives of Buyer, the Company Entities and their respective successors and assigns (individually, a “Buyer Releasee” and collectively, “Buyer Releasees”) from any and all Claims in law, in equity, by contract, tort or otherwise, or by reason of, relating to or arising from any fact, and which the Seller Releasors now has, has ever had or may hereafter have against the respective Buyer Releasees arising prior to or at the time of the Closing whether or not relating to claims pending at, or asserted after, the Closing, and whether arising under any federal, state or local civil or human rights law, or under any other local, state or federal law, regulation or ordinance, or under any public policy, contract or tort or under common law or any claim for breach of contract, tort, infliction of emotional distress or defamation, or any claim for costs, fees or other expenses, including attorneys’ fees incurred in these matters; provided, however, that nothing contained herein shall operate to restrict the Seller Releasors from instituting any Litigation or release any Claims, in each case on account of, arising out of or relating to (i) Fraud or (ii) Seller’s rights under this Agreement or the Ancillary Agreements. Seller acknowledges that the Laws of many states provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER, MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” Seller acknowledges that such provisions are designed to protect a Person from waiving claims which it does not know exist or may exist. Nonetheless, Seller agrees that, effective as of the Closing Date, Seller (on behalf of the Seller Releasors) shall be deemed to waive any such provision. Further, it is understood and agreed that the facts in respect of which this release is given may turn out to be other than or different from the facts in that respect now known or believed by Seller or the other Seller Releasors to be true; and with such understanding and agreement, Seller, for itself and the other Seller Releasors, expressly accepts and assumes the risk of facts being other than or different from the assumptions and perceptions as of any date prior to and including the Closing Date, and agrees that this release shall be in all respects effective and shall not be subject to termination or rescission by reason of any such difference in facts. Notwithstanding the foregoing, nothing in this Section 6.7(c) shall be deemed to constitute a release of any rights or obligations (A) under this Agreement or any Ancillary Agreements or any right or claim that shall arise from any event following the Closing, (B) with respect to any Claims against any current or former employee, officer, director, manager or individual independent contractor of the Company Entities with respect to matters relating to such individual’s employment or engagement, or (C) with respect to any Claims that cannot be released as a matter of Law.

(d) Seller shall cause the Company to purchase, on behalf of the Company Entities, a six (6)-year “tail” policy for the existing directors’ and officers’ liability insurance policies of such Person(s) (the “D&O Insurance”), providing that such “tail policy” shall be on terms with respect to coverage, deductibles and amounts at least as favorable as the existing directors’ and officers’ liability coverage in force as of immediately prior to the Closing for a period of six (6) years from the Closing for any claims arising from events which occurred prior to the Closing. Buyer shall, and shall cause the applicable Company Entities to, (i) upon the request of Seller, reasonably assist Seller to allow the insured to make any claim for coverage under any such policy and take any action reasonably requested by Seller to obtain reimbursement for covered losses under any such policy or to otherwise enforce any such policy or any provision thereof, (ii) use reasonable efforts to promptly inform Seller of any communication received by Buyer or any Company Entity thereof from, or given by Buyer or any Company Entity to, any Person issuing any such insurance policy, (iii) use reasonable efforts to permit Seller to review any written communication from any such insurance provider and permit Seller to review, before submission, any written communication to such insurance provider, (iv) use reasonable efforts to consult with Seller in advance of any meeting or conference with such insurance provider and, to the extent not expressly prohibited by such insurance provider, give Seller the opportunity to attend and participate and (v) upon Seller’s reasonable request, promptly furnish to Seller certificates of insurance evidencing such policy.

(e) The provisions of this Section 6.7 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person and each other Person entitled to indemnification under this Section 6.7 of this Agreement, and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 6.7 and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. If Buyer, the Company Entities or their respective successors or assigns (x) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (y) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer or the Company Entities shall assume all of the obligations of Buyer or the Company Entities, as applicable, set forth in this Section 6.7.

Section 6.8. Business Relations. During the period from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article XI, Buyer hereby agrees that it is not authorized to and shall not (and shall not permit any of its Representatives or Affiliates to), other than (i) in the ordinary course of its and its Affiliates’ business and unrelated to the transactions contemplated by this Agreement or (ii) in connection with or related to the drafting or negotiation of any go-forward employment- or equity-related documents or arrangements to be entered into with any executives of any Company Entity in connection with the transactions contemplated by this Agreement, contact any employee, independent contractor, consultant, customer, supplier, distributor or other material business relation of any Company Entity regarding any Company Entity, its respective business or the transactions contemplated by this Agreement without the prior written consent of the Company.

Section 6.9. Reserved.

Section 6.10. Further Assurances. From time to time, as and when requested by any Party hereto, the Parties hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as a Party hereto may reasonably deem necessary or desirable in order to carry out the intent and accomplish the purposes of this Agreement and, subject to the conditions of this Agreement, the consummation of the transactions contemplated hereby. For the avoidance of doubt, nothing in this Section 6.10 will require any Party to waive any condition to such Party’s obligation to consummate the transactions contemplated by this Agreement set forth in Article IX.

Section 6.11. Financing Cooperation.

(a) From the date of this Agreement through the earlier of the Closing and the termination of this Agreement, subject to the limitations set forth in this Section 6.11, and unless otherwise agreed by Buyer, the Company agrees to use reasonable best efforts, and cause its Subsidiaries and its and their respective officers, directors, employees and representatives to use their reasonable best efforts, to provide such assistance as is reasonably requested by Buyer in connection with the arrangement of any Debt Financing, subject to Buyer’s reimbursement obligations set forth herein.

(b) Such assistance shall include, without limitation, using reasonable best efforts to:

(i) furnish Buyer and the Debt Financing Sources as promptly as reasonably practicable (or (x) in the case of any audited financial statements furnished pursuant to clause (A) below, as promptly as reasonably practicable but in no event more than sixty (60) days after the relevant fiscal year, (y) in the case of any unaudited quarterly financial statements furnished pursuant to clause (A) below, other than with respect to the last fiscal quarter of any fiscal year, as promptly as reasonably practicable but in no event more than forty-five (45) days after the relevant fiscal quarter and (z) in the case of clause (C) below, as promptly as reasonably practicable but in no event later than fifteen (15) days after the relevant fiscal quarter) with (A) the Required Information, (B) such other financial and other pertinent information regarding the Company Entities that is, in the case of this clause (B), customary for financings of a type similar to the Debt Financing, in each case, as is reasonably requested in connection with the Debt Financing and (C) customary “flash” or “recent development” revenue information (which may be provided in a reasonable range or estimate and on a non-GAAP basis) for any fiscal quarter ending after the date hereof (it being understood that, notwithstanding anything to the contrary herein, none of the Company, its Subsidiaries or their respective officers, directors, employees and representatives shall be required to provide (x) any financial statements other than those required pursuant to the definition of Required Information or (y) any Excluded Information);

(ii) participate in (through management with appropriate seniority and expertise) a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with rating agencies in connection with the Debt Financing at reasonable times and upon reasonable notice to be agreed;

(iii) request the independent auditors of the Company to (A) provide, consistent with customary practice, customary auditors’ consents and customary comfort letters (including customary “negative assurance” comfort) with respect to the financial information and customary “negative assurance” comfort with respect to the unaudited financial statements, in each case, relating to the Company Entities as reasonably requested by Buyer and necessary or customary for financings similar to the Debt Financing and (B) attend accounting due diligence sessions in connection with the Debt Financing required pursuant to clause (ii) of this Section 6.11(b);

(iv) assist Buyer and the Debt Financing Sources in Buyer’s preparation of any offering documents, registration statements, private placement memoranda, bank information memoranda, any materials for rating agency presentations and similar documents required in connection with the Debt Financing, including execution and delivery of customary authorization letters related thereto (including customary representations with respect to the absence of material non-public information in the public-side versions of documents and the absence of material misstatements or omissions) and customary chief financial officer certificate with respect to certain financial information in the offering documents not otherwise covered by “comfort” letters described above, and provide reasonable cooperation with the due diligence efforts of the Debt Financing Sources to the extent reasonable and customary and reasonably requested;

(v) solely with respect to the Company Entities, facilitate the identification and pledging of, granting a security interest in and obtaining perfection of any Liens on, collateral in connection with the Debt Financing;

(vi) obtain the Payoff Letters and, with respect to the Closing Debt to be Discharged, documents reasonably requested by Buyer or the Debt Financing Sources for the release on the Closing Date of all related Liens;

(vii) provide as promptly as reasonably practicable (and in any event, no less than three (3) Business Days prior to the Closing Date) all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including (A) the USA Patriot Act and (B) a certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any Debt Financing Source that has requested such certification, in each case, relating to the Company Entities, in each case, to the extent reasonably requested of the Company in writing by Buyer or the Debt Financing Sources at least nine (9) Business Days prior to the Closing Date;

(viii) execute and deliver definitive documents and reasonable and customary closing certificates relating to the Debt Financing as may be reasonably requested by Buyer and required to satisfy the closing conditions under the Debt Financing, subject to the occurrence of the Closing; and

(ix) take all corporate or company action, subject to the occurrence of the Closing, reasonably requested by Buyer that is necessary to permit the consummation of the Debt Financing, including any high yield financing, and to permit the proceeds thereof to be made available at the Closing Date to consummate the transactions contemplated hereunder.

(c) Notwithstanding anything to the contrary, nothing in this Agreement shall require such cooperation contemplated by this Section 6.11 to the extent it would (A) unreasonably disrupt or interfere with the conduct of the business or ongoing operations of the Company Entities, (B) require the Company Entities to agree to pay any commitment or other fees, reimburse any expenses, provide any security or give any indemnities prior to the Closing, (C) require delivery of any opinion of internal or external counsel, (D) require the Company Entities to take any action that would reasonably be expected to conflict with, or result in any material (with respect to Material Contracts) violation or breach of, or default (with or without notice or lapse of time, or both) under, any organizational document of any of the Company Entities, any applicable Law or any Material Contract to which any of the Company Entities is a party (and in the case of Contracts, not entered into in contravention of this clause), (E) require any of the Company Entities to disclose or provide any information that is subject to attorney-client privilege or would reasonably be expected to result in the disclosure of any trade secrets, (F) require the Company or any of its Affiliates to agree to any contractual obligation relating to the Debt Financing that is not conditioned upon the Closing and that does not terminate without liability to the Company or any of its Affiliates upon the termination of this Agreement (except with respect to the provision of authorization letters and certificates to provide comfort referred to in clause (b)(iv) above), (G) require any of the Company Entities to consent to any grant of any Lien on or security interest in the assets of the Company or any of its Subsidiaries the effectiveness of which is not conditioned upon the occurrence of the Closing or the pre-filing of UCC-1 financing statements prior to the Closing in connection therewith, (H) require any of the Company Entities to prepare (x) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information; provided that the Company will provide reasonable and customary assistance in the preparation of pro forma financial statements prepared by the Buyer, (y) any description of all or any component of the Debt Financing, or (z) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing, (I) require any of the Company Entities to take any action that would cause the breach of any representation, warranty, covenant or agreement in this Agreement or (J) require any of the Company Entities to take any action that would cause any director, officer or employee or stockholder of any of the Company Entities to incur personal liability (as opposed to liability in his or her capacity as an officer of such Person); provided, further, that none of the Company Entities, nor any Persons who are employees, directors or officers thereof, shall be required to (I) pass resolutions or consents to approve or authorize the Debt Financing or deliver any certificates in connection with the Debt Financing at or prior to the Closing, in each case, except those which are effective as of and not prior to and subject to the occurrence of the Closing Date (other than customary representation letters and authorization letters referred to above and customary representation letters required by the Company’s auditors in connection with the delivery of the “comfort letters” referred to herein and certificates to provide comfort referred to in clause (b)(iv)), (II) pass resolutions or consents, or execute any agreement or certificate (other than customary representation letters and authorization letters referred to above and customary representation letters required by the Company’s auditors in connection with the delivery of the “comfort letters” referred to herein), unless the relevant employees, directors or officers passing or executing such resolutions, consents, agreements or certificates will continue in such positions (or similar positions) after Closing or (III) prepare or provide any Excluded Information. Neither Buyer nor the Debt Financing Sources shall have the right to perform any investigative procedures that involve physical disturbance or damage to any property or other assets of the Company or any of its Subsidiaries.

(d) On the Closing Date or following the termination of this Agreement, Buyer shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company and its Subsidiaries in connection with the cooperation contemplated by this Section 6.11; provided, that Buyer shall not be required to reimburse the Company for costs and expenses with respect to financial statements, financial information or other materials prepared prior to the date hereof or, after the date hereof, that the Company would have prepared in the Ordinary Course of Business in the absence of the Debt Financing.

(e) The Company hereby consents to the use of all of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or any of its Affiliates or the reputation or goodwill of the Company or its Affiliates.

(f) Buyer shall indemnify and hold harmless the Company Entities and their respective officers, directors, employees and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments, and penalties suffered or incurred by any of them in connection with the Debt Financing or any requested assistance or activities provided in connection therewith; provided, that the foregoing shall not apply to any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments, and penalties which are determined by a final non-appealable judgment of a court of competent jurisdiction to arise from willful misconduct, bad faith or gross negligence of the Company, any of its Subsidiaries or any of their respective officers, directors, employees and representatives.

(g) All confidential information provided by or on behalf of the Company or its Subsidiaries to Buyer pursuant to this Section 6.11 shall be kept confidential in accordance with the Confidentiality Agreement, except that Buyer shall be permitted to disclose such information to its Debt Financing Sources and prospective Debt Financing Source Parties as necessary and consistent with customary practices in connection with the Debt Financing, subject to customary confidentiality undertakings.

(h) The obligation of Seller and the Company Entities under this Section 6.11 shall be deemed fulfilled and satisfied unless (A) the Seller or any Company Entity have materially breached their obligations under this Section 6.11, (B) Buyer has notified the Seller of such breach in writing, detailing in good faith reasonable steps that comply with this Section 6.11 in order to cure such breach and (C) Seller or any Company Entity have not taken such steps or otherwise cured such breach with reasonably sufficient time prior to the Outside Date to consummate the Debt Financing.

Section 6.12. Termination and Amendment of Affiliate Agreements. Except as set forth on Section 6.12 of the Disclosure Schedules, Seller shall, and shall cause its Affiliates and Non-Parties to, effective upon the Closing, execute and deliver such releases, termination agreements and discharges as are necessary to terminate, eliminate and release, as applicable, each of the arrangements, commitments, receivables, payables, claims, demands, rights, loans and Contracts between a Company Entity, on the one hand, and a Related Party, on the other hand set forth on

Section 2.5(e) of the Disclosure Schedules (collectively, the “Terminating Intercompany Agreements”). Seller shall and shall cause its Related Parties, on the one hand, to and Buyer shall, and shall cause the Company and the Subsidiaries of the Company, on the other hand, to, fully and finally waive and release, effective as of the Closing Date, any claims, causes of action, Losses, liabilities or other rights arising under any Terminating Intercompany Agreement (including such claims, causes of action, Losses, liabilities or other rights that may arise as a result of the termination of such Termination Intercompany Agreement), other than as set forth on Section 2.5(e) of the Disclosure Schedules. For up to five (5) years from the Closing Date, Buyer agrees that it will not terminate or cause the Company Entities to unilaterally terminate the Intercompany Agreements set forth on Section 6.12 of the Disclosure Schedules (collectively, the “Non-Terminating Intercompany Agreements”) upon a change of control (as defined in such Non-Terminating Intercompany Agreement) or prior written notice. Buyer further agrees and acknowledges, that before the date hereof, Seller entered into amendments or side letters to the Non-Terminating Intercompany Agreements with the Company Entities, covenanting that for up to five (5) years from the Closing Date, the Company Entities will not unilaterally terminate the Non-Terminating Intercompany Agreements upon a change of control or prior written notice. As soon as reasonably practicable following the date hereof, the Company shall, and Seller shall use reasonable best efforts to cause its Related Parties to, enter into an amendment to the Non-Terminating Intercompany Agreement listed as item 1 in Section 6.12 of the Disclosure Schedules on substantially the terms set forth in Exhibit B attached hereto.

Section 6.13. R&W Insurance Policy.

(a) Buyer or an Affiliate thereof has obtained a conditional binder to the R&W Insurance Policy in the form attached hereto as Exhibit D and Buyer shall provide a substantially final copy of such conditional binder to Seller prior to the binding of such R&W Insurance Policy. Each of the conditional binder and form of R&W Insurance Policy attached as Exhibit D are accurate and complete and, as of the date of this Agreement, the same have not, to the knowledge of Buyer been revoked or terminated, nor do any conditions exist that would render such documents void, voidable, or rescindable. As of the date of this Agreement, neither Buyer nor, to the knowledge of Buyer, any other party to the conditional binder is in default or breach of the R&W Insurance Policy. Buyer shall take commercially reasonable actions within its control (or, as the case may be, will refrain from taking any action) necessary to cause the R&W Insurance Policy to be bound and issued and, thereafter, to remain in full force and effect. Buyer acknowledges and agrees that, except as otherwise set forth in this Section 6.13, from and after the Closing: (i) the R&W Insurance Policy (whether or not it is ultimately bound, and whether or not the proceeds therefrom are sufficient to cover the applicable Losses) shall be the sole and exclusive remedy of Buyer, its Affiliates and their respective Non-Parties (collectively, the “Buyer Parties”) of whatever kind and nature, in Law, equity or otherwise, known or unknown, which such Persons have now or may have in the future, resulting from, arising out of or related to any breach, misstatement, misrepresentation, inaccuracy or omission by the Company or Seller in connection with this Agreement or the Ancillary Agreements, or the transactions contemplated hereby, or certified to or contained in any certificate or other document delivered in connection herewith or therewith or from any failure to perform any covenant or agreement of any such Person that is required to be performed at or prior to the Closing contained herein or therein and (ii) neither any Buyer Party nor any other party (including, without limitation, the insurers under the R&W Insurance Policy), shall have any recourse against Seller, its Affiliates or any of Seller’s or its

Affiliates’ Non-Parties arising therefrom, related thereto or in connection therewith, except, in either clause (i) or (ii), in the case of recourse against Seller with respect to Fraud. Buyer further acknowledges and agrees that it shall, and shall cause the Buyer Parties to, use commercially reasonable efforts to make any claims arising out of clause (i) first against the R&W Insurance Policy. Such R&W Insurance Policy shall include terms to the effect that (a) the insurer of such policy, except with respect to claims solely against Seller for Fraud, waives its rights to bring any claim against Seller or any of its Affiliates or any of their respective Non-Parties by way of subrogation, claim for contribution or other similar claim and (b) Seller, any of its Affiliates or any of their respective Non-Parties are an express third party beneficiary of such terms as required by the preceding clause (a). In addition, Buyer agrees that after the Closing, it will ensure that the terms of the R&W Insurance Policy provide that no insurer or Person claiming through an insurer in relation to the R&W Insurance Policy brings any claim against Seller or any of its Affiliates or any of their respective Non-Parties by way of subrogation, claim for contribution or other similar claims, except to the extent that such claim is brought solely against Seller with respect to Fraud. Buyer or an Affiliate thereof shall bear the cost of the total premium, underwriting costs, brokerage commission, and surplus lines Taxes due and payable pursuant to the terms of the R&W Insurance Policy (the “R&W Insurance Policy Expenses”), provided that fifty percent (50%) of the R&W Insurance Policy Expenses (such amounts, collectively, the “Seller R&W Insurance Expenses”) shall be deemed to be Transaction Related Expenses. Buyer covenants and agrees that, except with Seller’s prior written consent, it will not, and will not permit any other Person to, amend, modify, supplement or change the subrogation provisions of the R&W Insurance Policy, in any manner that is or could reasonably be expected to be adverse to Seller, or any of its Affiliates or any of Seller’s or its Affiliates’ respective Non-Parties without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed). Seller shall, and shall cause its Affiliates to, reasonably assist Buyer, including by making available due diligence materials reasonably requested by Buyer, to cause the R&W Insurance Policy to be bound and subsequently issued.

(b) Seller acknowledges and agrees that it shall indemnify or reimburse the Buyer Parties for, or pay to or on their behalf, any and all Losses of the Buyer Parties that would otherwise be recoverable by the Buyer Parties pursuant to the R&W Insurance Policy but for the application of the retention under such R&W Insurance Policy up to an aggregate amount of $3,000,000 (the “Seller Retention Cap”); provided, that (i) Seller shall be responsible for fifty percent (50%) of Losses of the Buyer Parties that would otherwise be recoverable by the Buyer Parties pursuant to the R&W Insurance Policy but for the application of the retention under such R&W Insurance Policy and (ii) Seller shall be responsible for one hundred percent (100%) of Losses suffered by the Buyer Parties for which recovery under the R&W Insurance was limited by the retention under the R&W Insurance Policy arising out of or relating to claims based on breach of any Retention Fundamental Representations (any such Losses, “Fundamental Retention Losses”), provided, that Seller’s responsibility for Losses pursuant to this Section 6.13(b) shall in no event exceed, in the aggregate, the Seller Retention Cap, (iii) Seller shall not be responsible for any amounts from and after the “step down” of any retention under the R&W Insurance Policy, except in connection with any Fundamental Retention Losses, and (iv) Buyer shall only be permitted to collect such unrecovered Losses by way of set off and deduction against any unpaid Seller Delayed Amounts. Buyer shall only be permitted to set off or deduct amounts contemplated by this Section 6.13(b) against unpaid Seller Delayed Amounts to the extent that Buyer has submitted a claim or claims against the R&W Insurance Policy prior to the release of any appliable

Seller Delayed Amounts, in each case, subject to the limitations and order of recovery provisions set forth in this Section 6.13(b) and Buyer acknowledges and agrees that if any claim under the R&W Insurance Policy is denied, rejected or otherwise determined (in any Proceeding or otherwise) to not be eligible for coverage under such R&W Insurance Policy, Buyer shall and shall cause any applicable Buyer Parties to, promptly (and in any event within five (5) Business Days of such denial, rejection, or other determination) pay to Seller by wire transfer of immediately available funds to one or more account of Seller as specified in writing by Seller to Buyer an amount equal to the amount previously offset or deducted by the Buyer Parties from the Seller Delayed Amounts in respect of such claim.

Section 6.14. Shareholder Approval.

(a) Seller shall, and shall use its reasonable best efforts to, cause its Affiliates to provide Ninestar, as soon as practicable following the date hereof, with all information regarding Seller, the Company Entities, this Agreement and the transactions contemplated by this Agreement and the Ancillary Agreements necessary to obtain the Ninestar Shareholder Approval, including without limitation, any information regarding Seller, the Company Entities, this Agreement and the transactions contemplated by this Agreement and the Ancillary Agreements required in connection with any submissions to the PRC Authorities and any public disclosures and communications required to be made by Ninestar with Ninestar shareholders, in each case necessary or advisable in connection with the Ninestar Shareholder Meeting. Seller agrees that it shall not, and shall cause its Affiliates not to, knowingly take any action, fail to take any action or enter into any transaction that would reasonably be expected to materially delay, impair, impede or prevent the Ninestar Shareholder Meeting, the receipt of the approval of any PRC Authority required to hold the Ninestar Shareholder Meeting or seek the Ninestar Shareholder Approval at such Ninestar Shareholder Meeting, or the obtaining of the Ninestar Shareholder Approval; provided, that for the avoidance of doubt, any action of Ninestar to postpone or adjourn the Ninestar Shareholder Meeting, other than as a result of Seller’s actions or inaction, shall not be a violation of this Section 6.14(a).

(b) Seller shall, and shall use its reasonable best efforts to, cause its Affiliates to respond as promptly as practicable to any inquiries received by Seller or its Affiliates from (i) Ninestar or any of its shareholders, Affiliates or Representatives for information or documentation reasonably necessary or advisable in connection with the Ninestar Shareholder Meeting or otherwise seeking the Ninestar Shareholder Approval, (ii) any PRC Authority or other Governmental Entity for additional information or documentation in connection with the Ninestar Shareholder Meeting, and (iii) any PRC Authority or any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. Subject to applicable Law, Seller shall keep Buyer apprised of the status of matters of which it or the Company has knowledge, relating to the Ninestar Shareholder Meeting and the Ninestar Shareholder Approval, including promptly (x) notifying Buyer of any facts, circumstances or other reason that would reasonably be likely to delay or prevent the Ninestar Shareholder Meeting, the receipt of any approval (expressed or implied) from any PRC Authority or the Ninestar Shareholder Approval and (y) furnishing Buyer with copies of notices or other communications received by Seller, Ninestar or their respective Affiliates from any Governmental Entity (including any PRC Authority) with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, the Ninestar Shareholder Meeting or the Ninestar Shareholder Approval;

provided that any such notices furnished by Seller to Buyer may be redacted as required by applicable Law. Buyer shall, and shall cause its Affiliates and Representatives to, use their reasonable best efforts to, cooperate with Seller and its Affiliates in connection with the preparation of any submissions or public disclosure or communications necessary to obtain the Ninestar Shareholder Approval, including without limitation to the PRC Authorities and any public disclosures and communications required to be made by Ninestar with Ninestar shareholders, in each case necessary or advisable in connection with the Ninestar Shareholder Meeting, including promptly furnishing to Seller or its Affiliates in writing upon written request by Seller any and all information relating to Buyer and its Affiliates to the extent necessary for any submissions to the PRC Authorities.

Section 6.15. Closing Conditions. From the date hereof until the Closing or termination of this Agreement pursuant to Article XI, subject to the other terms and conditions set forth in this Agreement, each Party hereto shall, and Seller shall cause the Company Entities to, use their respective reasonable best efforts to take such actions as are necessary or advisable to expeditiously satisfy such Party’s respective conditions to Closing set forth on Article IX, and to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as soon as practicable. For the avoidance of doubt, nothing in this Section 6.15 will require any Party to waive any condition to such Party’s obligation to consummate the transactions contemplated by this Agreement set forth in Article IX.

Section 6.16. Certain Pension Amounts. To the extent that, on or before the one (1) year anniversary of the Closing Date, any Company Entity receives a cash payment as a return of overfunding with respect to the buy-out of the Lexmark Pension Plan, PSR number 10054210 for the United Kingdom (an “Overfunding Payment”), the Company shall promptly (and in no event more than ten (10) Business Days following receipt of any such Overfunding Payment) pay to Seller by wire transfer of immediately available funds to one or more accounts of Seller as specified in writing by Seller to the Company within five (5) Business Days following notice from the Company of such Overfunding Payment, an amount equal to (a) the Overfunding Payment less (b) (x) any costs incurred by a Company Entity following the Closing Date or Buyer to collect the Overfunding Payment, (y) any Taxes payable or incurred by a Company Entity or the Company with respect to such Overfunding Payment solely to the extent not previously included in the calculation of Funded Indebtedness or Transaction Related Expenses and (z) an amount equal to any then-outstanding unsatisfied obligations of Seller to bear Losses of the Buyer Parties pursuant to Section 6.13(b), which such amount shall in no event exceed the Seller Retention Cap.

Section 6.17. Buyer’s Obligations in Respect of Financing.

(a) Buyer shall use its reasonable best efforts, and shall cause its officers, directors, employees and representatives to use their reasonable best efforts, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange and consummate the Debt Financing at the Closing on the terms and subject to the conditions set forth in the Debt Commitment Letter, including, without limitation, using reasonable best efforts to: (i) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period and the Closing Date) all terms and conditions applicable to Buyer set forth in the Debt Commitment Letters (including definitive agreements related thereto and, to the extent required thereby, any “flex” terms contained in any Fee Letter) that are within its control and that are to be satisfied by it to consummate the Debt Financing at or prior to the Closing, including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing, (ii) maintain in effect the Debt Commitment Letters (except in connection with such substitution permitted under clause (II) of the definition of “Alternative Financing” below), (iii) negotiate and enter into definitive agreements (which, with respect to the bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Debt Financing) with respect thereto on the terms and conditions contemplated by the Debt Commitment Letters (other than modifications to such terms and conditions as are acceptable to Buyer so long as such modifications are permitted under the restrictions on amendments and modifications set forth in this Section 6.17), (iv) comply with and perform the obligations applicable to it pursuant to the Debt Commitment Letters and (v) consummate the Debt Financing at the Closing; provided, however, (I) subject to clause (III) below, that if funds in the amounts and on the terms set forth in any Debt Commitment Letter become unavailable to Buyer on the terms and conditions set forth therein, Buyer shall provide the Seller with prompt notice thereof and shall use its reasonable best efforts to arrange for and obtain as promptly as practicable following the occurrence of any such event alternative debt financing, (II) Buyer shall be permitted to arrange and receive debt commitments, pursuant to one or more debt commitment letters, from one or more lending entities party thereto, in substitution of the commitments provided under the PIK Notes Commitment Letter (in each case of clauses (I) and (II), the “Alternative Financing”), in each case, in amounts (after taking into consideration the amount of the Debt Financing that is available and available cash of Buyer and its Subsidiaries) equal to or greater than the Required Amount and that include conditions that, in the reasonable judgement of Buyer, are not materially more onerous, in the aggregate, than those set forth in the applicable Debt Commitment Letter as in effect on the date of this Agreement and (III) Buyer shall be permitted to partially reduce commitments under any Debt Commitment Letter pursuant to the terms of such Debt Commitment Letter as in effect on the date of this Agreement, so long as after giving effect thereto, the amount of commitments still in effect thereunder, together with available cash of Buyer and its Subsidiaries, is an amount equal to or greater than the Required Amount; provided, that if Buyer proceeds with Alternative Financing, it shall be subject to the same obligations with respect to the Alternative Financing as set forth in this Agreement with respect to the Debt Financing and all references in this Agreement to the Debt Financing (other than with respect to representations in this Agreement made by Buyer that speak as of the date hereof) shall be deemed to also refer to the Alternative Financing. Notwithstanding anything to the contrary in the immediately preceding sentence, Buyer shall, and shall cause each of its controlled Affiliates to, take all actions necessary to (A) maintain in effect the Debt Commitment Letters (except in connection with such substitution permitted under clause (II) of the definition of “Alternative Financing”) and (B) consummate the Debt Financing at the Closing.

(b) Following written request by the Company, Buyer shall keep the Company apprised of the status of material developments relating to the Debt Financing on a reasonably current basis and in reasonable detail. Buyer shall give the Company prompt notice (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or material default), repudiation, cancellation or termination by any party to any of the Debt Commitment Letters or definitive agreements related to the Debt Financing of which Buyer has knowledge thereof, (ii) of the receipt by Buyer of any written notice or other written communication with respect to any (A) actual or potential material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or material default), repudiation, cancellation or termination by any party of any provisions of the Debt Commitment Letters or definitive agreements related to the Debt Financing or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letters or definitive agreements related to the Debt Financing with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing and (iii) if at any time for any reason Buyer believes in good faith that it will not be able to obtain all or any portion of the Debt Financing necessary to fund the Required Amount. As soon as reasonably practicable after the Company delivers to Buyer a written request for information, Buyer shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. Buyer shall not replace, amend, modify, or waive any provisions under, any of the Debt Commitment Letters or terminate, withdraw or rescind any Debt Commitment Letter or any provision thereof, in each case, without the Company’s prior written consent if such replacement, amendment, modification or waiver would, or would reasonably be expected to, when taken together with any other such amendments, modifications or waivers: (i) reduce the aggregate amount of the Debt Financing (including by modifying the amount of fees to be paid or original issue discount of the Debt Financing) to an amount less than the Required Amount, (ii) impose new or additional conditions, or otherwise expand or adversely amend or modify any of the existing conditions, to the receipt of Debt Financing, (iii) delay the Closing beyond the date the Closing is required to occur under this Agreement or prevent the Closing or (iv) adversely impact the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letters or the ability of Buyer to consummate the transactions contemplated by this Agreement to be consummated at the Closing, in each case under this clause (iv), in any material respect; provided, however, that for the avoidance of doubt, Buyer may, without the written consent of the Company, (1) amend the Debt Commitment Letters to add Debt Financing Sources that have not previously executed the Debt Commitment Letters as of the date of this Agreement and to amend titles, allocations and fee sharing arrangements with respect to existing and additional Debt Financing Sources in connection therewith, (2) amend the definitive agreements with respect to the Debt Financing to give effect to any “flex” terms contained in the Debt Commitment Letters as in effect on the date hereof and (3) take such actions permitted under clause (II) of the definition of “Alternative Financing”. Any reference in this Agreement (other than with respect to representations in this Agreement made by Buyer that speak as of the date hereof) to “Debt Commitment Letter” and “Debt Financing” shall include such debt financing and letters as amended, restated, supplemented, modified, replaced or substituted in compliance with this Section 6.17 and any Alternative Financing in compliance with this Section 6.17. “Debt Financings” (other than with respect to representations in this Agreement made by Buyer that speak as of the date hereof) shall include the financing contemplated by the Debt Financing as amended, restated, supplemented, modified, replaced or substituted in compliance with this Section 6.17 and any Alternative Financing in compliance with this Section 6.17.

(c) Notwithstanding anything to the contrary contained in this Section 6.17, any reduction in commitments expressly contemplated by the Debt Commitment Letters (as in effect on the date of this Agreement) shall (A) be permitted, (B) not constitute a breach of this covenant by Buyer and (C) not trigger any requirement for Buyer to seek any Alternative Financing.

ARTICLE VII

EMPLOYMENT MATTERS

Section 7.1. Employee Benefits.

(a) Within ten (10) days prior to the Closing Date, Seller shall, or shall Cause the Company to, provide to Buyer an updated Section 3.13(e) of the Disclosure Schedules. Except (i) as provided in a written agreement between any Company Entity and any individual who is employed by a Company Entity immediately prior to the Closing (each such individual, a “Continuing Employee”) or (ii) as otherwise required by applicable Law, during the period commencing on the Closing Date and ending on the date which is twelve (12) months after the Closing Date (or if earlier, the date of such Continuing Employee’s termination of employment with Buyer and its Affiliates, in Buyer’s sole discretion) (the “Continuation Period”), Buyer shall, or shall cause its Affiliates to, provide each Continuing Employee: (1) the base salary or hourly wages which are no less than the base salary or hourly wages provided to such Continuing Employee immediately prior to the Closing Date; (2) target short-term cash incentive opportunities (excluding equity and equity-based compensation, long-term incentive, deferred compensation, severance, change in control, transaction, retention, defined benefit and retiree welfare payments and benefits (collectively, the “Excluded Benefits”)) which are no less than the target short-term cash incentive opportunities (excluding the Excluded Benefits) (A) provided to similarly situated employees of Buyer and its Affiliates, or (B) provided to such Continuing Employee immediately prior to the Closing; (3) severance benefits which are no less than the severance benefits provided to such Continuing Employee immediately prior to the Closing Date and set forth on Section 7.1 of the Disclosure Schedules; and (4) broad-based retirement, health and welfare benefits (excluding the Excluded Benefits) that are no less favorable in the aggregate than either (A) those provided to similarly situated employees of Buyer and its Affiliates, or (B) those provided to such Continuing Employee immediately prior to the Closing Date. Notwithstanding the foregoing, with respect to any Continuing Employee subject to the terms and conditions of a collective bargaining agreement, the Parties hereto acknowledge and agree that the terms and conditions of such Continuing Employee’s employment, including compensation and employee benefits, shall be governed by the terms and conditions of such collective bargaining agreement.

(b) Buyer shall, or shall cause one of its Affiliates (including, following the Closing, the Company Entities) to use commercially reasonable efforts to, for the plan year in which the Closing occurs, (i) subject to the applicable terms of such plan, provide coverage for Continuing Employees and their eligible dependents under its or their group health benefit plans without interruption of coverage, (ii) cause to be waived any pre-existing condition, actively at work requirement, waiting period or any similar requirement under any such group health plan, and (iii) cause any Buyer Plan that is a group health plan and that is made available to Continuing Employees to honor any expenses incurred by the Continuing Employees and their eligible dependents under the corresponding Benefit Plan during the portion of the calendar year up to the date that coverage under a Benefit Plan is replaced with coverage under such Buyer Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses.

(c) Solely for purposes of eligibility, level of benefits, and (with respect only to any paid time off or severance plan) benefit accruals under each Buyer Plan in which Continuing Employees are eligible to participate following the Closing, Buyer shall, and shall cause its Affiliates to, give each Continuing Employee credit under such plans for all service with the Company Entities, their respective Affiliates and the predecessors of each of the foregoing prior to the Closing to the same extent as such service was recognized for such purpose by the Company Entities and/or their Affiliates prior to the Closing; provided, however, that such service shall not be credited to the extent that it would result in a duplication of benefits or for purposes of any Excluded Benefits.

(d) Prior to the Closing, Seller shall, or shall cause the Company Entities to, take all actions as are reasonably necessary to satisfy any bargaining, notice, consultation or consent obligations pursuant to any collective bargaining or other agreement with any Union, or otherwise with respect to any Union or any employees of the Company Entities, that will be triggered in connection with the execution of this Agreement or consummation of the transactions contemplated by this Agreement.

Section 7.2. WARN Act. On or within five (5) Business Days following the Closing Date, Seller will provide Buyer with a list reflecting the former employees of the Company Entities based in the United States whose employment was involuntarily terminated by any Company Entity within the ninety (90) days immediately preceding the Closing Date, including for each former employee the last date of employment and the location where the employee worked. For a period of ninety (90) days immediately following the Closing Date, Buyer shall not implement, or permit any Company Entity to implement, any plant closings, mass layoffs, employee layoffs or similar events that would give rise to any obligations or liabilities for Seller or any Affiliate thereof under the WARN Act or any similar Law; provided, that Buyer shall not be responsible for any and all obligations and liability under the WARN Act to the extent resulting from any error or omission in the list provided by Seller pursuant to the first sentence of this Section 7.2.

Section 7.3. No Amendment or Right to Employment. Notwithstanding any other provision of this Agreement, nothing contained in this Article VII shall (i) be deemed to be the establishment, adoption of, termination of, or an amendment or modification to, any Benefit Plan or other employee benefit plan, program, agreement or arrangement (whether subject to ERISA or otherwise) or otherwise limit the right of the Company, Buyer or their respective Affiliates (including the Company Entities), to amend, modify or terminate any such Benefit Plan or any other compensation or benefit plan, program, agreement or arrangement, (ii) give any third party any right to enforce the provisions of this Article VII, or (iii) create any right to employment, continued employment, or any term or condition of employment with the Company, Buyer or their respective Affiliates (including the Company Entities). Nothing herein shall prevent Buyer, any of its Affiliates or any Company Entity from terminating the employment of any Continuing Employee during the Continuation Period in compliance with applicable Law and Section 7.2.

Section 7.4. Section 280G.

(a) Not later than ten (10) days after the date hereof the Company shall provide Parent with (i) a list of each individual who is or might be reasonably expected to be a “disqualified individual” (as such term is defined for purposes of Section 280G of the Code) of the Company (a “Disqualified Individual”), (ii) a good faith estimate of amounts potentially payable to each such individual in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereunder (either alone or in conjunction with any other event) or that could otherwise be a “parachute payment” under Section 280G of the Code or could reasonably be expected to result in the imposition of any excise Tax imposed under Section 4999 of the Code, and (iii) such individual’s “base amount” and other calculations to determine whether any such individual is reasonably expected to receive payments that could reasonably be expected to result in the imposition of any excise Tax imposed under Section 4999 of the Code (“280G Information”). Prior to the Closing, (x) the Company shall, upon the written request of Buyer, promptly provide Buyer updated 280G Information and (y) Buyer and the Company will cooperate in good faith to mitigate any potential “parachute payment” under Section 280G of the Code or the imposition of any excise Tax imposed under Section 4999 of the Code, including but not limited to the obtainment of any third-party valuation of such Disqualified Individual’s restrictive covenants in favor of any Company Entity but not including, for the avoidance of doubt, any Tax gross-up, indemnity or other make-whole payment.

ARTICLE VIII

TAX MATTERS

Section 8.1. Transfer Taxes. All excise, sales, use, value added, direct or indirect transfer (including real property transfer or real property gains), stamp, documentary, filing, recordation and other similar Taxes and fees that may be imposed or assessed as a result of the execution of this Agreement or the Ancillary Agreements, together with any inflation adjustment, interest, additions or penalties with respect thereto and any inflation adjustment or interest with respect to such additions or penalties (“Transfer Taxes”) shall be borne by Seller. Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

Section 8.2. Assistance and Cooperation. Following the Closing Date, each of Buyer and Seller shall make available to the other Party during normal business hours all Books and Records, Tax Returns, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Taxing Authorities, proof of payment of Taxes, documents, files, officers or employees (without substantial interruption of employment) or other relevant information (in each case, whether or not in existence as of the Closing Date) necessary or useful for the preparation (i) of Tax Returns or (ii) for audits, inquiries or other disputes with any Taxing Authorities, in each case with respect to the Company Entities; provided that this Section 8.2 shall not require Seller or Buyer or their Affiliates to permit any inspection of any Tax Return, or to disclose any Tax information, to the extent such Tax Return is not a Tax Return filed separately by a Company Entity. Seller and Buyer and their Affiliates shall each have the right to redact any portions of any such Tax Return or Tax information deemed by such Party to be confidential before providing any such Tax Return or Tax information to the other Party. Until the applicable statute of limitations (including periods of waiver) has run for any Tax Returns filed or required to be filed with respect to the Company Entities covering the periods up to and including the Closing Date, Seller shall, and shall cause their respective Affiliates to, retain or cause to be retained all Books and Records in existence on the Closing Date.

Section 8.3. Termination of Tax Sharing Agreements. Any and all existing Tax sharing agreements, other than an agreement entered into in the Ordinary Course of Business the principal purpose of which is not Taxes (such as loans and leases) or an agreement solely among Company Entities, binding upon any Company Entity shall be terminated as of the Closing Date. After such date none of the Company Entities, Seller nor any of Seller’s Affiliates or Non-Parties nor their respective Representatives shall have any further rights or liabilities thereunder.

Section 8.4. Straddle Period. In the case of Taxes that are payable with respect to a Straddle Tax Period, the portion of any such Taxes that are treated as attributable to the Pre-Closing Tax Period for purposes of this Agreement shall be:

(a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended at the close of business at the end of the Closing Date; and

(b) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

Section 8.5. Pre-Closing Restructuring. On the Closing Date and prior to Closing, Apex KM Technology Limited shall redeem a portion of its common shares held by the Company in exchange for all of the equity of Apex HK Holdings Ltd. Accordingly, at Closing, Buyer shall be treated for U.S. federal income tax purposes as acquiring all of the outstanding equity interests of Lexmark International Inc., all of the outstanding common equity of Apex KM Technology Limited and a portion of the outstanding equity interests of Lexmark International Holdings II SARL. Buyer acknowledges and agrees that it shall be responsible for the payment of any Taxes associated with the redemption of common shares contemplated by this Section 8.5.

Section 8.6. Tax Characterization of Adjustments. Seller and Buyer agree to treat all payments made either to or for the benefit of the other following the Closing (including any payments made under any indemnity provisions of this Agreement) as adjustments to the Final Purchase Price for all Tax purposes, except as otherwise required by applicable Law.

ARTICLE IX

CONDITIONS TO CLOSING

Section 9.1. Conditions to Mutual Obligations. The respective obligations of the Parties hereto to consummate the Closing are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a) Competition/Investment Law. The filings of Buyer and Seller pursuant to the HSR Act and all other Competition/Investment Laws set forth on Section 5.4 of the Disclosure Schedules shall have been made and all applicable waiting periods (including any extensions thereof) shall have expired or been terminated or authorizations or approvals have been obtained (as applicable).

(b) No Injunction. No Governmental Entity having jurisdiction over a material portion of the Business of the Company Entities, taken as a whole, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (collectively, an “Order”) which has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal, or otherwise restrains or prohibits the consummation of the transactions contemplated hereby or thereby; provided, that each Party shall use reasonable best efforts to cause such Order to be lifted. No review, investigation, or procedure shall be ongoing in the United Kingdom by the Competition and Markets Authority or in the Federal Republic of Germany by the Bundesministerium fuer Wirtschaft und Klimaschutz or other German Governmental Entity.

(c) Ninestar Shareholder Approval. The Ninestar Shareholder Approval shall have been obtained at the Ninestar Shareholder Meeting and evidence of such Ninestar Shareholder Approval shall have been delivered to Buyer and Seller.

(d) National Security Agreement. The CFIUS Monitoring Agencies shall have provided confirmation to Seller that the National Security Agreement will be terminated at or following Closing.

Section 9.2. Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Article III and Seller set forth in Article IV of this Agreement (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect), other than the Company Fundamental Representations, shall be true and correct both when made and as of the Closing with the same force and effect as if made as of the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct only as of such date), in each case, except for failures of such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Each of the Company Fundamental Representations shall be true and correct in all respects, except for de minimis inaccuracies, both when made and as of the Closing with the same force and effect as if made as of the Closing Date, except that representations and warranties that are made as of a specific date shall be true and correct in all respects, except for de minimis inaccuracies, only as of such date.

(b) Performance of Obligations of Seller and the Company. Seller and the Company shall have performed or caused to be performed in all material respects all obligations that are required to be performed by them under this Agreement or the Ancillary Agreements at or prior to the Closing Date.

(c) No MAE. From the date of this Agreement until the Closing, there shall not have occurred any Material Adverse Effect that is continuing as of the Closing.

(d) Officer’s Certificate. Buyer shall have received a certificate of an authorized officer of the Company certifying, in his or her capacity as an officer and not in his or her individual capacity and without personal liability, that the conditions set forth in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.

(e) Deliverables. Buyer shall have received the items to be delivered pursuant to Section 2.5.

Section 9.3. Conditions to Obligations of Seller and the Company. The obligations of Seller and the Company to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in Article V of this Agreement (disregarding all qualifications and exceptions contained therein relating to materiality), other than the Buyer Fundamental Representations, shall be true and correct both when made and as of the Closing with the same force and effect as if made as of the Closing Date as of the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct only as of such date), in each case, except for failures of such representations and warranties to be so true and correct that would not, individually or in the aggregate, result in a material adverse effect on Buyer’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby. Each of the Buyer Fundamental Representations shall be true and correct in all respects, except for de minimis inaccuracies, both when made and as of the Closing with the same force and effect as if made as of the Closing Date as of the Closing Date, except that representations and warranties that are made as of a specific date need be true and correct in all respects, except for de minimis inaccuracies, only as of such date.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations that are required to be performed by it under this Agreement or the Ancillary Agreements at or prior to the Closing Date.

(c) Officer’s Certificate. Seller and the Company shall have received a certificate of an authorized officer of Buyer certifying, in his or her capacity as an officer and not in his or her individual capacity and without personal liability, that the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied.

(d) Deliverables. Seller shall have received from Buyer the items to be delivered pursuant to Section 2.6.

Section 9.4. Frustration of Closing Conditions. No Party hereto may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 6.3.

ARTICLE X

SURVIVAL; BUYER ACKNOWLEDGEMENT

Section 10.1. Survival. The Parties, intending to modify any applicable statute of limitations, agree that, except in the case of claims solely against Seller for Fraud, (a) (i) the representations and warranties contained in this Agreement and in any certificate delivered hereunder and (ii) the covenants and agreements set forth herein that require performance at or prior to Closing, shall, in each of (i) and (ii), terminate effective as of the Closing without the need for any further action by any Person and shall not survive the Closing for any purpose whatsoever, and thereafter there shall be no liability or obligation on the part of, nor shall any claim be made by, any party or any of their respective Affiliates or Non-Parties in respect thereof, in connection therewith or related thereto and (b) the covenants and agreements set forth herein that require performance after the Closing shall survive in accordance with their respective terms, if any, until fully performed. This Article X shall survive the Closing. The Parties specifically and unambiguously intend that the survival periods that are set forth in this Section 10.1 shall replace any statute of limitations that would otherwise be applicable. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement, including the limitations on survival set forth in this Section 10.1 shall limit the rights of Buyer or any Affiliate thereof under the R&W Insurance Policy, which shall be solely governed by the rights as set forth thereunder.

Section 10.2. Buyer Acknowledgment. Buyer acknowledges and agrees to the following (on behalf of itself and its Non-Parties):

(a) Buyer has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company Entities, and, in making its determination to proceed with the transactions contemplated by this Agreement and the Ancillary Agreements, Buyer and its Non-Parties (x) have relied solely on the results of their own respective independent investigation and verification and the representations and warranties of the Company and Seller expressly and specifically set forth in Article III and Article IV, respectively, as qualified by the Schedules and (y) have not relied on the accuracy or completeness of any other information provided to (or otherwise acquired by) Buyer or any of its Non-Parties.

(b) The representations and warranties of the Company, regarding the Company Entities, and Seller, regarding Seller, expressly and specifically set forth in Article III and Article IV, respectively, as qualified by the Schedules, constitute the sole and exclusive representations, warranties and statements (including by omission) of any kind of any of the Company Entities, Seller or any of their respective Non- Parties in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, and all other representations, warranties and statements (including by omission) of any kind or nature expressed or implied in connection with the transactions contemplated by this Agreement and the Ancillary Agreements are specifically disclaimed including, for the avoidance of doubt, with respect to the accuracy or completeness of any other information provided to (or otherwise acquired by) Buyer or any of its Non-Parties.

(c) Except for the representations and warranties of the Company, regarding the Company Entities, expressly and specifically set forth in Article III and Seller, regarding Seller, expressly and specifically set forth in Article IV, respectively, as qualified by the Schedules, none of the Company Entities, Seller or any Non-Party of the foregoing makes or provides, and Buyer and its Non-Parties hereby waive, any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose, conformity to samples or condition of any Company Entity’s assets or any part thereof.

(d) NONE OF THE COMPANY ENTITIES, SELLER OR ANY OF THEIR RESPECTIVE NON-PARTIES, HAVE MADE ANY REPRESENTATIONS, WARRANTIES OR STATEMENTS (INCLUDING BY OMISSION) OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, PROSPECTS, ASSETS OR LIABILITIES OF THE COMPANY ENTITIES OR THE QUALITY, QUANTITY OR CONDITION OF THE COMPANY ENTITIES’ ASSETS) TO BUYER OR ANY OF ITS NON-PARTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES OF THE COMPANY, REGARDING THE COMPANY ENTITIES, EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE III AND SELLER, REGARDING SELLER, EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV, RESPECTIVELY, AS QUALIFIED BY THE SCHEDULES.

(e) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY, REGARDING THE COMPANY ENTITIES, EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE III AND SELLER, REGARDING SELLER, EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV, RESPECTIVELY, AS QUALIFIED BY THE SCHEDULES, (X) BUYER IS ACQUIRING THE COMPANY ENTITIES ON AN “AS IS, WHERE IS” BASIS AND (Y) NONE OF THE COMPANY ENTITIES, SELLER OR ANY OTHER PERSON (INCLUDING, FOR THE AVOIDANCE OF DOUBT, EACH OF THEIR RESPECTIVE NON-PARTIES), WHETHER IN ANY INDIVIDUAL, CORPORATE OR ANY OTHER CAPACITY, IS MAKING, AND NONE OF BUYER OR ANY OF ITS NON-PARTIES IS RELYING ON, ANY REPRESENTATIONS, WARRANTIES OR OTHER STATEMENTS (INCLUDING BY OMISSION) OF ANY KIND WHATSOEVER, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING THE COMPANY ENTITIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR NON-PARTIES OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES, BUSINESSES, OPERATIONS, FUTURE REVENUE, PROFITABILITY OR SUCCESS, OR IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO, OR OTHERWISE ACQUIRED BY BUYER OR ANY OF ITS NON-PARTIES (INCLUDING BY WAY OF ANY DOCUMENTS, INFORMATION OR MATERIALS INCLUDED OR REFERRED TO IN THE DATA ROOM, ANY CONFIDENTIAL INFORMATION MEMORANDUM OR OTHERWISE), OR STATEMENT MADE, BY SELLER, THE COMPANY ENTITIES OR ANY OF THEIR RESPECTIVE NON-PARTIES OR THEIR RESPECTIVE REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR PURSUANT TO THE ANCILLARY AGREEMENTS.

(f) BUYER HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT IT IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF ITS ACQUISITION OF THE COMPANY INTERESTS. BUYER CONFIRMS THAT IT CAN BEAR THE ECONOMIC RISK OF ITS INVESTMENT IN THE COMPANY INTERESTS AND CAN AFFORD TO LOSE ITS ENTIRE INVESTMENT IN SUCH COMPANY INTERESTS, HAS BEEN FURNISHED THE MATERIALS RELATING

THERETO WHICH BUYER HAS REQUESTED, AND THE COMPANY HAS PROVIDED BUYER AND ITS REPRESENTATIVES THE OPPORTUNITY TO ASK QUESTIONS OF THE OFFICERS AND MANAGEMENT EMPLOYEES OF THE COMPANY ENTITIES AND TO ACQUIRE ADDITIONAL INFORMATION ABOUT THE BUSINESS AND FINANCIAL CONDITION OF THE COMPANY ENTITIES. BUYER IS ACQUIRING THE COMPANY INTERESTS FOR INVESTMENT AND NOT WITH A VIEW TOWARD OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION THEREOF, OR WITH ANY PRESENT INTENTION OF DISTRIBUTING OR SELLING SUCH INTERESTS. BUYER AGREES THAT THE COMPANY INTERESTS MAY NOT BE SOLD, TRANSFERRED, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF WITHOUT COMPLIANCE WITH APPLICABLE SECURITIES LAWS, EXCEPT PURSUANT TO APPLICABLE EXEMPTIONS THEREFROM.

Section 10.3. Sole and Exclusive Remedy. Notwithstanding anything that may be expressed or implied in this Agreement, any Ancillary Agreement or any document, certificate or instrument delivered in connection herewith or therewith, and except in the case of claims solely against Seller for Fraud, from and after the Closing, the sole and exclusive remedy (in lieu of any and all other rights and remedies any such Person otherwise may have had) of Buyer, the Company Entities, Seller or any Non-Party of the foregoing may have under, arising out of or resulting from or incurred in connection with this Agreement or any Ancillary Agreement and with respect to the transactions contemplated hereby and thereby or any document, certificate or instrument delivered in connection herewith or therewith, shall be (a) Buyer’s right to recovery as provided in Section 6.13, including under the R&W Insurance Policy, (b) recourse against any Person that is identified as a party to this Agreement (including recourse by any Person that expressly has rights to enforce this Agreement pursuant to Section 12.3) for breach of any covenant and agreement set forth herein that is required to be performed following the Closing in accordance with its terms, subject to the limitations set forth herein, including as provided in Section 2.7 (Post-Closing Purchase Price Adjustment), Section 6.7 (Directors’ and Officers’ Exculpation; Indemnification) and Section 12.5 (Equitable Relief), (c) recourse against any Person that is identified as a party to an Ancillary Agreement (but not any Non-Party of such Person) under and to the extent expressly provided for therein, subject to the limitations set forth herein and therein and (d) the right to bring a claim solely against Seller for Fraud.

ARTICLE XI

TERMINATION

Section 11.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Buyer and Seller;

(b) by Buyer, on the one hand, or Seller, on the other hand by giving written notice of such termination to the other, on or after the Outside Date, if the Closing shall not have occurred prior to the Outside Date; provided that (i) Seller may not terminate this Agreement pursuant to this Section 11.1(b) at any time during which Seller or the Company is in material breach of its respective covenants in this Agreement so as to cause the conditions to the Closing set forth in Section 9.1 or Section 9.2 to be unsatisfied and (ii) Buyer may not terminate this Agreement pursuant to this Section 11.1(b) at any time during which Buyer is in material breach of its covenants in this Agreement so as to cause the conditions to the Closing set forth in Section 9.1 or Section 9.3 to be unsatisfied;

(c) by Buyer, if there has been a violation, inaccuracy, failure to perform or breach by the Company or Seller of any representation or warranty contained in Article III or Article IV, respectively, of any covenant or agreement of Seller or the Company Entities contained in Article VI, or of any other covenant or agreement of Seller or the Company Entities contained in this Agreement which, in any case, would prevent the satisfaction of or result in the failure of any such condition to the obligations of Buyer at the Closing and such violation or breach has not been waived by Buyer or, in the case of a breach of any such covenant or agreement under this Agreement that is curable, has not been cured by Seller or the Company, as applicable, prior to the earlier to occur of (i) thirty (30) days after receipt by Seller of written notice of such breach from Buyer and (ii) the Outside Date; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 11.1(c) at any time during which Buyer is in material breach of this Agreement;

(d) by Seller, if there has been a violation, inaccuracy, failure to perform or breach by Buyer of any representation or warranty contained in Article V , of any covenant or agreement of Buyer contained in Article VI, or covenant or agreement of Buyer contained in this Agreement which would, in either case, prevent the satisfaction of or result in the failure of any condition to the obligations of Seller and the Company at the Closing and such violation or breach has not been waived by Seller and the Company or, with respect to a breach of any such covenant or agreement under this Agreement that is curable, has not been cured by Buyer prior to the earlier to occur of (i) thirty (30) days after receipt by Buyer of written notice of such breach from Seller or (ii) the Outside Date; provided, however, that Seller may not terminate this Agreement pursuant to this Section 11.1(d) at any time during which Seller or the Company is in material breach of this Agreement;

(e) by Buyer or Seller, if any Governmental Entity of competent jurisdiction shall have issued an Order enjoining or otherwise prohibiting the transactions contemplated under this Agreement and such Order shall have become final and non-appealable provided, that the right to terminate this Agreement pursuant to this Section 11.1(e) shall not be available to Buyer at any time during which Buyer is in breach of this Agreement or to Seller at any time during which Seller or the Company is in breach of this Agreement and such breach has been the primary cause of the issuance of such Order;

(f) by Buyer, by written notice to Seller, if the Ninestar Shareholder Meeting shall not have been held prior to the date that is one hundred eighty (180) days following the date of this Agreement; provided, that Seller may extend such one hundred eighty (180) day period for up to ninety (90) days upon written notice of such extension to Buyer if any Governmental Authorization or consent (expressed or implied) of the SZSE required to hold the Ninestar Shareholder Meeting has not been granted at least twenty (20) Business Days before the end of the initial one hundred eighty (180) day period, so long as (i) Ninestar and its Affiliates shall not have received notice from any Governmental Entity (including PRC Authority) permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and (ii) the Ninestar board of directors or other governing body shall not have voted (by written consent or otherwise) after the date of this Agreement on any matter in a way that prevents Seller’s and the Company’s consummation of the transactions contemplated by this Agreement (such period, taking into account any extension thereof, if applicable, the “Meeting Deadline”); provided, however, that the right of Buyer to terminate this Agreement pursuant to this Section 11.1(f) shall not be available to Buyer at any time (x) during which Buyer is in breach of this Agreement, solely to the extent that Buyer’s breach of this Agreement has contributed to the failure of the Ninestar Shareholder Meeting to be held within the Meeting Deadline and (y) after the Ninestar Shareholder Approval has been obtained; or

(g) by Buyer or Seller, by written notice to the other Party, if the Ninestar Shareholder Meeting shall have been held and the Ninestar Shareholder Approval shall have not been obtained thereat or at any adjournment or postponement thereof; provided, however, the right of Buyer or Seller to terminate this Agreement pursuant to this Section 11.1(g) shall not be exercisable from and after receipt of the Ninestar Shareholder Approval.

Section 11.2. Effect of Termination.

(a) In the event of the termination of this Agreement in accordance with this Article XI, this Agreement shall be null and void and shall be of no further force or effect, and there shall be no further obligations or liability on the part of any Party under this Agreement or in respect of the transactions contemplated hereby except (a) as set forth in Section 6.6(c-d), this Article XI, including for clarity the payment of the Company Termination Fee or any expense reimbursement contemplated by this Article XI, Article XII and Buyer’s indemnification and reimbursement obligations contained in Section 6.11, which shall survive the termination of this Agreement and (b) nothing herein shall relieve any Party from liability for any breach of this Agreement that arose prior to such termination.

(b) If (i) a Company Termination Fee is not required to be paid in accordance with Section 11.2(c), (ii) this Agreement is validly terminated by Buyer pursuant to Section 11.1(f) or by Buyer or Seller pursuant to Section 11.1(g) and (iii) solely with respect to a termination by Buyer pursuant to Section 11.1(f), immediately prior to such termination, all other conditions set forth in Sections 9.1(a), 9.1(b), 9.1(d) and Section 9.3 are satisfied or capable of being satisfied (other than those conditions that by their nature are to be satisfied by actions taken at Closing), the Company shall promptly, and in any event within five (5) Business Days after valid termination of this Agreement and delivery by Buyer of a written summary of out-of-pocket expenses incurred by Buyer and its Affiliates, reimburse Buyer for all reasonable and documented out-of-pocket expenses incurred by Buyer and its Affiliates in connection with this Agreement and the transactions contemplated by this Agreement (not including travel and entertainment expenses incurred by Buyer’s or its Affiliates’ employees, officers, directors, managers or Representatives) by wire transfer of immediately available funds to the account or accounts designated by Buyer; provided, that the Company’s obligations under this Section 11.2(b) shall in no event exceed Thirty Million Dollars ($30,000,000); provided, further, that in the event the Company Termination Fee becomes payable pursuant to Section 11.2(c), any amounts paid by the Company pursuant to this Section 11.2(b) shall be credited against and reduce such Company Termination Fee.

(c) If (A) this Agreement is validly terminated by Buyer pursuant to Section 11.1(f) or by Buyer or Seller pursuant to Section 11.1(g) and (B)(i) after the date of this Agreement and prior to the earlier of the date on which (x) Buyer is first entitled to terminate this Agreement pursuant to Section 11.1(f) or (y) Buyer or Seller is first entitled to terminate this Agreement pursuant to Section 11.1(g), a bona fide Acquisition Proposal is publicly disclosed or delivered to Seller and (ii) within eighteen (18) months after the date of such termination, Seller enters into a definitive agreement in respect of such Acquisition Proposal then, the Company shall pay to Buyer a termination fee of Fifty Million Dollars ($50,000,000) (the “Company Termination Fee”), by wire transfer of immediately available funds to the account or accounts designated by Buyer; provided, that for purposes of this Section 11.2(c), references to “20%” and “80%” in the definition of Acquisition Proposal will be substituted for 50.0%. Such Company Termination Fee shall be paid no later than five (5) Business Days after Seller enters into a definitive agreement in respect to such Acquisition Proposal, if this Agreement is terminated by Buyer pursuant to Section 11.1(f) or Section 11.1(g). Buyer, Seller and the Company acknowledge that (A) the Company Termination Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate Buyer in circumstances in which the Company Termination Fee is payable, which amount would otherwise be impossible to calculate with precision and (B) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times or upon the occurrence of different events. For clarity, if the Company Termination Fee is paid pursuant to this Section 11.2(c), the Company shall not be required to reimburse Buyer’s expenses pursuant to Section 11.2(b) in addition to the payment of the Company Termination Fee and, for the avoidance of doubt, to the extent the Company has previously reimbursed Buyer’s expenses pursuant to Section 11.2(b) prior to the date on which the Company Termination Fee is payable, the Company Termination Fee shall be reduced by the amount of such expenses previously paid by the Company. In the event that Buyer shall receive payment of the Company Termination Fee pursuant to this Section 11.2(c) following a valid termination of the Agreement, Seller, the Company Entities and their respective Affiliates and Non-Parties shall have no further liability, whether pursuant to a claim at law or in equity, to Buyer or any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement and the Ancillary Agreements (and the abandonment thereof) or any matter forming the basis for such termination and none of Buyer or any Buyer Non-Party shall be entitled to bring or maintain any Proceeding against any of Seller, the Company Entities or their respective Non-Parties for damages or any equitable relief arising out of or in connection with this Agreement or the Ancillary Agreements (other than equitable relief to require payment of the Company Termination Fee), any of the transactions contemplated by this Agreement or the Ancillary Agreements or any matters forming the basis for such termination.

(d) If (i) this Agreement is validly terminated by Buyer or Seller pursuant to Section 11.1(b), Section 11.1(d) or Section 11.1(e), (ii) at the time of such termination a closing condition in Section 9.1(a) and/or Section 9.1(b) (in the case of Section 9.1(b), solely as a result of, relating or pursuant to or arising from a Competition/Investment Law) has not been satisfied and (iii) immediately prior to such termination, all other conditions set forth in Article IX are satisfied or capable of being satisfied (other than those conditions that by their nature are to be satisfied by actions to be taken at Closing), Buyer shall promptly, and in any event within five (5) Business Days of such termination, reimburse Seller for all reasonable and documented out-of-pocket expenses incurred by Seller and the Company in connection with this Agreement and the transactions contemplated by this Agreement by wire transfer of immediately available funds to the account or accounts designated by Seller; provided, that Buyer’s obligations under this Section 11.2(d) shall in no event exceed Thirty Million Dollars ($30,000,000).

(e) Buyer, Seller and the Company acknowledge that the agreements contained in this Section 11.2 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not have entered into this Agreement.

(f) If the Company fails to pay the Company Termination Fee or reimburse Buyer’s expenses pursuant to Section 11.2(b) when due, or if Buyer fails to reimburse Seller’s expenses pursuant to Section 11.2(d) when due, then the Party who fails to make such payment shall also be liable for (x) any reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Party to which such amounts are due in connection with any Litigation or other action or proceeding to enforce such Party’s rights under this Section 11.2 and (y) interest on the unpaid portion of any amounts due under this Section 11.2 from and including the date such amount was required to be paid until but excluding the date of payment, which interest shall accrue at a rate per annum equal to eight percent (8%), such amounts in clauses (x) and (y), in the aggregate, shall in no event exceed an amount equal to Fifteen Million Dollars ($15,000,000).

(g) The Parties hereto agree that, if all of the conditions set forth in Section 9.1 and Section 9.2 (other than conditions to be performed at the Closing) have been satisfied or waived and Buyer or Seller, as applicable, notifies the other Party of its intent to consummation the transactions contemplated by the Agreement and the Ancillary Agreements, and Buyer or Seller, as applicable, do not close the transactions contemplated by this Agreement the Ancillary Agreements within five (5) Business days after which Buyer or Seller so notifies the other Party of its intent to consummate the transactions, such failure or refusal to consummate shall be deemed to be a breach of this Agreement by the applicable Party refusing to consummation the transactions contemplated by this Agreement and the Ancillary Agreements.

ARTICLE XII

MISCELLANEOUS

Section 12.1. Notices. All notices, consents, waivers, agreements or other communications hereunder shall be in writing, and shall be deemed effective or to have been duly given and made (and shall be deemed to have been received) (a) when served by personal delivery upon the Party for whom it is intended, (b) on the next Business Day if sent by overnight air courier, (c) on the date sent by email, with confirmation of transmission, if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third (3rd) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communication must be sent to the respective Parties at the address for such Party set forth below, or such other address as may be designated in writing in a notice given in accordance with this Section 12.1 by such Party:

To Buyer or, after the Closing, the Company:

Xerox Corporation

201 Merritt 7

Norwalk, CT 06851
Telephone: 203-849-2324; 203-849-2317
Attention:	Greg Stein; Zach Henick
Email:	Greg.Stein@xerox.com Zach.Henick@xerox.com

With a copy (which shall not constitute notice) to:

Ropes & Gray LLP

191 North Wacker Drive, 32nd Floor

Chicago, IL 60606

Attention:	Neill Jakobe; Zachary Blume; Janet Coscino
Email:	neill.jakobe@ropesgray.com
zachary.blume@ropesgray.com
janet.coscino@ropesgray.com

To Seller or, prior to the Closing, the Company:

Ninestar Holdings Company Limited

c/o Ninestar Corporation

7/F Building 01, No. 3883, Zhuhai Avenue

Xiangzhou District, Zhuhai

Guangdong, P.R. China 519060
Attention:	Li Yao (Nancy Yao); Yang Wei
Email:	nancy.yao@ggimage.com wy@ggimage.com

and

PAG Asia Capital Lexmark Holding Ltd

33/F, Three Pacific Place

1 Queen’s Road East

Admiralty

Hong Kong SAR

Attention:	Lincoln Pan; PAG Legal
Email:	lpan@pag.com pagpelegal@pag.com

With a copy (which shall not constitute notice) to:

Dechert LLP

One George Street,

#16-03, Singapore, Singapore 049145

Telephone: +65 6730 6999

Attention: Maria T. Pedersen

Email: maria.pedersen@dechert.com

and

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104
Attention:	Gregory A. Schernecke
Email:	gregory.schernecke@dechert.com

or to such other address for any Party as such Party shall hereafter designate by like notice. Rejection or other refusal to accept such notice, request or other communication, or the inability to deliver such notice, request or other communication because of changed address for which no notice was given, shall be deemed to be receipt of such notice, request or other communication as of the date of such rejection, refusal or inability to deliver.

Section 12.2. Amendment; Modification; Waiver. Any provision of this Agreement may be amended, modified, supplemented or waived if, and only if, such amendment, modification, supplementation or waiver is explicitly set forth in writing and signed, in the case of an amendment or modification, by the Parties hereto, or in the case of a waiver, by the Parties against whom such waiver is intended to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding anything to the contrary contained herein, Section 11.2, this Section 12.2, Section 12.3, Section 12.8(c), Section 12.9 and Section 12.13 may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any material respect to any Debt Financing Source Party without the prior written consent of the Debt Financing Sources.

Section 12.3. No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors, legal representatives and permitted assigns. Notwithstanding the foregoing, no Party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties hereto and any purported assignment in violation of the foregoing shall be null and void ab initio, provided that Buyer may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of Buyer (each, an “Assignee”), provided further that Buyer may make a collateral assignment of any or all of its rights hereunder to any Debt Financing Source or any agent or collateral trustee for the Debt Financing Sources in connection with the Debt Financing. Notwithstanding the foregoing, Buyer irrevocably and unconditionally guarantees the full performance of all obligations of any Assignee under this Agreement. Except as expressly set forth in this Section 12.3, Section 6.7 (Directors’ and Officers’ Exculpation; Indemnification), Section 6.11 (Financing), Section 12.13 (Non-Recourse) and Section 12.16 (Legal Representation), nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties hereto and their respective successors, legal representatives and permitted assigns, any rights, benefits or remedies under or by reason of this Agreement. In furtherance and not in limitation of the foregoing, (a) Section 12.5(Equitable Relief), Section 12.16 (Legal Representation) and this sentence of this Section 12.3(No Assignment or Benefit to Third Parties) shall be enforceable by Dechert LLP (“Dechert”) as if Dechert were directly party hereto, to the extent rights are granted in Section 12.16 to Dechert, (b) Article X (Survival; Buyer Acknowledgement) and Article XII (Miscellaneous) shall be enforceable by each Non-Party as if such Non-Party was directly a party hereto (c) Article XII (Miscellaneous) and Section 6.7 (Directors’ and Officers’ Exculpation; Indemnification) shall be enforceable by each Covered Person as if such Covered Person was directly a party hereto and (d) Section 11.2, Section 12.2, this Section 12.3, Section 12.8(c), Section 12.9 and Section 12.13 shall be for the benefit of, and may be relied upon and enforceable by, the Debt Financing Source Parties.

Section 12.4. Entire Agreement; Inconsistency. This Agreement (including all Schedules, Exhibits and Appendices hereto), the Confidentiality Agreement and the Ancillary Agreements contain the entire agreement among the Parties hereto with respect to the subject matter hereof and thereof, and supersede and cancel all prior and contemporaneous agreements and understandings, oral or written, with respect to such matters. In the event and to the extent that there shall be an inconsistency or conflict between the provisions of this Agreement and the provisions of the Confidentiality Agreement or an Ancillary Agreement, this Agreement shall prevail. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 12.5. Equitable Relief. The Parties hereto agree that if any of the provisions of this Agreement were not to be performed by any Party to this Agreement as required by their specific terms or were to be otherwise breached, irreparable damage will occur to the non-breaching Party and no adequate remedy at Law would exist and damages would be difficult to determine, and that each Party hereto shall be entitled to seek injunctive relief to prevent breaches, and to seek specific performance of the terms, of this Agreement and the Ancillary Agreements (including causing the transactions contemplated hereby and thereby to be consummated on the terms and subject to the conditions thereto set forth in this Agreement) without posting any bond and without proving that monetary damages would be inadequate, in addition to any other remedy at Law or equity. No Party hereto shall oppose, argue, contend or otherwise be permitted to raise as a defense that an adequate remedy at Law exists or that specific performance or equitable or injunctive relief is inappropriate or unavailable. The Parties hereto further agree that nothing in this Section 12.5 shall require any Party to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 12.5 prior or as a condition to exercising any termination right under Article XI. If a Party to this Agreement institutes a Proceeding seeking injunctive relief or specific performance and a court of competent jurisdiction does not award injunctive relief or specific performance to such Party in a judgment in accordance with this Section 12.5, then such Party may institute a Proceeding for monetary damages. Notwithstanding anything in this Agreement to the contrary, if a Party hereto is awarded injunctive relief or specific performance as a result of which the Closing actually occurs, such equitable relief shall be such Party’s sole and exclusive remedy under this Agreement solely with respect to another Party’s failure to consummate the Closing. The prevailing Party in any Proceeding arising under this Section 12.5 shall be entitled to reimbursement of reasonable and documents out-of-pocket fees, costs and expenses.

Section 12.6. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with the negotiation, preparation, execution and closing of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be borne by the Party incurring such costs and expenses. Notwithstanding the foregoing or anything to the contrary herein, (a) Buyer shall pay fifty percent (50%) of all filing fees to be paid in connection with the HSR Act and any other Competition/Investment Law approvals and the other fifty percent (50%) of such fees shall be included in the calculation of “Transaction Related Expenses” (for the avoidance of doubt, Buyer shall pay all expenses of its advisors and Representatives in connection with obtaining the Regulatory Approvals contemplated by Section 6.3) and (b) Buyer shall pay fifty percent (50%) of all fees and expenses relating to the obligations to obtain D&O Insurance set forth in Section 6.7, and the other fifty percent (50%) of such fees and expenses shall be included in the calculation of “Transaction Related Expenses”.

Section 12.7. Disclosure Schedules. The disclosure of any matter, or reference to any Contract, in any Schedule to this Agreement shall be deemed to be a disclosure of such matter or Contract for all purposes of this Agreement to which such matter or Contract could reasonably be expected to be pertinent, but shall not be deemed to constitute an admission by any Party to this Agreement or to otherwise imply that any such matter or Contract is material for the purposes of this Agreement and shall not affect the interpretation of such term for the purposes of this Agreement. In particular, (a) certain matters may be disclosed on the Disclosure Schedules that may not be required to be disclosed because of certain minimum thresholds or materiality standards set forth in this Agreement, (b) the disclosure of any such matter does not mean that it meets or surpasses any such minimum thresholds or materiality standards and (c) no disclosure in the Disclosure Schedules relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of such matters in any Schedule be deemed or interpreted to expand the scope of the Company’s, Seller’s or Buyer’s representations and warranties contained in this Agreement. Each Schedule is qualified in its entirety by reference to specific provisions of the Agreement and does not constitute, and shall not be construed as constituting, representations, warranties or covenants of the Parties hereto or their respective Affiliates or Non-Parties, except as and to the extent provided in this Agreement. Matters reflected in a Schedule are not necessarily limited to matters or Contracts required by this Agreement to be disclosed in such Schedules. Regardless of the existence or absence of cross-references, the disclosure of any matter in any Schedule shall be deemed to be a disclosure for purposes of this Agreement and each Schedule to the extent that the relevance of such disclosure is readily apparent on its face. The section headings in the Disclosure Schedules are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any information disclosed herein or any provision of this Agreement. All attachments to the Disclosure Schedules are incorporated by reference into the Disclosure Schedule in which they are directly or indirectly referenced. The information contained in the Disclosure Schedules is in all events subject to Section 6.6 and the Confidentiality Agreement.

Section 12.8. Governing Law; Submission to Jurisdiction; Selection of Forum.

(a) THIS AGREEMENT AND ALL MATTERS ARISING FROM, OR RELATING TO, THIS AGREEMENT (WHETHER IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE IN THE UNITED STATES OF AMERICA WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each Party hereto agrees that it shall bring any Proceeding with respect to any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement and the Ancillary Agreements, exclusively in the Court of Chancery of the State of Delaware sitting in New Castle County, Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or any other state court of the State of Delaware, in each case, sitting in New Castle County, Delaware (collectively, together with the appellate courts thereof, the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement or any of the Ancillary Agreements (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto, (iv) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 12.1 of this Agreement, although nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by Law and (v) agrees not to seek a transfer of venue on the basis that another forum is more convenient.

(b) Notwithstanding anything herein to the contrary, (i) nothing in this Section 12.8 shall prohibit any Party from seeking or obtaining orders for conservatory or interim relief from any court of competent jurisdiction and (ii) each Party hereto agrees that any judgment issued by a Chosen Court may be recognized, recorded, registered or enforced in any jurisdiction in the world and waives any and all objections or defenses to the recognition, recording, registration or enforcement of such judgment in any such jurisdiction.

(c) Notwithstanding anything to the contrary contained in this Agreement, each of the parties to this Agreement: (i) agrees that it will not bring or support any person in any action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letters, the Debt Financing or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that any such action, claim, cross-claim or third-party claim shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court; (iii) agrees that, except as specifically set forth in the Debt Commitment Letters, all claims or causes of action (whether at Law, in equity, in contract, in tort or otherwise) involving any of the Debt Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, the Debt Commitment Letters, the Debt Financing or the

performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state); (iv) agrees that service of process upon any such party in any such action or proceeding shall be effective if notice is given in accordance with Section 12.1 and (v) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any court. For the avoidance of doubt, nothing in the foregoing is intended to limit or otherwise restrict Buyer from fully enforcing its rights, and the obligations of the Debt Financing Source Parties under, the Debt Commitment Letters and the definitive agreements related thereto.

Section 12.9. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE DEBT COMMITMENT LETTERS OR ANY ANCILLARY AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. THE DEBT COMMITMENT LETTERS OR ANY ANCILLARY AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE DEBT COMMITMENT LETTERS OR ANY ANCILLARY AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND EACH ANCILLARY AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 12.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which, including those received via facsimile transmission or email, shall be deemed an original, and all of which shall constitute one and the same Agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail will be as effective as delivery of a manually executed counterpart of the Agreement.

Section 12.11. Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 12.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 12.13. Non-Recourse.

(a) Except in the case of recourse against Seller with respect to Fraud as expressly provided in Section 6.13, notwithstanding anything to the contrary contained herein or otherwise, this Agreement and the Ancillary Agreements may only be enforced against, and any Proceeding that may be based upon, arise out of or relate to this Agreement or the Ancillary Agreements, or the negotiation, execution or performance of this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby may only be made against, the Persons that are expressly identified as Parties to this Agreement or parties to the applicable Ancillary Agreements, as the case may be, it being understood and agreed that no Person that is not a Party to this Agreement or a party to any Ancillary Agreement shall have any liability with respect to any contractual obligation to which such Person is not a party, and no former, current or future stockholders, equityholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any Party or any party to the applicable Ancillary Agreement, or any former, current or future direct or indirect stockholder, equityholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Party”) shall have any liability for any obligations or liabilities of the Parties or any party to the applicable Ancillary Agreement, or for any Proceeding (whether in tort, contract, law, equity, by statute or otherwise) based on, arising out of or relating to, this Agreement or the applicable Ancillary Agreement or the negotiation, execution or performance of this Agreement or the applicable Ancillary Agreement or any transactions contemplated hereby or thereby or in respect of any representations or warranties made or alleged to be made in connection herewith. Without limiting the rights of any Party against the other Parties, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Party.

(b) No Debt Financing Source Party shall have any liability or obligation to the Seller and its Affiliates and any of the Seller’s or any of such Affiliates’ respective current, former or future officers, directors, employees, agents, advisors, attorneys representatives, stockholders, limited partners, managers, members, partners or controlling persons, of any of the foregoing with respect to any claim or cause of action (whether in contract or in tort, in Law or in equity or otherwise) relating to: (i) this Agreement or the transactions contemplated hereunder, the Debt Commitment Letters, the Debt Financing or the performance thereof or the financings contemplated thereby, (ii) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (iii) any breach or violation of this Agreement and (iv) any failure of the transactions contemplated hereunder to be consummated. For the avoidance of doubt, this Section 12.13(b) does not limit or affect any rights or remedies that Buyer may have against the Debt Financing Source Parties pursuant to the terms and conditions of the Debt Commitment Letters. The Parties hereto agree that no Debt Financing Source Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature in connection with this Agreement, the Debt Financing or the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder.

Section 12.14. Service of Process. Service upon Buyer of any notice, process, motion or other document in connection with Proceedings relating in any way with or to this Agreement or the subject matter hereof may be effectuated by service upon Buyer at the address set forth in Section 12.1 hereof or such other address as provided to each other Party in accordance with the notice provisions set forth in Section 12.1 hereof at least ten (10) days prior to such change in address; provided that if Buyer changes its address and fails to provide notice as set forth in this Section 12.14, then service upon Buyer may be effected by service upon (a) Ropes & Gray LLP, (b) such attorney with an office in New York, New York, as agent for Buyer, as may be specified by Buyer, by notice to the other Parties hereto or (c) by personal service or in the same manner as notices are to be given pursuant to Section 12.1 or any other manner permitted by Law. Each of the Parties hereto expressly and irrevocably agrees that service in accordance with this Section 12.14 will be effective and sufficient service of process upon Buyer. Nothing herein shall affect the right to serve process in any other manner permitted by applicable Law; it being agreed and understood, however, that no Person shall be obligated to serve process in any other way than as provided herein.

Section 12.15. Currency. Notwithstanding anything to the contrary herein, all payments required to be made hereunder, or as a result of a breach or violation hereof, shall be made in Dollars, and, when any amount is paid with respect to the foregoing, such amount shall be the Dollar amount thereof on the applicable date of funding regardless of the amount or type of currency necessary to be exchanged or converted in order to satisfy, pay or fund such amount in Dollars.

Section 12.16. Legal Representation. Each of the Parties hereto acknowledges that Dechert currently serves as counsel to both (a) the Company Entities on the one hand and (b) Ninestar Holdings Company Limited and its Affiliates (including, solely for purposes of this Section 12.16, Seller, but not including the Company Entities) on the other hand (collectively, the “Seller Group”), including in connection with the negotiation, preparation, execution and delivery of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements. There may come a time, including after consummation of the transactions contemplated by this Agreement, when the interests of the Seller Group and the Company Entities may no longer be aligned or when, for any reason, the Seller Group, Dechert or the Company Entities believes that Dechert cannot or should no longer represent both the Seller Group and the Company Entities. The Parties understand and specifically agree that Dechert may withdraw from representing the Company Entities and continue to represent the Seller Group, even if the interests of the Seller Group and the interests of the Company Entities are or may be adverse, including in connection with any dispute arising out of or relating to this Agreement or any Ancillary Agreement or the transactions contemplated hereunder or thereunder, and even though Dechert may have represented the Company Entities in a matter substantially related to such dispute or may be handling ongoing matters for the Company Entities or any of their Affiliates, and Buyer and the Company Entities hereby consent thereto and waive any conflict of interest arising therefrom. Each of the Parties further agrees that, as to all communications among Dechert, the Company Entities and the Seller Group, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege that attach as a result of Dechert representing the Company Entities shall survive the Closing and shall remain in effect, provided that any such privilege shall, from and after the Closing, belong to the Seller Group and shall not pass to or be claimed by the Company Entities or any of their respective

Affiliates as a result of the Closing. In furtherance of the foregoing, each of the Parties hereto agrees to take the steps necessary to ensure that any privilege attaching as a result of Dechert representing the Company Entities shall survive the Closing, remain in effect and be controlled by the Seller Group. As to any privileged attorney client communications between Dechert and any of the Company Entities prior to the Closing Date (collectively, the “Privileged Communications”), Buyer and each of the Company Entities, together with any of their respective Affiliates, successors or assigns, agree that no such Person may use or rely on any of the Privileged Communications in any action or claim against or involving any of the Parties hereto after the Closing. In addition, if the transactions contemplated by this Agreement are consummated, Buyer, the Company Entities and their respective Affiliates and Representatives shall have no right of access to or control over any of Dechert’s records related to the transactions contemplated by this Agreement, which shall become the property of (and be controlled by) the Seller Group. Furthermore, in the event of a dispute between the Seller Group, on the one hand, and the Company Entities, on the other hand, arising out of or relating to any matter in which Dechert acted for them both, none of the attorney-client privilege, the expectation of client confidence or any other rights to any evidentiary privilege will protect from disclosure to the Seller Group any information or documents developed or shared during the course of Dechert’s joint representation of the Seller Group and the Company Entities.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

BUYER:

XEROX CORPORATION

By:	/s/ Steven Bandrowczak
Name: Steven Bandrowczak
Title: Chief Executive Officer

Signature Page to Equity Purchase Agreement

SELLER:

NINESTAR GROUP COMPANY LIMITED

By:	/s/ Dongying Wang
Name: Dongying Wang
Title: Director

By:	/s/ Lingjie Zhu
Name: Lingjie Zhu
Title: Director

COMPANY:

LEXMARK INTERNATIONAL II, LLC

By:	/s/ Dongying Wang
Name: Dongying Wang
Title: Director, Ninestar Group Company Limited (sole Member of the Company)

By:	/s/ Lingjie Zhu
Name: Lingjie Zhu
Title: Director, Ninestar Group Company Limited (sole Member of the Company)

Signature Page to Equity Purchase Agreement

APPENDIX A

DEFINITIONS

“Accounting Principles” means the accounting hierarchy set forth in Part 1 of Exhibit A.

“Acquisition Proposal” has the meaning set forth in Section 6.2(a) of this Agreement.

“Adjustment Escrow Amount” means $30,000,000.

“Adjustment Escrow Fund” has the meaning set forth in Section 2.3(c)(iii) of this Agreement.

“Adjustment Escrow Account” has the meaning set forth in Section 2.3(c)(iii) of this Agreement.

“Affiliate” means, with respect to any subject Person, any other Person directly or indirectly controlling, controlled by or under common control with, such subject Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise; provided that in no event shall (i) Ninestar Corporation, PAG Asia, Shanghai Shouda or any of their shareholders, affiliated management, advisory or other entities, (y) any funds or accounts managed by PAG Asia, Shanghai Shouda or any of their respective Affiliates or (z) any subsidiary of Ninestar outside of the Lexmark structure or any portfolio company of any investment fund or account affiliated with PAG Asia, Shanghai Shouda or any of their respective affiliated management, advisory or other entities be considered an Affiliate of Seller or any Company Entity.

“Agreement” has the meaning set forth in the Preamble of this Agreement.

“Alternative Financing” has the meaning set forth in Section 6.17.

“Ancillary Agreements” means, collectively, this Agreement and all other agreements, documents, instruments and certificates contemplated by this Agreement, including the Confidentiality Agreement, the Voting Agreement and the Escrow Agreement.

“Anti-Corruption Laws” has the meaning set forth in Section 3.10(c) of this Agreement.

“Antitrust Division” has the meaning set forth in Section 6.3(b) of this Agreement.

“Argentinian Tax Liabilities” means the aggregate amount of all Losses (excluding amounts due or payable solely among or between Buyer and any of its Affiliates, including the Company Entities) actually incurred by Buyer or any of its Affiliates (including the Company Entities), but regardless of when such amounts are required to be paid, arising out of the Company Entities’ Tax position in respect of the assessment of Percepciones Tax on sales within the Argentine province of Ciudad Autónoma de Buenos Aires for the Tax year periods 2020 to 2024.

“Argentinian Tax Amount” means an amount equal to the product of: (i) Argentinian Tax Liabilities multiplied by (ii) 0.50.

“Asset Retirement Obligation Amount” means $11,500,000.

“Audited Financial Statements” has the meaning set forth in Section 3.6(a) of this Agreement.

“Bankruptcy and Equity Exclusion” means, with respect to any Contract (including this Agreement), the effect on the enforceability of such Contract as a result of (a) the application of bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally; or (b) the availability of the remedy of specific performance and injunctive and other forms of equitable relief as a result of the application of equitable defenses and the discretion of the Governmental Entities before which any Proceeding therefor may be brought.

“Base Amount” has the meaning set forth in Section 2.3(b) of this Agreement.

“Benefit Plan” has the meaning set forth in Section 3.12(a) of this Agreement.

“Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) of, or maintained for, the applicable Person. Unless the express context otherwise requires, the term “Books and Records” means the “Books and Records” of the Company Entities.

“Business” has the meaning set forth in the Recitals of this Agreement.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks in New York, New York, the People’s Republic of China or Governmental Entities in the State of Delaware are authorized or required by Law to close.

“Business IP” has the meaning set forth in Section 3.11(b) of this Agreement.

“Buyer” has the meaning set forth in the Preamble of this Agreement.

“Buyer Fundamental Representations” means Section 5.1 (Organization and Qualification), Section 5.2 (Authorization), Section 5.3 (Binding Effect) and Section 5.6 (Finders’ Fees).

“Buyer Plans” means each employee benefit plan, agreement, program, policy or arrangement that is sponsored, maintained or contributed to by Buyer or any of its Affiliates.

“Buyer Regulatory Approvals” has the meaning set forth in Section 5.4 of this Agreement.

“Buyer Releasees” has the meaning set forth in Section 6.7(c) of this Agreement.

“Buyer Releasors” has the meaning set forth in Section 6.7(b) of this Agreement.

“Cash” means, as of any given time, all cash and cash equivalents of the Company Entities (calculated in accordance with GAAP); provided, however, that “Cash” will (a) be calculated net of issued but uncleared checks, wire transfers and drafts written or issued by a Company Entity at such time; (b) include all uncleared checks, wire transfers and drafts deposited or pending deposit for the account of the Company Entities at such time; and (c) exclude (i) credit card accounts receivable and (ii) any cash subject to any express contractual restriction on the Company Entities’ ability to freely use such cash or cash equivalents, in each case of, solely to the extent such items are included in Net Working Capital.

“CBAs” has the meaning set forth in Section 3.13(a) of this Agreement.

“Cebu Property” means the Leased Real Property located at Lexmark Plaza 1, 2 and 3, Cebu Business Park, Cebu City, Philippines.

“Cebu Real Property Agreements” means solely with respect to the Cebu Property, all agreements or other documentation (including their respective amendments, modifications and supplements) pursuant to which any Company Entity holds any other rights with respect to use or occupancy of the Cebu Property or any improvements thereon, including all rights, title and interest in and to all easements, rights-of-way, privileges, and hereditaments, whether or not of record, and all mineral rights, development rights, and water rights relating to the Cebu Property.

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in such capacity.

“CFIUS Monitoring Agencies” means the Department of Homeland Security and the Department of Defense.

“Chosen Courts” has the meaning set forth in Section 12.8(a) of this Agreement.

“Claims” has the meaning set forth in Section 6.7(b) of this Agreement.

“Closing” has the meaning set forth in Section 2.2 of this Agreement.

“Closing Date” has the meaning set forth in Section 2.2 of this Agreement.

“Closing Date Cash” means all Cash of any of the Company Entities as of immediately prior to the Closing.

“Closing Debt to be Discharged” means the items set forth on Exhibit C.

“Closing Statement” has the meaning set forth in Section 2.7(a) of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Available Software” means non-exclusive licenses for commercially available Software granted by a third party to any of the Company Entities that has not been modified or customized by such third party for any of the Company Entities and that is licensed pursuant to a non-negotiated agreement.

“Commitment Fee” means an amount equal to 1.75% of the aggregate principal amount of the commitments provided by the Commitment Parties (as defined in the Debt Commitment Letters) in respect of the Incremental Facility (as defined in the Debt Commitment Letters) as of the date of this Agreement.

“Company” has the meaning set forth in the Preamble of this Agreement.

“Company Entities” means, collectively, the Company and its Subsidiaries.

“Company Fundamental Representations” means the representations and warranties solely set forth in Section 3.1 (Authorization), Section 3.2 (Organization and Qualification), Section 3.5(b) (Assets; Capitalization; Subsidiaries), Section 3.18 (Finders’ Fees), Section 4.1 (Organization and Qualification), Section 4.2 (Authorization; Binding Effect) and Section 4.3 (Title).

“Company Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned in whole or in part by any Company Entity including all proprietary Software owned or purported to be owned in whole or in part by any Company Entity. For the avoidance of doubt, the Company Intellectual Property Rights includes all the items listed in parts (A) or (B) of Section 3.11(a) of the Disclosure Schedules.

“Company Interests” has the meaning set forth in the Recitals of this Agreement.

“Company Regulatory Approvals” has the meaning set forth in Section 3.3 of this Agreement.

“Company Termination Fee” has the meaning set forth in Section 11.2(c).

“Competition/Investment Law” means and any Law that is designed or intended to prohibit, restrict or regulate foreign investment or mergers or acquisitions, antitrust, monopolization, restraint of trade or competition, including the HSR Act, but excluding the DPA.

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact regarding the Company or its Subsidiaries or omit to state any material fact regarding the Company or its Subsidiaries required to be stated therein or necessary in order to make such information not misleading in light of the circumstances in which it is made, (ii) the financial statements included in such Required Information would not be deemed stale under customary practices for offerings and private placements of non-convertible high-yield debt securities pursuant to Rule 144A under the Securities Act or in a registered public offering on Form S-3 by the Buyer and are sufficient to permit the Company’s independent accountants to issue customary “comfort” letters with respect to such financial statements and financial information to the Debt Financing Sources providing the portion of the Debt Financing consisting of debt securities (including customary “negative assurance” and “change period” comfort) to the extent required by the underwriter or initial purchasers as part of the Debt Financing (and such accountants have confirmed they are prepared to issue such “comfort” letters subject to completion of customary procedures, it being understood that such issuance of comfort letters shall not occur until the “pricing” of such Debt Financing) and (iii) the auditors of any audited financial information contained therein have not withdrawn their audit opinion with respect to such information.

“Confidentiality Agreement” means the Amended and Restated Confidentiality Agreement by and among Xerox Holdings Corporation, Ninestar Corporation, Ninestar Holdings Company Limited and the other parties thereto, dated January 2, 2024.

“Contingent 280G Liabilities” means and includes, the amount of any lost Tax deduction by any Company Entity (or any successor entity) due to the application of Section 280G of the Code, which amount will be calculated based on (i) an assumed corporate tax rate of 25% and (ii) the 280G Information, as prepared by Deloitte and finalized in accordance with Section 7.4; provided however that, notwithstanding anything to the contrary, Contingent 280G Liabilities shall not include any amounts to the extent such amounts are a result of any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by Buyer or its Affiliates on or prior to the Closing Date.

“Continuation Period” has the meaning set forth in Section 7.1(a) of this Agreement.

“Continuing Employee” has the meaning set forth in Section 7.1(a) of this Agreement.

“Contracts” means all legally binding agreements, contracts, licenses and sublicenses, leases and subleases, purchase orders, arrangements, letters of credit, guarantees and commitments.

“Covered Person” has the meaning set forth in Section 6.7(a) of this Agreement.

“Covered Tax Amount” means $15,000,000.

“CSRC” means China Securities Regulatory Commission.

“Current Assets” means accounts receivable (net of applicable allowances and reserves, including for bad debts and customer credits), inventory (net of applicable reserves) and prepaid expenses, but excluding (a) assets associated with the Company Entities’ hedging program, (b) deferred Tax assets or Income Tax assets, (c) management fee prepayments from Seller or Affiliate entities, (d) restricted cash and any cash or cash equivalent excluded from Cash, (e) accounts receivables sold to a factoring company, (f) short-term interest receivables, (g) non-trade receivables, (h) loans or amounts receivable from Seller or any of its Affiliates except for trade receivables incurred in the Ordinary Course of Business, and (i) assets relating to Funded Indebtedness (such as unamortized debt issuance costs), in each case determined on a consolidated basis without duplication as of immediately prior to the Closing and calculated in accordance with the Accounting Principles.

“Current Government Contracts” means those Government Contracts of which the period of performance has not yet expired or terminated, or for which final payment has not yet been received, or for which the right of the U.S. government or higher tier contractor to review, audit or investigate has not expired.

“Current Liabilities” means accounts payable, Taxes (except current Income Taxes), accrued expenses and other current liabilities, including (i) accounts payable and any related interest to Seller and Affiliates, (ii)Argentinian Tax Liabilities solely to the extent probable and estimable in accordance with GAAP, (iii) Peruvian Tax Liabilities solely to the extent probable and estimable in accordance with GAAP, and (iv) the Contingent 280G Liabilities, in each case determined on a consolidated basis without duplication as of immediately prior to the Closing and calculated in accordance with the Accounting Principles; provided, that solely with respect to the Argentinian Tax Liabilities and the Peruvian Tax Liabilities, if any such liabilities would be required by GAAP to be set forth on the balance sheet of the Company Entities after the Closing Date but prior to the date that is sixty (60) calendar days after the Closing Date, fifty percent (50%) of the amount of such liabilities recorded on the balance sheet of the Company Entities shall be treated as Current Liabilities for purposes of calculating the Final Purchase Price and excluding (a) all deferred Tax liabilities, (b) Transaction Related Expenses, (c) Funded Indebtedness, (d) liabilities associated with the Company’s hedging program and foreign currency liabilities and (e) contra liabilities related to Funded Indebtedness, .

“D&O Insurance” has the meaning set forth in Section 6.7(d) of this Agreement.

“Data Requirements” means, collectively, Privacy and Data Security Laws, together with each of the following to the extent applicable to the privacy or security of Sensitive Data or IT Assets: (i) industry standards to which the Company Entities publicly purport to comply; (ii) the Company Entities’ own written external or internal policies; and (iii) the requirements of any Contracts to which the Company Entities are bound, in all cases, to the extent applicable to the Company Entities.

“Data Security Breach” means any (i) unlawful unauthorized access to, acquisition of, disclosure, use, loss, alteration, destruction, compromise, or unauthorized Processing of Sensitive Data; (ii) ransomware, phishing or other cyberattack that resulted in a monetary loss or a business disruption to IT Assets; or (iii) other act or omission that compromises the security, confidentiality, integrity or availability of Sensitive Data or IT Assets.

“Data Room” has the meaning set forth in Section 1.2(n) of this Agreement.

“DCAA” has the meaning set forth in Section 3.23(g) of this Agreement.

“Debt Commitment Letters” has the meaning set forth in Section 5.8 of this Agreement.

“Debt Financing” has the meaning set forth in Section 5.8 of this Agreement.

“Debt Financing Source Parties” means, collectively, the Debt Financing Sources, their Affiliates and such Persons’ and their Affiliates’ respective directors, officers, general or limited partners, shareholders, members, managers, controlling persons, employees, advisors, agents, attorneys, accountants, consultants or other representatives, and the respective successors and assigns of each of the foregoing.

“Debt Financing Sources” has the meaning set forth in Section 5.8 of this Agreement.

“Deferred Revenue Amount” means an amount, stated in dollars, equal to the product of: (x) deferred revenue of the Company Entities associated with extended warranty multiplied by (y) 0.5.

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller and the Company concurrently with the execution and delivery of this Agreement.

“Disqualified Individual” has the meaning set forth in Section 7.4 of this Agreement.

“Disputed Item” has the meaning set forth in Section 2.7(b) of this Agreement.

“Double Trigger Amount” means $27,000,000.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations issued and effective thereunder.

“Environmental Law” means any Law, and any Governmental Authorization or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety (or as applied to worker health and safety, with respect to exposure to Hazardous Substances), or the environment (including ambient or indoor air, soil, sediment, surface water or groundwater, or subsurface strata); (b) pertaining to the Release or threatened Release of any Hazardous Substances; or (c) concerning the presence of, exposure to, or the management, production, sale, labeling, marketing, handling, manufacture, use, containment, storage, recycling, reclamation, reuse, release, treatment, generation, discharge, transportation, processing, disposal or remediation of any Hazardous Substances or products containing Hazardous Substances. The term “Environmental Law” includes, without limitation, the following (including their amendments, implementing regulations, and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act 42 U.S.C. §§ 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq.; the Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq.; any applicable foreign or U.S. federal, state or local Law having a similar subject matter.

“Equity Purchase” has the meaning set forth in the Recitals of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“ERISA Affiliate” means any Person, trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with any Company Entity under Section 414 of the Code or Section 4001(b) of ERISA.

“Escrow Agent” means a banking institution or escrow services company that is ready, willing and able to perform the functions required of the Escrow Agent under this Agreement that is mutually acceptable to Buyer and Seller acting in good faith.

“Escrow Agreement” means an escrow agreement mutually acceptable to Buyer, Seller and Escrow Agent acting in good faith.

“Estimated Closing Date Cash” has the meaning set forth in Section 2.3(a) of this Agreement.

“Estimated Funded Indebtedness” has the meaning set forth in Section 2.3(a) of this Agreement.

“Estimated Interim Period Obligation Amount” has the meaning set forth in Section 2.3(a) of this Agreement.

“Estimated Net Working Capital” has the meaning set forth in Section 2.3(a) of this Agreement.

“Estimated Net Working Capital Adjustment” has the meaning set forth in Section 2.3(a) of this Agreement.

“Estimated Purchase Price” has the meaning set forth in Section 2.3(b) of this Agreement.

“Estimated Transaction Related Expenses” has the meaning set forth in Section 2.3(a) of this Agreement.

“Ex-Im Laws” has the meaning set forth in Section 3.10(d) of this Agreement.

“Excess Parachute Payments” has the meaning set forth in Section 7.4 of this Agreement.

“Excluded Information” means any (i) pro forma financial statements (but excluding financial information relating to the Company and its Subsidiaries necessary for Buyer to prepare pro forma financial statements in accordance with Article 11 of Regulation S-X under the Securities Act), any information regarding post-Closing pro forma cost savings, synergies, adjustments, capitalization or ownership, projections or other pro forma adjustments or pro forma information, (ii) description of all or any portion of the Debt Financing or any securities issued in lieu thereof, including any “description of notes”, and other information customarily provided by Debt Financing Sources or their counsel, (iii) risk factors relating to all or any component of the

Debt Financing or any securities issued in lieu thereof, (iv) other information required by Rules 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 10, Item 402 or Item 601 of Regulation S-K under the Securities Act or XBRL exhibits and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (v) financial information with respect to the Company on a non-combined basis, financial statements or other financial data (including selected financial data) for any period earlier than the fiscal year ended December 31, 2021, (vi) separate subsidiary financial statements, (vii) “segment” financial information, (viii) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A or (ix) any financial information or other information (other than the financial statements and other information set forth in the definition of “Required Information”) that is not reasonably available to the Company under its current reporting systems or that the Company is not reasonably able to produce without undue hardship or without the incurrence of significant fees or expenses (excluding any fees and expenses which will be reimbursed by Buyer pursuant to Section 6.11(d) of this Agreement), in each case unless any such information would be required to ensure that the Required Information would not contain any untrue statement of a material fact regarding the Company Entities or omit a material fact regarding the Company Entities required to be stated therein or necessary to make the statements therein, in light of circumstances under which they were made, not misleading. Notwithstanding the foregoing, information required for a registered public offering of the Buyer on Form S-3 shall not be deemed Excluded Information.

“FAR” means the Federal Acquisition Regulation.

“FAR Ethics Rules” has the meaning set forth in Section 3.23(k) of this Agreement.

“Fee Letter” has the meaning set forth in Section 5.8 of this Agreement.

“Final Closing Date Cash” shall be the Closing Date Cash as finally determined pursuant to Section 2.7.

“Final Funded Indebtedness” shall be the Funded Indebtedness as finally determined pursuant to Section 2.7.

“Final Interim Period Obligation Amount” shall be the Interim Period Obligations as finally determined pursuant to Section 2.7.

“Final Net Working Capital” shall be the Net Working Capital as finally determined pursuant to Section 2.7.

“Final Net Working Capital Adjustment” shall be the Net Working Capital Adjustment as finally determined pursuant to Section 2.7.

“Final Purchase Price” shall be an amount in Dollars equal to (a) the Base Amount plus (b) the Final Net Working Capital Adjustment (which may be a negative number), if any, minus (c) the Final Funded Indebtedness, plus (d) the Final Closing Date Cash, minus (e) the Final Transaction Related Expenses.

“Final Transaction Related Expenses” shall be the Transaction Related Expenses that have not been paid prior to the Closing as finally determined pursuant to Section 2.7.

“Financial Statements” has the meaning set forth in Section 3.6(a) of this Agreement.

“Foreign Benefit Plan” has the meaning set forth in Section 3.12(a) of this Agreement.

“Fraud” means, with respect to Seller, the Company or Buyer, any claim against such Person for common law liability under Delaware Law for such Person’s actual and intentional fraud with respect to the making of the representations and warranties expressly specified in Article III (in the case of representations made by the Company regarding the Company Entities), Article IV (in the case of representations made by Seller regarding Seller), Article V (in the case of representations made by Buyer) of this Agreement, in the officer’s certificate of the Company delivered to Buyer pursuant to Section 9.2(d) (in the case of the Company) or in the officer’s certificate delivered to Seller pursuant to Section 9.3(c) (in the case of Buyer); provided such actual and intentional fraud of such Person shall only be deemed to exist if such Person itself (and not any other Person on its behalf) makes (a) a false statement with the intention that any other Person rely thereon, (b) such false statement is of a material fact and the Person making the statement (i) has actual knowledge (as opposed to imputed or constructive knowledge) of the falsity of such statement and that such falsity would constitute a breach of any of the representations and warranties as set forth in the Articles or certificates identified in this paragraph (as qualified by the Disclosure Schedules), (ii) makes such false statement with the intent to deceive the Person to whom such false statement is made, and (iii) makes such false statement with the intent to induce reliance in such other Person to whom such false statement of material fact is made, and (c) where the other Person (i) reasonably and justifiably relies on such false statement and (ii) suffers actual damages as a result of such reliance. Under no circumstances shall “Fraud” include any equitable fraud, negligent or reckless misrepresentation, constructive fraud, unfair dealings fraud, extra-contractual fraud or any other fraud or torts based on negligence or recklessness.

“Fundamental Retention Losses” has the meaning set forth in Section 6.13(b).

“Funded Indebtedness” means, collectively, the Covered Tax Amount plus, with respect to the Company Entities, without duplication, the sum of all amounts and/or obligations owing by the Company Entities with respect to (a) all indebtedness for borrowed money of the Company Entities and all obligations evidenced by bonds, debentures, notes or other similar instruments; (b) all obligations under letters of credit or similar facilities, in each case to the extent drawn (except that the Lexington L/C shall not be considered Funded Indebtedness for purposes of this clause (b)); (c) the Deferred Revenue Amount; (d) the Sale-Leaseback Amount; (e) the Hook Stock Unwind Amount; (f) all obligations with respect to earned and unpaid bonuses and commission payments to any employee, officer, director, manager, individual independent contractor of any Company Entity in respect of any performance period that ended prior to the Closing (and with respect to bonuses and commission payments for any period in which the Closing occurs, pro-rated at target performance based on the portion of the period that has elapsed as of the Closing), and the employer portion of any payroll and employment and unemployment Taxes on such amounts; (g) all obligations with respect to severance or separation payments of any Company Entity owed to any Person whose employment or other service relationship with a Company Entity terminates on or prior to the Closing (other than any severance obligation resulting from any termination of employment undertaken by Buyer and further excluding any Double Trigger Amount) and the employer portion of any payroll and employment and unemployment Taxes on such amounts, (h) Asset Retirement Obligation Amount; (i) the Pension Underfunding; (j) the aggregate amount of the unfunded liability (determined in accordance with GAAP and reflecting the interest rate environment and market conditions as of the Closing Date, subject to review and approval by the Independent Actuary) of the Company Entities under the Lexmark Nonqualified Supplemental Retirement Plan and any other deferred compensation plan or program and the employer portion of any payroll and employment and unemployment Taxes; (k) the unfunded accrued liability (determined in accordance with GAAP and reflecting the interest rate environment and market conditions as of the Closing Date, subject to review and approval by the Independent Actuary) of the Company Entities under the Retiree Welfare Plans; (l) Pre-Closing Income Taxes; (m) Unpaid Section 965 Taxes; (n) obligations for the deferred purchase price of property or services, including accrued and unpaid royalties or deferred payments of a similar nature; (o) all guarantee or keep well obligations in respect of obligations of the kind referred to in clauses (a) through (n) above; (p) any and all accrued and unpaid interest in respect of obligations of the kind referred to in clauses (a) through (o) above and any breakage costs, penalties, additional interest, premiums, fees and other costs and expenses associated with prepayment or redemption in respect of obligations of the kind referred to in clauses (a) through (o) above, but excluding any breakage costs, penalties, additional interest, premiums, fees and other costs and expenses payable in connection with any Funded Indebtedness that will not become due, payable or paid in connection with or as a result of the transactions contemplated by this Agreement. For the avoidance of doubt, “Funded Indebtedness” shall not include (i) any Transaction Related Expenses (including the Double Trigger Amount), (ii) any items reflected in Net Working Capital, (iii) any amounts in respect of any sale bonuses, change in control bonuses, retention bonuses or severance obligations, including without limitation, any amount payable pursuant to the Lexmark International, Inc. Long Term Incentive Plan, that is or becomes payable upon, and as a result of, the combination of (x) the signing of this Agreement or the anticipated consummation of the transactions contemplated by this Agreement and (y) (1) any termination of employment undertaken by Buyer or (2) any separation of service by employees for good reason arising out of Buyer’s failure to assume or stated intention not to assume any employees’ employment, change in control, management services or similar agreements providing for payment of such amounts, including the employer portion of any payroll and employment and unemployment Taxes payable on such amounts or (iv) any amounts owing between any Company Entity, on the one hand, and any other Company Entity, on the other hand.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“Government Contract” means any Contract, including any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, purchase order, delivery order, task order, or other similar arrangement of any kind between (a) a Company Entity and (b) any (i) Governmental Entity, (ii) prime contractor to a Governmental Entity with respect to a Contract entered into with a Governmental Entity, or (iii) subcontractor with respect to any Contract described in clause (i) or (ii), including any closed contract or subcontract as to which the right of a Governmental Entity or a higher-tier contractor to review, audit or investigate has not expired. For the avoidance of doubt, a task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Contract Bids” has the meaning set forth in Section 3.23(a) of this Agreement.

“Government Prime Contract” means a direct Government Contract between any of the Company Entities and a Governmental Entity, bids relating to a potential Government Prime Contract and contracts issued in response thereto.

“Governmental Authorizations” means all licenses, permits, certificates, grants, franchises, waivers, consents and other similar authorizations or approvals issued by or obtained from a Governmental Entity.

“Governmental Entity” means any United States or foreign federal, state, provincial or local government or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory, taxing or administrative functions of any such government or political subdivision, and any supranational organization of sovereign states exercising such functions for such sovereign states, and any mediator or arbitrator.

“Governmental Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency or instrumentality or on behalf of any such public organization.

“Hazardous Substances” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is defined, listed or regulated as hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect, or for which liability or standards of conduct may be imposed pursuant to Environmental Laws; and (b) any petroleum or petroleum-derived products, natural gas, natural gas liquids, liquefied natural gas or synthetic gas, radon, radioactive materials or wastes, biohazardous wastes, biological toxins, any explosive or extremely dangerous material, lead-based paint, asbestos in any form, lead or lead-containing materials, urea formaldehyde, per and polyfluoroalkyl substances, and polychlorinated biphenyls.

“Hook Stock Unwind Amount” means $9,300,000.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” means any Tax measured by, imposed on or calculated by reference to net income or profits, including any income, franchise, margin or similar Tax (however denominated) and any Swiss net equity Tax, and any withholding Tax with respect thereto.

“Independent Actuary” means Aon.

“Insurance Policies” has the meaning set forth in Section 3.16(o) of this Agreement.

“Intellectual Property Rights” means all rights, title and interests in and to all intellectual property rights of every kind and nature however denominated, throughout the world, including, but not limited to, the following: (a) trademarks, service marks, certification marks, trade names, logos, symbols and similar indicia of source of origin, trade dress, brands, domain names and social media accounts, the goodwill connected with the use of and symbolized by the foregoing and all registrations and applications for any of the foregoing in any jurisdiction throughout the world; (b) copyrights and published and unpublished works of authorship, whether copyrightable or not and all copyright registrations and applications for registration thereof, all renewals, extensions, restorations and revisions thereof and all moral rights related thereto in any jurisdiction throughout the world, (c) inventions (whether or not patentable or reduced to practice), invention disclosures and submissions, utility models, patent applications, patents, including any extensions, reexaminations and reissues, divisionals, continuations and continuations-in-part, patent disclosures and any improvements thereto and all registrations and applications for any of the foregoing in any jurisdiction throughout the world; (d) confidential information, know-how, trade secrets and other proprietary information (including ideas, processes, methods, techniques, research and development information and results, drawings, inventions, specifications, layouts, designs, formulae, algorithms, proposals, technical data, marketing plans and customer, prospect and supplier lists, compositions, industrial models, and architectures) (collectively, “Trade Secrets”); (e) mask works and applications and registrations thereof; (f) Software, database rights and rights in all other technology; (g) other intellectual property rights and related proprietary rights; and (i) all rights to assert, defend and recover for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any of the foregoing.

“Interim Balance Sheet” has the meaning set forth in Section 3.6(a) of this Agreement.

“Interim Balance Sheet Date” has the meaning set forth in Section 3.6(a) of this Agreement.

“Interim Financial Statements” has the meaning set forth in Section 3.6(a) of this Agreement.

“Interim Period Obligations” means any liabilities or obligations: (i) incurred by the Company Entities after the date of this Agreement and prior to the Closing directly resulting from acts or omissions by the Company Entities, and outside of the Ordinary Course of Business, (ii) which will or would reasonably be expected to survive the Closing Date, (iii) that are not taken into account in calculating Funded Indebtedness, Net Working Capital or Transaction Related Expenses and (iv) that are not reasonably likely to be recoverable by the Buyer Parties pursuant to the R&W Insurance Policy.

“Interim Period Obligation Escrow Account” has the meaning given to that term in Section 2.3(c)(iv).

“Interim Period Obligation Escrow Fund” has the meaning given to that term in Section 2.3(c)(iv).

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means all networks, servers, switches, endpoints, Software, platforms, websites, storage, firmware, hardware, and other information technology, that are owned, purported to be owned, operated, leased, licensed, held, or used by any Company Entity.

“JEF Commitment Letter” means that certain debt commitment letter from Jefferies Finance LLC and Jefferies LLC, dated as of the date hereof, addressed to Buyer (including all exhibits, schedules, annexes, supplements, amendments, restatements and modifications thereto).

“Knowledge of Buyer” means the actual knowledge, after reasonable inquiry of such Person’s direct reports, of any of the following individuals: Flor Colón and Xavier Heiss.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry of such Person’s direct reports, of any of the following individuals: Allen Waugerman, Chuck Butler, Brent Lambert, Tonya Jackson, Vishal Gupta, Melanie Hudson, and Billy Spears.

“Law” means any constitution, law, statute, ordinance, rule, regulation, regulatory requirement, act, code, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a Governmental Entity or common law.

“Leased Real Property” is all Real Property Interests that are leased or occupied by any of the Company Entities pursuant to any leases, subleases, guarantees, occupancy agreements, options, rights, concessions or other agreements or arrangements with respect to the real property associated therewith (the “Leases”).

“Lexington L/C” means that certain Letter of Credit, dated January 26, 2024, issued by Morgan Stanley Senior Funding Inc. (as Issuer) to Lexington Campus SLB LLC (as Beneficiary) on behalf of Lexmark International, Inc. (as Applicant), relating to the Lexington Real Property.

“Lexington Property” means the Leased Property located at 740 West New Circle Road, Lexington, Kentucky 40511.

“Lexington Real Property Agreements” means (a) that certain Purchase and Sale Agreement dated December 28, 2023, by and between Lexmark International, Inc. and Lexington Campus SLB LLC, (b) that certain Lease Agreement dated December 28, 2023, by and between Lexmark International, Inc. and Lexington Campus SLB LLC, (c) that certain Guaranty dated as of December 28, 2023, by Lexmark International II, LLC for the benefit of Lexington Campus SLB LLC, (d) that certain Real Estate Purchase Agreement, dated July 22, 2024, by and between Lexmark International, Inc. and the Board of Education of Fayette County, Kentucky and (e) solely with respect to the Lexington Property, all agreements or other documentation (including their respective amendments, modifications and supplements) pursuant to which any Company Entity holds any other rights with respect to use or occupancy of the Lexington Property or any improvements thereon, including all rights, title and interest in and to all easements, rights-of-way, privileges, and hereditaments, whether or not of record, and all mineral rights, development rights, and water rights relating to the Lexington Property.

“Lien” means any charge, mortgage, pledge, security interest, lien, license or encumbrance, other than those that customarily arise under securities Laws in private transactions.

“Losses” means any damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, awards, interest, penalties, fees, costs and expenses (including reasonable, documented attorneys’ fees and disbursements).

“Malicious Code” means any computer code or any other procedures, routines or mechanisms which may: (i) disrupt, disable, harm or impair in any material way such Software’s operation, (ii) cause such Software to damage or corrupt any data, storage media, programs, equipment or communications of any Company Entity or its clients, or otherwise interfere with such Company Entity’s operations or (iii) permit any third party to access any such Software to cause disruption, disablement, harm, impairment, damage erasure or corruption (sometimes referred to as “traps”, “viruses”, “access codes”, “back doors” “Trojan horses,” “time bombs,” “worms,” or “drop dead devices”).

“Marketing Period” means the first period of ten (10) consecutive Business Days (or such shorter period as agreed by the Debt Financing Sources) after the date hereof and throughout and on the last day of which (i) Buyer shall have the Required Information, and such Required Information is and remains Compliant and (ii) the conditions set forth in Section 9.1 and Section 9.2 (other than those conditions that by their nature are to be satisfied by deliveries made at the Closing) shall be satisfied or waived and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied or waived assuming the Closing were to be scheduled for any time during such period; provided, that (a) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such ten (10) consecutive Business Day period, (x) the Required Information ceases to be Compliant for any reason or otherwise does not include the “Required Information” as defined herein, in which case the Marketing Period will not be deemed to commence until, at the earliest, Buyer has received all of the Required Information and such Required Information is and remains Compliant throughout the Marketing Period or (y) the Company shall have issued a public statement indicating its intention to restate any financial statements included in the Required Information or that such restatement is under consideration, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Required Information has been amended or the Company has concluded that no restatement is required in accordance with GAAP, and (b) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is otherwise funded in full, taking into account, for the purposes of this clause (b) only, any amounts (if any) of the Debt Financing funded into escrow; provided, further, the Marketing Period (i) shall exclude (A) the date hereof through January 5, 2025 and (B) January 20, 2025, February 17 2025, May 26, 2025, June 19, 2025, July 3 through July 4, 2025, August 15 through September 1, 2025, November 27 through November 30, 2025, December 15 through January 4, 2026, January 19, 2026, February 16, 2026, May 25, 2026, June 19, 2026, and July 3rd, 2026 and (ii) shall be completed prior to August 17, 2026. If the Company in good faith reasonably believes that it has delivered the Required Information and the Required Information is Compliant, it may deliver to Buyer a written notice to that effect (stating the date on which it believes it completed any such delivery), in which case the Company shall be deemed to have delivered the Required Information to Buyer on the date specified in that notice and the Required Information shall be deemed to be Compliant and

(subject to the continuing applicability of clauses (i) and (ii) above, clauses (a) and (b) of the first proviso above and the second proviso above) the ten (10) consecutive Business Day period described above shall be deemed to have commenced on the date of receipt of such notice, unless Buyer determines in good faith that the Company has not completed delivery of the Required Information or the Required Information is not Compliant and, within four (4) Business Days after its receipt of such notice from the Company, Buyer delivers a written notice to the Company to that effect (stating with reasonable specificity which information is required to complete the delivery of the Required Information or the reason for which the Required Information is not Compliant).

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that is individually or in the aggregate, materially adverse to the Business, the condition (financial or otherwise) or results of operations or assets of the Company Entities, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, will be, would be, or would reasonably be expected to have or result in, a Material Adverse Effect: (i) any failure by the Company Entities to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the underlying facts or causes giving rise or contributing to such failure may (subject to the other provisions of this definition) be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect); (ii) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement, pendency or consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements (including, for the avoidance of doubt to the extent so attributable, cancellations of or delays in customer orders, reduction in sales, or termination or disruption in supplier, distributor, partner or similar relationships, or loss of employees); (iii) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting (A) the industries in which any of the Company Entities participates (including industries from which the Company Entities obtain or purchase supplies for use in their products or services, and/or fluctuating conditions resulting from cyclicality or seasonality affecting the Company Entities, including their customers and suppliers) (B) national, regional, local, international or global economies or political conditions (including Sino-US trade war) or (C) the financial, banking or securities markets (including any disruption thereof, any decline in the price of any security or any market index and any changes in interest rates, global financial or economic crisis or down-turn); (iv) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action required by or the inability to take any action prohibited by, this Agreement or any of the Ancillary Agreements, except for the requirement of Seller and the Company Entities to operate the Business in the Ordinary Course of Business in Section 6.5; (v) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in GAAP or other accounting requirements or principles or any actual, threatened or proposed change in applicable Laws, rules or regulations or the interpretation or enforcement of any of the foregoing; (vi) any adverse change, effect, event, occurrence, state of facts or development arising in connection with natural disasters, global health conditions including any epidemic, pandemic or disease outbreak such as COVID-19 or any mutation or variation thereof (including, in respect thereof, any labor strike, labor stoppage or slowdown, labor dispute, or the loss, absence, illness, disability, death, quarantine, termination, diminished productivity or work schedule or employees, independent contractors or consultants of any of the Company Entities), or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; (ix) the effect of any action taken by Buyer or any of its Affiliates with respect to the transactions contemplated hereby; or (x) actions or omissions of the Company Entities that are consented to, or requested, by Buyer or any of its Affiliates; provided that the exceptions set forth in clauses (iii), (v) and (vi) above shall apply only to the extent such change, effect, event, occurrence, state of facts or development referred to in such exception does not have a materially disproportionate impact on the Company Entities, taken as a whole, relative to other Persons operating in the industries in which the Company Entities operate.

“Material Contracts” has the meaning set forth in Section 3.14(a) of this Agreement.

“Material Counterparties” has the meaning set forth in Section 3.21 of this Agreement.

“Material Customer” has the meaning set forth in Section 3.21 of this Agreement.

“Material Supplier” has the meaning set forth in Section 3.21 of this Agreement.

“Material Survey Defects” means any encroachments, setback violations and other survey or title matters that (a) interfere in any material respect with legal access to, or the use or operation of, the Owned Real Property in connection with the business as currently conducted on the Owned Real Property or to utilize such properties for their intended purposes and (b) are not shown on an ALTA/NSPS Land Title Survey delivered prior to Closing in connection with the issuance of one or more Title Policies at Closing.

“Meeting Deadline” has the meaning set forth in Section 11.1(f) of this Agreement.

“National Security Agreement” means that certain National Security Agreement in CFIUS Case 16-086, dated September 29, 2016, between and among Ninestar Corporation (f/k/a Apex Technology Co. Ltd.), Ninestar Holdings Company Limited, Lexmark International Inc., the CFIUS Monitoring Agencies and the other parties thereto.

“Net Working Capital” means, with respect to the Company Entities, (a) the consolidated Current Assets of the Company Entities, minus (b) the consolidated Current Liabilities of the Company Entities, in each case, determined on a consolidated basis without duplication as of immediately prior to the Closing and calculated in accordance with the Accounting Principles.

“Net Working Capital Adjustment” shall be (a) the amount by which Net Working Capital exceeds the Target Net Working Capital or (b) the amount by which Net Working Capital is less than the Target Net Working Capital, in each case, if applicable; provided that any amount which is calculated pursuant to clause (b) above shall be deemed to be a negative number. For the avoidance of doubt, if Target Net Working Capital is a negative number, Net Working Capital shall exceed Target Net Working Capital for purposes of this Agreement if Net Working Capital is closer to $0 than Target Net Working Capital. For illustrative purposes only, an example calculation of Net Working Capital is set forth in Part 2 of Exhibit A. No amount set forth on Exhibit A shall be considered by the Parties or the Neutral Firm in determining the Net Working Capital.

“Neutral Firm” means Deloitte or any other independent accounting firm as Buyer and Seller may mutually agree.

“Non-Party” has the meaning set forth in Section 12.13 of this Agreement.

“Non-Terminating Intercompany Agreements” has the meaning set forth in Section 6.12 of this Agreement.

“Ninestar” means Ninestar Corporation, a corporation organized under the Laws of the People’s Republic of China.

“Ninestar Shareholder Approval” means the affirmative vote of at least two-thirds of the voting shares of Ninestar held by the shareholders present at the Ninestar Shareholder Meeting approving this Agreement and the transactions contemplated hereby.

“Ninestar Shareholder Meeting” means a meeting of Ninestar’s shareholders, duly called in accordance with the organizational documents of Ninestar and applicable Law and stock exchange regulations, to be held to seek the Ninestar Shareholder Approval.

“OFAC” has the meaning set forth in Section 3.10(d) of this Agreement.

“Order” has the meaning set forth in Section 9.1(b) of this Agreement.

“Ordinary Course of Business” means any action taken by a Person if such action is (a) consistent with such Person’s past custom or practice in light of the circumstances prevailing at the time of such action, including such Person’s actions in response to similar circumstances in any historical period or (b) taken in the ordinary course of such Person’s normal day-to-day operations.

“Organizational Documents” means the certificates of limited partnership, certificates of incorporation, certificates of formation, certificates of registration, articles, limited partnership agreements, by-laws, limited liability company agreements or other organizational documents of the applicable entity (including any amendment, amendment and restatement, modification or supplement to any of the foregoing).

“Outside Date” means December 22, 2025; provided, however, (i) if at December 22, 2025, all of the conditions set forth in Article IX are satisfied or validly waived (other than those that by their nature are to be satisfied at the Closing, and such conditions would be satisfied at the Closing), except for the condition set forth in Section 9.1(a), then either Buyer or Seller may extend the Outside Date for up to three (3) additional three (3) month periods upon written notice of such extension to the other Party, which notice shall specify the new Outside Date, which shall then be the Outside Date for all purposes under this Agreement and/or (ii) if at December 22, 2025, Seller has brought a Proceeding to seek specific enforce of the terms and provisions hereof by Buyer, then the Outside Date shall automatically be extended by (x) the amount of time during which such Proceeding is pending, plus twenty (20) Business Days or (y) such other time period established by the Chosen Court presiding over such Proceeding, and for the avoidance of doubt, if such Proceeding is to cause the Closing to occur, this Agreement may not be terminated during such Proceeding by any Party hereto prior to the expiration of the Outside Date; provided, that, for the avoidance of doubt, in no event shall the Outside Date be extended past September 22, 2026.

“Overfunding Payment” has the meaning set forth in Section 6.16 of this Agreement.

“Owned Real Property” means all Real Property Interests owned in fee by any of the Company Entities or acquired prior to the Closing.

“Party” or “Parties” means Buyer and Seller.

“Payoff Letter” has the meaning set forth in Section 2.5(c) of this Agreement.

“Pension Plan” has the meaning set forth in Section 3.12(i) of this Agreement.

“Pension Underfunding” means any obligations determined in accordance with GAAP of the Company Entities with respect to any underfunding of any defined benefit pension plan as of the Closing Date using the methodology for determining actuarial assumptions and the valuation of assets set forth in the Mercer actuarial reports entitled Accounting for Global Retirement Plans and Other Post-Retirement Benefit Programs: Consolidated Reporting under US accounting standards for fiscal year ending December 31, 2023, Lexmark International, Inc., and dated January 30, 2024, but reflecting the interest rate environment and market conditions as of the Closing Date subject to review and approval by the Independent Actuary.

“Permitted Liens” means (a) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’ or repairmen’s Liens or other similar Liens arising or incurred in the Ordinary Course of Business and which will not impair the operation of the Business, (b) Liens for Taxes, assessments and other governmental charges not yet due and payable, or due but not delinquent or being contested in good faith by appropriate Proceedings for which adequate reserves have been established in accordance with GAAP or other applicable Accounting Principles, (c) with respect to real property, (i) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, which do not materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the Company Entities’ business, (ii) any conditions that are listed as exceptions in the Title Policies or any updated title commitment obtained and made available to Buyer and that do not materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the Company Entities’ business, (iii) zoning, building, subdivision or other similar requirements or restrictions which are not violated by the current use and operation of the applicable real property and (iv) any and all service contracts and agreements affecting any real property, in each case, which do not impair in any material respect the current use or occupancy of the real property subject thereto, (d) leases, subleases, licenses and occupancy and/or use agreements affecting any real or personal property (or any portions thereof) set forth in any Schedule and that do not now (and will not in the future)

materially impair the occupancy or use of the real property for the purposes for which it is currently (or in the future to be) used in connection with the Business, (e) deposits or pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds and other obligations of a like nature, (f) non-exclusive licenses granted by any Company Entity to any Person in the Ordinary Course of Business, including implied licenses granted by any Company Entity in connection with the commercial sale of products and/or services, and (g) Liens created by this Agreement or any of the Ancillary Agreements, or in connection with the transactions contemplated hereby by Buyer.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Personal Data” means (i) all information in any medium relating to an individual, household or device, that alone or in combination with other information allows, directly or indirectly, for the identification of, an individual, household, or device; and (ii) any information that is defined as “personal information” or “personal data” under any Privacy and Data Security Laws.

“Peruvian Tax Amount” means an amount equal to the product of: (i) Peruvian Tax Liabilities multiplied by (ii) 0.50.

“Peruvian Tax Liabilities” means the aggregate amount of all Losses (excluding amounts due or payable solely among or between Buyer and any of its Affiliates, including the Company Entities) actually incurred by Buyer or any of its Affiliates (including the Company Entities), but regardless of when such amounts are required to be paid, arising out of the Tax and Penalty Determination Ruling issued by the Peruvian National Tax Authority regarding the Company Entities’ collection of VAT (Impuesto General a las Ventas).

“PAG Asia” means PAG Asia Capital Lexmark Holding Limited, a British Virgin Island limited company.

“PIK Notes Commitment Letter” means that certain debt commitment letter from DCS Finance, LLC and Christy 2017, LP, dated as of the date hereof, addressed to Buyer (including all exhibits, schedules, annexes, supplements, amendments, restatements and modifications thereto).

“PRC” has the meaning set forth in Section 9.2(f) of this Agreement.

“PRC Authority” means CSRC, SZSE and their local branches.

“Pre-Closing Income Taxes” means all unpaid Income Tax liabilities of the Company Entities for any Pre-Closing Tax Period, calculated (a) separately for each Company Entity for each applicable taxing jurisdiction and each applicable taxable period and each applicable type of Income Tax (with the amount of each specific kind of Income Tax liabilities for each Company Entity with respect to each applicable taxing jurisdiction for each applicable Pre-Closing Tax Period not being less than zero); (b) in accordance with the past practice of the Company Entities, unless otherwise required by applicable Law (with any past practice position of the Company Entities with “more likely than not” or greater comfort to be considered to be in accordance with applicable Law); (c) by including all Taxes that would reasonably be expected to be payable after the Closing Date by the Company Entities or any affiliated group of which any Company Entity becomes a member after the Closing (solely as a result of such Company Entity’s inclusion in such group) under Sections 951 or 951A of the Code, determined as if the tax year of all relevant controlled foreign corporations ended at the end of the day on the Closing Date; (d) by taking into account any prior tax payments and any deductions, credits losses or other tax attributes, including any net operating loss or other Tax attribute that is deductible (or available as a credit that would offset any income Tax liability) in a Pre-Closing Tax Period to the extent permitted under applicable Law at a “more likely than not” or greater comfort level.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Tax Period through the end of the Closing Date. “Preferred Bidder Status” means a small business concern, a small, disadvantaged business, an 8(a) concern, a service-disabled veteran-owned small business concern, a veteran-owned small business concern, a historically underutilized business zone small business concern, a woman-owned small business concern, a “protégé” under a mentor-protégé agreement or program, or any other preferential status.

“Privacy and Data Security Laws” means all applicable Laws relating to privacy, data protection, the Processing of Personal Data or IT Assets, the security of Personal Data or IT Assets, data breach disclosure and notification, and marketing, including HIPAA, the California Consumer Privacy Act as amended by the California Privacy Rights Act and other comprehensive state privacy laws, the Privacy and Electronic Communications Directive (2002/58/EC) (the “ePrivacy Directive”) and the General Data Protection Regulation (2016/679) (the “GDPR”) and any national legislation implementing or supplementing the ePrivacy Directive or the GDPR, the United Kingdom’s Data Protection Act 2018 and the GDPR as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of the European Union (Withdrawal) Act 2018 (to the extent applicable), China’s Personal Information Protection Law, India’s Digital Personal Data Protection Act, the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, state data security laws, state unfair or deceptive trade practices laws, state biometric privacy laws, state social security number protection laws, state data breach notification laws, state data broker laws, and the SEC’s cybersecurity rules and regulations.

“Privileged Communications” has the meaning set forth in Section 12.16 of this Agreement.

“Proceeding” means any action, claim, suit, charge, complaint, audit, investigation, mediation, arbitration or other proceeding (whether civil, criminal, or administrative) pending, commenced, brought, conducted, or heard by or before any Governmental Entity.

“Processing” means any operation or set of operations performed upon Personal Data, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, combination, restriction, erasure, destruction, or other actions that are otherwise defined as ‘process’ or ‘processing’ under the GDPR or any Data Requirements.

“Public Software” means any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free Software, “copyleft”, open source code Software (e.g., Linux) or similar licensing or distribution models, including Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License, (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), (f) the Sun Industry Standards Source License (SISSL), (g) the BSD License, (h) the Apache License, or (i) any other license described by the Open Source Initiative as set forth at www.opensource.org.

“R&W Insurance Policy” means that certain buyer-side representation and warranty insurance policy to be obtained by Buyer or an Affiliate thereof in connection with the transactions contemplated by this Agreement.

“R&W Insurance Policy Expenses” has the meaning set forth in Section 6.13 of this Agreement.

“Real Property” means, collectively, the Leased Real Property and the Owned Real Property.

“Real Property Interests” are all Owned Real Property and Leased Real Property and all other material rights-of-way, surface leases, surface use agreements, easements, real property interests, real rights, licenses, servitudes, permits and privileges owned or held for use by any of the Company Entities or hereinafter acquired by any of the Company Entities prior to Closing, in each case constituting real property or a real property interest, together with the rights, tenements, appurtenant rights and privileges relating thereto.

“Registered Intellectual Property Rights” has the meaning set forth in Section 3.11(a) of this Agreement.

“Regulatory Action” has the meaning set forth in Section 6.3(c) of this Agreement.

“Regulatory Approvals” has the meaning set forth in Section 5.4 of this Agreement.

“Related Party” has the meaning set forth in Section 3.20 of this Agreement.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Substances (including the abandonment or discarding of barrels, containers, or other closed receptacles containing Hazardous Substances) into the indoor or outdoor environment.

“Required Amount” has the meaning set forth in Section 5.8.

“Required Information” means (a) the information with respect to the Company Entities required by paragraph 7 under the heading “Conditions to Funding the Senior Unsecured Notes on the Acquisition Closing Date” and paragraph 5 under the heading “Conditions to Funding of the Refinancing Facility on the Refinancing Closing Date” of Exhibit C to the JEF Commitment Letter, (b) all financial information with respect to the Company Entities reasonably requested by Buyer and necessary to permit Buyer to prepare the pro forma financial statements required by clauses (b)(i) and (ii) of paragraph 8 under the heading “Conditions to Funding the Senior Unsecured Notes on the Acquisition Closing Date” and clauses (b)(i) and (ii) of paragraph 6 under the heading “Conditions to Funding of the Refinancing Facility on the Refinancing Closing Date” of Exhibit C to the JEF Commitment Letter and (c) such other customary financial data, audit reports and other information (including a customary “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the Business) regarding the Company Entities as may be reasonably requested in writing by Buyer to the extent that such information (x) is required in connection with the Debt Financing, (y) is of the type that would be required by Regulation S-K and Regulation S-X under the Securities Act (other than such provisions for which compliance is not customary in a Rule 144A offering of high-yield debt securities) for a registered public offering of securities (including convertible debt securities) on a registration statement on Form S-1 under the Securities Act to consummate the offering of any securities contemplated by the Debt Financing or (z) is otherwise necessary to receive from the independent auditors of the Company Entities (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in the offering memorandum with respect to the Debt Financing) customary “comfort” (including “negative assurance” comfort and change period comfort) with respect to the financial information to be included in such offering memorandum; provided that with respect to any Debt Financing that the Buyer shall elect to register with the Securities and Exchange Commission (the “Commission”), the Required Information shall additionally include such other customary financial data, audit reports and other information regarding the Company Entities that are required by the applicable rules, regulations and forms of the Commission to be included in a registration statement on Form S-3 in connection with the marketing of such Debt Financing. Notwithstanding anything to the contrary in this definition, nothing in this Agreement shall require the Company to provide any Excluded Information.

“Representative” or “Representatives” means, with respect to a particular Person, any director, member, limited or general partner, equityholder, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, accountants and financial advisors.

“Reserved Losses” means: (1) the Argentinian Tax Amount and the (2) the Peruvian Tax Amount.

“Resolution Period” has the meaning set forth in Section 2.7(b) of this Agreement.

“Retention Fundamental Representations” means the representations and warranties solely set forth in Section 3.1 (Authorization), Section 3.18 (Finders’ Fees), Section 4.1 (Organization and Qualification), Section 4.2 (Authorization; Binding Effect) and Section 4.3 (Title).

“Retiree Welfare Plan” has the meaning set forth in Section 3.12(j) of this Agreement.

“Sale-Leaseback Amount” means $141,000,000.00.

“Sanctioned Country” has the meaning set forth in Section 3.10(d) of this Agreement.

“Sanctioned Person” has the meaning set forth in Section 3.10(d) of this Agreement.

“Seller” has the meaning set forth in the Preamble of this Agreement.

“Seller Delayed Amounts” means amounts payable to Seller pursuant to Section 2.7(d), Section 2.10 and Section 6.16.

“Seller Releasees” has the meaning set forth in Section 6.7(b) of this Agreement.

“Seller Releasors” has the meaning set forth in Section 6.7(c) of this Agreement.

“Seller R&W Insurance Expenses” has the meaning set forth in Section 6.13(a) of this Agreement.

“Sensitive Data” means (i) all Personal Data; and (ii) other confidential or proprietary business or customer data and trade secret information.

“Shanghai Shouda” means Shanghai Shouda Investment Centre, a company organized under the Laws of the People’s Republic of China.

“Software” means any and all computer programs (including firmware), including (i) any and all software implementations of algorithms, models, applications, utilities, development tools, diagnostics and methodologies, whether in source code, object code, or other form, and any data, databases, and collections of data and (ii) all documentation related to any of the foregoing.

“Straddle Tax Period” means a taxable period that begins before and ends after the Closing Date.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interests thereof having the power to govern or elect members of the applicable governing body of such entity is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof; and the term “Subsidiary” with respect to any Person shall include all subsidiaries of each subsidiary of such Person.

“SZSE” means the Shenzhen Stock Exchange.

“Target Net Working Capital” means $21,000,000.

“Tax Returns” means any return, report, form, information return or other document (including elections, declarations, disclosures, estimates, claims for refunds, and information returns, and schedules) and other information supplied or required to be supplied to any Taxing Authority relating to Taxes, including any supporting information on any schedule or attachment thereto and any amendment or supplement thereof.

“Taxes” means (a) any and all taxes, charges, fees, levies, tariffs, imposts, duties or other assessments of any kind whatsoever, in each case, in the nature of a tax, imposed by or payable to any federal, state, provincial, local, or foreign tax authority, including net income, gross income, net receipts, gross receipts, profit, severance, real or personal property, escheat, unclaimed property, production, sales, use, intangibles, license, excise, occupation, franchise, employment, social security, workers’ compensation, unemployment compensation, stamp, occupation, premium, windfall profits, occupancy, payroll, withholding or back-up withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, estimated or other tax, custom, duty, governmental fee or other similar governmental charge, together with any interest, fine, penalty, addition to tax or additional amount imposed with respect thereto, (b) any and all liability for the payment of any items described in clause (a) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group), and (c) any and all liability for the payment of any amounts described in clause (a) or (b) above as transferee or successor or by Contract (other than contracts that do not primarily relate to Taxes).

“Taxing Authority” means any Governmental Entity responsible for the imposition of any Tax (foreign or domestic).

“Terminating Intercompany Agreements” has the meaning set forth in Section 6.12 of this Agreement.

“Trade Control Laws” has the meaning set forth in Section 3.10(d) of this Agreement.

“Transaction Related Expenses” means the sum, without duplication, of all unpaid liabilities of any Company Entity as of immediately prior to the Closing for (a) the amount of any investment banking, accounting, attorney or other professional fees incurred by any of the Company Entities on or prior to Closing with respect to the transactions contemplated by this Agreement; (b) the amount of any “single trigger” sale bonuses, change in control bonuses, or retention bonuses, including without limitation, any amount payable pursuant to the Lexmark International, Inc. Long Term Incentive Plan, that is or becomes payable upon, and solely as a result of, the consummation of the transactions contemplated by this Agreement, and the employer portion of any payroll and employment and unemployment Taxes payable on such amounts; (c) the Double Trigger Amount; (d) fifty percent (50%) of the fees, costs and expenses of the D&O Insurance; (e) the Seller R&W Insurance Policy Expenses; (f) fifty percent (50%) of the filing fees to be paid in connection with the HSR Act and any other Competition/Investment Law approvals (for the avoidance of doubt, Buyer shall pay all expenses of its advisors and Representatives in connection with obtaining the Regulatory Approvals contemplated by Section 6.3); (g) the Commitment Fee and (h) all additional or accelerated payments, transfer fees, payments or penalties, or other consideration to be made on account of the transactions contemplated by this Agreement or the Ancillary Agreements; in each case, to the extent not paid prior to the Closing Date or included in the calculation of Funded Indebtedness. For the avoidance of doubt, Transaction Related Expenses shall not include any amounts in respect of any sale bonuses, change in control bonuses, retention bonuses or severance obligations, including without limitation, any amount payable pursuant to the Lexmark International, Inc. Long Term Incentive Plan, that is or becomes payable upon, and as a result of, the combination of (x) the signing of this Agreement or the anticipated consummation of the transactions contemplated by this Agreement and (y) (1) any termination of employment undertaken by Buyer or (2) any separation of service by employees for good reason arising out of Buyer’s failure to assume or stated intention not to assume any employees’ employment, change in control, management services or similar agreements providing for payment of such amounts, including the employer portion of any payroll and employment and unemployment Taxes payable on such amounts.

“Transfer Taxes” has the meaning set forth in Section 8.1 of this Agreement.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“280G Stockholder Approval Requirements” has the meaning set forth in Section 7.4 of this Agreement.

“Union” means any labor union, works council or similar employee representative body.

“Unpaid Section 965 Taxes” means the amount of Taxes required to be paid by the Company Entities under Section 965 of the Code with respect to any Pre-Closing Tax Period, which amount remains unpaid after the Closing.

“Voting Agreement” has the meaning set forth in the Recitals of this Agreement.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

EXHIBIT A

ACCOUNTING PRINCIPLES

[Intentionally Omitted]

EXHIBIT B

NON-TERMINATING AGREEMENT AMENDMENT TERMS

[Intentionally Omitted]

EXHIBIT C

CLOSING DEBT TO BE DISCHARGED

[Intentionally Omitted]

EXHIBIT D

R&W INSURANCE POLICY

[Intentionally Omitted]